FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                          For the month of August, 2005

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                        Form 20-F  X      Form 40-F
                                 -----             -----

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
                             Yes          No  X
                                -----       -----

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

                                       N/A

                        Huaneng Power International, Inc.
                     West Wing, Building C, Tianyin Mansion
                           No. 2C Fuxingmennan Street
                                Xicheng District
                               Beijing, 100031 PRC

This Form 6-K consists of:

2005 Interim Report of Huaneng Power International, Inc. (the "Registrant"), made by the Registrant in English on August 22, 2005.

                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.


                          HUANENG POWER INTERNATIONAL, INC.


                          By  /s/ Huang Long
                              --------------

                          Name:    Huang Long

                          Title:   Director


Date:    August 22, 2005

     CONTENTS                                               2005 Interim Report

2    Interim Results

2    Business Review for the First Half of the Year

4    Prospects for the Second Half of the Year

4    Operating Results

14   Share Capital Structure

14   Purchase, Sale or Redemption of Shares

15   Shareholding Structure

17   Directors' and Supervisors' Right to Purchase Shares

17   Dividends

17   Major Events

18   Corporate Governance

22   Legal Proceedings

23   Documents for Inspection

     Prepared in accordance with International Financial Reporting Standards
24   Condensed Consolidated Interim Balance Sheet (Unaudited)

27   Condensed Consolidated Interim Statement of Income (Unaudited)

28 Condensed Consolidated Interim Statement of Changes in Shareholders' Equity (Unaudited)

29   Condensed Consolidated Interim Statement of Cash Flows (Unaudited)

30   Notes  to  the  Condensed   Consolidated   Interim   Financial   Statements
     (Unaudited)

61   Supplemental Information for North American Shareholders (Unaudited)

     Prepared in accordance with PRC Accounting Standards
68   Balance Sheet (Unaudited)

70   Profit and Loss Accounts (Unaudited)

72   Statement of Income Appropriation (Unaudited)

73   Cash Flow Statement (Unaudited)

76   Notes to the Financial Statements (Unaudited)

159  Supplemental Information (Unaudited)

INTERIM RESULTS

The Board of Directors of Huaneng Power International, Inc. (the "Company") announces the unaudited operating results for the six months period ended 30th June, 2005 (the "Accounting Period") and a comparison with the operating results for the same period of 2004. For the six months period ended 30th June, 2005, the Company recorded a net operating revenue of Rmb18.800 billion and a net profit attributable to the equity holders of the Company of Rmb1.679 billion, representing an increase of 45.02% and a decrease of 32.32% respectively as compared to the same period of 2004. Earnings per share was Rmb0.14 and net asset value per share (excluding minority interest) was Rmb3.00.

In the first half year, the Company still achieved good performance on its safe operation, and its generation and sales still maintained high growth. However, since the unit fuel cost increased substantially as a result of continued rises of coal prices and decline in coal quality, the Company's profit decreased substantially. Please refer to the unaudited financial information below for details of the operating results.

BUSINESS REVIEW FOR THE FIRST HALF OF THE YEAR

During the first half of 2005, the Company's management and all the staff worked hard together in seizing the opportunities of rapid growth in power consumption brought about by the rapid and steady growth of the national economy. The challenges from the rise of coal prices and the decline of coal quality were dealt with in a conscientious manner. Facing increasing competition in the power market, the management and all staff of the Company strived to do their utmost, thereby having overcome the difficulties and completed the tasks set for the first half of 2005. The Company achieved good progress in terms of safe generation, project construction, operation management and preparation work of projects. The Company continued to expand, and as at 30 June, 2005, the Company's power generation capacity on an equity basis amounted to 21,653MW.

Power Generation

During the first half of this year, the power plants of the Company achieved power generation totalling 71.843 billion kWh on a consolidated basis, representing an increase of 47.1% over the same period last year. The growth of power generation was mainly attributable to power generation contributed by Luohuang Power Plant, Yueyang Power Plant, Yingkou Power Plant and Jinggangshan Power Plant acquired in July, 2004 and Pingliang Power Plant and Sichuan Hydro Power acquired in January, 2005, and by the stable generation capacity created by the six new generating units of Yushe Power Plant, Qinbei Power Plant and Huaiyin Power Plant. On the other hand, continued growth of power demand in the regions where the Company's power plants are located and sound and stable operation of its generating units also provided the conditions for the Company to boost its power generation.

The overall performance of the Company's safe operation improved when compared to the same period last year. Maintainence plans were conducted regularly and various index parameters of the generating units remained at relatively good levels, thus creating conditions for boosting power generation.

Cost Controls

During the first half of 2005, the previously tight supply of thermal coal has been eased. However, continued high coal prices, declining coal quality and increase in marine and railway transportation charges had brought about significant impact on the generation and operation of the Company to various degrees. Despite the relatively significant increase in power generation from new generating units as compared to the same period last year and the Company's implementation of various measures on cost controls, the increase in power generation costs brought about by the rise in coal prices could not be relieved. The unit fuel cost of the Company for the first half of the year increased by 22% when compared to the same period last year. Facing such unfavourable conditions, the Company proactively undertook relevant measures to expand major coal supply channels, to adjust the coal supply structure and to contain purchase prices whilst enhancing the settlement rate of major coal contracts. To a certain extent, the adverse effect brought about by the increase in coal prices upon the Company was minimized, under the premises that safe generation and coal consumption was ensured.

Project Development and Construction

The Company made smooth progress on its infrastructure construction and preparation work of its power projects.

(1) 2 x 330MW coal-fired generating units of Huaiyin Power Plant and two hydroelectric power stations of Jialingjiang Qingju and Fujiang Ziyili under Sichuan Hydro Power commenced commercial operation during the first half of the year, adding new power generation capacity on an equity basis amounting to 539MW.

(2) The Shanghai Combined-Cycle-Gas-Turbine project has been confirmed by and registered with the State.

(3) The projects-under-construction and other planned projects of the Company progressed smoothly.

Asset Acquisition

On 26th May, 2005, the Company entered into a transfer agreement with Jiangsu Yueda Investment Company Limited ("Jiangsu Yueda"). Pursuant to the transfer agreement, the Company agreed to acquire 26.36% equity interest in Huaiyin Power Plant Phase I (2 x 220MW coal-fired generating units) from Jiangsu Yueda for RMB200.6 million (pursuant to the acquisition agreement, should there be any appropriation or distribution of dividends declared before the effective acquisition date, consideration should be deducted simultaneously. Hence, dividends declared before effective acquisition date of RMB19.4 million was deducted from the consideration of RMB220 million), and on 28th June 2005 the Company paid the consideration by using cash. After completion of the transaction, the Company owns 90% equity interest in Huaiyin Power Plant Phase I which has increased the Company's power generation capacity on an equity basis by 116MW. The remaining 10% equity interest is owned by Jiangsu Power Development Company Limited.

PROSPECTS FOR THE SECOND HALF OF THE YEAR

In the second half of year 2005, the national economy will continue to maintain steady and rapid development which will bring about stable and rapid growth in power demand, thus providing favourable market conditions for the Company to continue a steady increase in power generation; the "Coal-electricity price linkage mechanism" adopted by the State brought about an increase in the Company's settlement tariff levels, which could reduce the negative impact of surges in coal prices on the generation and operation of the Company. Currently, the problem of coal supply has aroused great concern of the relevant government departments while a series of new policies and measures has been issued. Gradually as a result of the State's macro-economic control measures, the problem of coal shortage has been alleviated and the average inventory has increased. The Company is confident that it will capitalize on the favourable conditions in the coal market in the second half year to enhance the contract settlement rate, improve the coal quality, proactively explore new sources of coal supply, and reduce transportation costs. The Company will keep a close eye on the international market and by ensuring an effective and timely supply of fuel, it will endeavour to reduce fuel costs and to complete various tasks set for the year.

The main tasks for the second half of the year include:

1. to ensure safe operation of all power plants and to strive to increase power generation;

2. to strengthen fuel cost control and contain the range of increase of unit fuel costs;

3. to reinforce sales and marketing and cost control efforts, to ensure an increase in revenue and a reduction in expenses, and to strive to raise the average settlement tariff level;

4. to ensure the high-quality commencement of 1 x 600MW coal-fired generating unit at Shantou Power Plant Phase II and 1 x 600MW coal-fired generating unit at Taicang Power Plant Phase II at the end of the year, and to continue to actively carry out preparation work of other proposed projects.

OPERATING RESULTS

Comparison and Analysis of Operating Results

Comparison of operating results of the first half of 2005 vs those of the first half of 2004:

SUMMARY

Compared to the same period last year, power generation and operating revenue increased substantially because of the expansion of the Company's operating scale as a result of newly acquired power plants and new generating units. However, due to continuous increase in coal prices, gross profit of the Company and its subsidiaries decreased significantly. The net profit decreased by 32.32% when compared to the same period last year.

Net operating revenue

For the first half of 2005, consolidated net operating revenue of the Company and its subsidiaries was RMB18.800 billion, representing an increase of 45.02% from RMB12.964 billion in the same period last year.

The increase in net operating revenue was attributable to the newly acquired power plants, new generating units and the increase in the average settlement tariff rates of the remaining power plants that existed on or before 30th June, 2004 (the "existing power plants"). During the period from July, 2004 to June, 2005, the Company acquired Liaoning Yingkou Power Plant (100% equity interest), Jiangxi Jinggangshan Power Plant (100% equity interest), Hunan Yueyang Power Plant (55% equity interest), Chongqing Luohuang Power Plant and Jiangbei Power Plant (both 60% equity interests), Hebei Hanfeng Power Plant (40% equity interest), Gansu Pingliang Power Plant (65% equity interest) and Sichuan Hydropower (60% equity interest). Furthermore, Henan Qinbei Power Plant (55% equity interest), Shanxi Yushe Phase II (60% equity interest), Jiangsu Huaiyin Phase II (63.64% equity interset) and the two hydro power stations (Fujiang Ziyili Power Plant and Jialingjiang Qingju Power Station) owned by Sichuan Hydropower (60% equity interest) came into commercial operation. The acquisition of power plants, the commercial operation of new generating units and the increase of the average settlement tariff rates of the existing power plants as a result of the coal-electricity price linkage mechanism have led to increases of consolidated net operating revenue by RMB3.908 billion, RMB1.557 billion and RMB489 million respectively. The slight decrease in sale volume of existing power plants led to a decrease of the consolidated net operating revenue by RMB118 million.

Operating expenses

For the first half of 2005, total operating expenses of the Company and its subsidiaries were approximately RMB16.132 billion, representing an increase of approximately 65.10% from RMB9.771 billion in the same period last year.

The increase of operating expenses was attributable to the newly acquired power plants, new generating units that came into operations and the increase in fuel costs. The acquisition of power plants and the commercial operation of new generating units led to increases of total operating expenses of RMB3.148 billion and RMB1.404 billion respectively. Without taking into account the impact of acquisition and the new generating units, operating expenses increased by RMB1.809 billion compared to the same period last year.

Fuel costs

Fuel costs constituted the major operating costs of the Company and its subsidiaries. In the first half of 2005, fuel costs amounted to approximately RMB10.354 billion, representing an increase of approximately 71.80% from approximately RMB6.027 billion in the same period last year. The increase in fuel costs was mainly due to the expansion of the Company's operating scale and the rise of fuel prices. Newly acquired power plants and new generating units caused increases of approximately RMB1.708 billion and RMB981 million of fuel costs respectively. The rise of fuel price led to an increase of fuel costs for existing power plants by approximately RMB1.693 billion. As power generation of existing power plants decreased slightly, their fuel costs decreased by RMB55 million.

As the average unit price of natural coal was RMB339.43 per tonne, representing an increase of 16.96% from approximately RMB290.22 in the same period last year, the unit fuel costs reached RMB158.63MWh, representing an increase of 21.98%.

Depreciation

Depreciation expenses of the Company and its subsidiaries for the first half of 2005 amounted to RMB3.174 billion, representing an increase of approximately 49.42% from RMB2.124 billion in the same period last year. The increase of depreciation expenses was mainly due to the newly acquired power plants and the new generating units that came into commercial operations. The newly acquired power plants and the new generating units brought about increases of depreciation expenses by approximately RMB867 million and RMB232 million respectively.

Labor costs

Labor costs of the Company and its subsidiaries amounted to approximately RMB1.130 billion in the first half of 2005, representing an increase of approximately RMB331 million from approximately RMB799 million in the same period last year. Among the increase, the newly acquired power plants and the new generating units caused increases of labour costs by approximately RMB208 million and RMB56 million respectively.

Other operating expenses

Other operating expenses of the Company and its subsidiaries amounted to approximately RMB797 million in the first half of 2005, representing an increase of approximately RMB492 million from approximately RMB305 million in the same period last year. Among the increase, newly acquired power plants and the new generating units caused increases of other operating expenses by approximately RMB195 million and RMB95 million respectively.

Financial expenses, net

The net financial expenses of the Company and its subsidiaries totaled approximately RMB605 million in the first half of 2005, representing an increase of approximately 166.85% from approximately RMB227 million in the same period last year. The financial expenses of the newly acquired power plants and the new generating units amounted to approximately RMB179 million (among which, the depreciation of Euro in the first half of 2005 brought about an exchange gain of approximately RMB101 million to Luohuang Power Plant) and RMB134 million respectively. The financing for acquisitions led to an increase of approximately RMB120 million of financial expenses while the financial expenses for existing power plants decreased by approximately RMB55 million.

Share of profit of associates

The share of profit of associates of the Company and its subsidiaries in the first half of 2005 amounted to approximately RMB239 million, including investment income from Shenzhen Energy Group ("SEG"), Hanfeng Power Company and Rizhao Power Company of approximately RMB112 million, RMB100 million, RMB25 million respectively.

Income tax expenses

There was no change in the preferential income tax treatment applied to the Company and its subsidiaries. During the first half of 2005, the income tax of the Company and its subsidiaries amounted to RMB349 million, representing a decrease of 30.62% from approximately RMB503 million in the first half year of 2004. The main reason for such a decrease was the decrease of the profitability of the Company.

Net profit (excluding minority interest)

The consolidated net profit of the Company and its subsidiaries in the first half of 2005 was RMB1.679 billion, representing a decrease of approximately 32.32% from RMB2.481 billion in the first half of 2004. The main reason for the decrease of net profit was due to the substantial increase of the operating costs of the Company and its subsidiaries in the first half of 2005. Although the expansion of the Company's operating scale in the first half of 2005 contributed to a substantial increase in net operating revenue of the Company and its subsidiaries compared with the same period last year, the increase in net operating revenue could not offset the increases of the operating costs due to the rise of fuel costs and depreciation expenses.

Comparison of financial positions

As at 30th June, 2005, total assets of the Company and its subsidiaries amounted to approximately RMB92.426 billion, which represented an increase of approximately 26.99% from approximately RMB72.780 billion last year. Non-current assets increased by approximately 26.53% to approximately RMB79.871 billion while current assets increased by approximately 30.06% to approximately RMB12.555 billion. Acquisitions and capital expenditure on construction projects primarily accounted for the increases in total assets and non-current assets with the additional total assets being obtained through acquisitions in the current period amounting to approximately RMB14.169 billion, including non-current assets of RMB12.637 billion.

Total capital expenditure (primarily spending on construction and renovation projects), amounted to approximately RMB5.731 billion, with its main source of financing being from bank borrowings.

Comparison of key financial ratios

                                                                        The Company and its subsidiaries
Item                                                                   30th June, 2005     31st December, 2004
                                                                  ---------------------------------------------


Debt to equity ratio                                                              1.40                    0.92
Current ratio                                                                     0.54                    0.58
Quick ratio                                                                       0.43                    0.49

                                                                               For the
                                                                      six months ended      For the year ended
                                                                       30th June, 2005     31st December, 2004
                                                                  ---------------------------------------------


Multiples of interest earned                                                      3.18                    7.23

Calculation formula of the financial ratios:

Debt to equity ratio                 =    Balance   of   liabilities   at  the   end  of  the   period/balance   of
                                          shareholders'  equity  (excluding  minority  interest)  at the end of the period

Current ratio                        =    Balance of  current  assets at the end of the  period/balance  of current liabilities at the end of the period

Quick ratio                          =    (balance  of  current  assets  at the  end of the  period  -  balance  of inventories at the end of the  period)/balance of current  liabilities at the end of the period

Multiples of interest earned         =    (profit before tax + interest  expenses)/interest  expenditure (including capitalized interest)

The current ratio and quick ratio of the Company and its subsidiaries decreased compared to last year mainly due to increased capital expenditure and the cash consideration paid during acquisitions. These factors contributed to an increase in current liabilities.

The debt to equity ratio of the Company and its subsidiaries increased significantly primarily because of the increase in current liabilities and long-term loans.

The multiples of interest earned of the Company and its subsidiaries decreased from that of the same period last year mainly due to an increase in interest expenses (including capitalized interest) on loans borrowed to finance construction as well as reduced profitability.

During the first half of 2005, a significant portion of funding requirements of the Company and its subsidiaries for capital expenditure was met by short-term borrowings. The Company and its subsidiaries have used low-interest short-term borrowings to replace the high-interest long-term loans in order to minimize interest expenses. Consequently, as at 30th June, 2005, the Company and its subsidiaries had net current liabilities of approximately RMB10.552 billion. Based on the successful financing history of the Company and its subsidiaries, the significant amount of undrawn banking facilities available to the Company and the support of operating results, the Company and its subsidiaries believe that it is able to meet their liabilities as and when they fall due, and that they will be able to obtain long-term loans so as to meet the capital required for operations.

Liquidity and Cash Resources

Liquidity

                                                                     For the six months ended
                                                                            30th June,
                                                                            2005           2004       Variance
                                                                     RMB billion    RMB billion              %
                                                                     -----------------------------------------

Net cash provided by operating activities                                  1.972          3.823           (48%)
Net cash used in investing activities                                     (7.065)        (3.883)           82%
Net cash provided by financing activities                                  5.522          2.452           125%
                                                                     -------------------------------


Net increase in cash and cash equivalents                                  0.429          2.392           (82%)
Cash and cash equivalents, beginning of period                             2.296          4.129           (44%)
                                                                     -------------------------------


Cash and cash equivalents, end of period                                   2.725          6.521           (58%)
                                                                     ===============================


The net cash provided by operating activities amounted to RMB1.972 billion in the first half of 2005 which was lower than that of last year. This was mainly due to the significant increase in fuel costs which led to the cash generated from operations less than the cash paid for the operations. It is anticipated that the net cash provided by operating activities remains the main source of cash for the Company and its subsidiaries.

Net cash used in investing activities mainly consisted of capital expenditure for the construction projects and cash paid for acquisitions of power plants.

Net cash flows from financing activities consisted mainly of repayments of loans, dividend payments and new financing projects. In the first half of 2005, the Company repaid RMB8.852 billion of loans, paid off RMB3.184 billion of dividends but took out new loans of RMB12.674 billion and issued short-term bonds of RMB4.862 billion.

Capital expenditure and cash resources

Capital expenditure

Capital expenditure on acquisitions

In January, 2005, the Company paid a cash consideration of approximately RMB2.025 billion to acquire a 65% equity interest in the Gansu Huaneng Pingliang Power Generation Limited Liability Company ("Pingliang Power Company") and a 60% equity interest in Sichuan Huaneng Hydropower Development Corporation, Ltd. ("Sichuan Hydropower"). The acquisitions enabled the Company to achieve the marketing development strategy of "consolidating positions in the coastal regions, expanding into Central China and entering West China". This is also one of the milestones of the Company in realizing the development strategy of "combining hydro and coal-fired power", and represents a continuation of the established strategy of a balance between development and acquisitions.

In June, 2005, the Company paid a cash consideration of RMB200.6 million to Jiangsu Yueda to acquire a 26.36% equity interest in Huaiyin Power Plant Phase
I. Upon the completion of the acquisition, the Company's interest in Huaiyin Power Plant Phase I increased to 90%, with an increase of generation capacity of 116MW on an equity basis.

Capital expenditure on construction and renovation

The capital expenditure of the Company and its subsidiaries in the first half of 2005 amounted to approximately RMB5.731 billion, including RMB5.425 billion for construction projects and RMB306 million for renovation projects.

Capital expenditure on construction mainly included RMB994 million for Yuhuan project, RMB890 million for Taicang Phase II project, RMB678 million for Sichuan Hydropower, RMB459 million for Shantou Coal-fired project, RMB388 million for Shanghai Combined-Cycle project, RMB346 million for Luohuang expansion project, RMB338 million for Huaiyin expansion project, RMB323 million for Yueyang expansion project, RMB257 million for Xindian expansion project, RMB254 million for Yingkou project, RMB167 million for Qinbei project, RMB151 million for Yushe Phase II project and construction projects for other power plants.

Capital expenditure on renovation included RMB244 million for Shidongkou First Power Plant, as well as RMB62 million of routine renovation expenditure for other power plants.

The above capital expenditure items were mainly financed by long-term borrowings and cash from operations.

The Company and its subsidiaries will continue to incur significant capital expenditure in the forthcoming years. The Company will actively monitor the progress of its projects in accordance with commercially viable principles. The Company will also proactively develop its planned projects so as to lay foundation for the Company's long-term development. The Company expects to finance such projects through internal funding, bank borrowings and cash flows provided by operating activities.

Cash resources and anticipated financing costs

The Company expects the cash resources for capital expenditure for construction and acquisitions to be principally financed by internal funds, cash flows from operating activities and future debt financing.

Through years of successful operations, the market image and "brand" of the Company have continuously enhanced. Standard & Poor's upgraded the credit rating on the Company to BBB+, outlook of the rating was stable in February, 2004. Good operating results and good credit status grant the Company strong financing capabilities. As at 30th June, 2005, the Company and its subsidiaries had available unsecured borrowing facilities from banks of approximately RMB31 billion (included in the undrawn borrowing facilities are medium to long-term loan facilities of RMB20 billion subject to application and approval procedures). The Company and its subsidiaries has utilized approximately RMB2 billion up to 30th June, 2005. These unsecured borrowing facilities provide the Company and its subsidiaries with a sufficient level of available cash and raise the level of liquidity and repayment capabilities of the Company and its subsidiaries effectively.

On 27th May, 2005, the Company completed the issue of RMB5 billion short-term bonds successfully. The issued amount of the first stage of the bonds was RMB4.5 billion with a maturity period of 365 days. The nominal value of the bonds was RMB100 and the issued price was RMB97.16. The effective interest rate was 3.40%. The issued amount of the second stage of the bonds was RMB500 million with a maturity period of nine months. The nominal value was RMB100 and the issued price was RMB98. The effective interest rate was 3.31%. The issuances of short-term bonds provided the Company with new channels to obtain short-term financing, thus effectively lowering the overall cost of capital of the Company and supporting the stability of the Company's production and expansion of the Company's operating scale with sufficient and low cost of capital.

As at 30th June, 2005, the total interest bearing loans of the Company and its subsidiaries amounted to RMB42.5 billion, including RMB15.923 billion borrowings matured in one year. The interest bearing loans included foreign currency borrowings amounting to RMB7 billion, including US dollar of 744 million, Euro of 74 million and Japanese Yen of 1.429 billion. Approximately US$109 million and Japanese Yen of 238 million of foreign currency borrowings will mature in one year. Including in foreign currency borrowings, fixed rate and floating rate loans accounted for RMB6.234 billion and RMB773 million or 89% and 11% of total foreign currency borrowings respectively. The average fixed rate and floating rate loans approximated 5.68% and LIBOR+0.17% per annum respectively.

The long-term borrowings of the Company and its subsidiaries were mainly fixed rate loans (annual interest rates ranged from 2.28% to 6.12%). As at 30th June, 2005, pursuant to the relevant agreements, the balances of the floating rate loans of the Company and its subsidiaries were approximately US$80 million (annual interest rates ranged from LIBOR+0.075% to LIBOR+0.43%) and Japanese Yen
1.429 billion (annual interest rate of LIBOR+0.3%).

The repayment capability of the Company and its subsidiaries remains strong after acquisitions of a 65% equity interest in Pingliang Power Company and a 60% equity interest in Sichuan Hydropower in January, 2005 and a 26.36% equity interest of Phase I of Huaiyin Power Plant in June, 2005.

Other financing requirements

The objective of the Company is to bring long-term, stable and growing returns to the shareholders. In line with this objective, the Company follows a proactive, stable and balanced dividend policy. In 2005, in accordance with the dividend distribution plan approved by the shareholders, the Company paid a cash dividend of approximately RMB3.014 billion for the year of 2004.

Performance of Significant Investments and their Prospects

On 22nd April, 2003, the Company acquired a 25% equity interest in SEG with a cash consideration of approximately RMB2.39 billion. This investment brought to the Company and its subsidiaries a net profit of approximately RMB112 million in the first half of 2005 recorded under International Financial Reporting Standards ("IFRS"). SEG is the largest power generation supplier in Shenzhen and its power plants are located in one of the prosperous provinces - Guangdong Province. With strong demand for electricity in that region, such an investment is expected to bring stable returns to the Company in the future.

In July, 2004, the Company acquired a 40% equity interest in Hebei Hanfeng Power Generation Limited Liability Company ("Hanfeng Power Company") with a cash consideration of approximately RMB1.375 billion. This investment brought to the Company and its subsidiaries a net profit of approximately RMB100 million in the first half of 2005 recorded under IFRS. Hanfeng Power Company is located in Hebei Province in Northern China and there is strong demand for electricity in that region. Through this acquisition, the Company and its subsidiaries expect this investment will contribute stable returns in the future.

Employee Benefits

As at 30th June, 2005, the Company and its subsidiaries had 22,883 employees. For the first half of 2005, total staff costs incurred amounted to approximately RMB1.130 billion. During the Accounting Period, there is no significant change to the Company's remuneration policy and training plan.

Related Party Transactions

The Company and its subsidiaries entered into various transactions with China Huaneng Group Corporation ("Huaneng Group"), Huaneng International Power Development Corporation ("HIPDC") and their affiliates during daily operations, including operating leases on land use rights and property, electricity transmission and fuel purchases and transportation, etc. Such transactions were for daily operations at prices no different from transactions conducted with other third parties and did not have significant impact on the business and operations of the Company and its subsidiaries. Huaneng Group, HIPDC and the minority shareholders of subsidiaries of the Company have also committed or agreed through contracts to provide guarantees on certain loans of the Company and its subsidiaries.

In addition, pursuant to relevant agreements, the Company rendered management services to those power plants owned by Huaneng Group and HIPDC at a standard fee covering its costs and a reasonable profit. For the first half of 2005, such transactions amounted to approximately RMB18.5652 million which was below 0.1% of net operating revenue. Pursuant to another relevant agreement, Huaneng Group rendered power plant management services (Sichuan Hydropower) to the Company at an annual standard fee of approximately RMB2.2401 million covering its costs and a reasonable profit.

In accordance with the transfer agreement entered into between the Company and Huaneng Group in October, 2004, the Company acquired a 60% equity interest in Sichuan Hydropower and a 65% equity interest in Pingliang Power Company, both owned by Huaneng Group, at a total consideration of RMB2.025 billion in January, 2005. In addition, the Company acquired an additional 26.36% equity interest in Huaiyin I Power Company from Jiangsu Yueda for a cash consideration of RMB200.6 million in June, 2005.

Please  refer  to  Note  19 to  the  unaudited  condensed  consolidated  interim
financial   statements   prepared  under  IFRS  for  details  of  related  party
transactions.

Guarantees on Loans

As at 30th June, 2005, the Company provided guarantees on long-term bank borrowings of certain subsidiaries and an associate totalling approximately RMB1.735 billion. These included guarantees granted to Qinbei Power Company, Yushe Power Company and Rizhao Power Company amounting to RMB740 million, RMB702 million and RMB293 million respectively. The Company and its subsidiaries had no contingent liabilities other than those described above. The Company is of the view that the above guarantees do not have any significant financial impact on the operations of the Company and its subsidiaries.

Pledged Assets

As at 30th June, 2005, Sichuan Huaneng Dongxiguan Hydropower Limited Liability Company, Sichuan Huaneng Kangding Hydropower Limited Liability Company and Sichuan Huaneng Mingtai Hydropower Limited Liability Company which were held by the Company's subsidiary, Sichuan Hydropower, pledged certain of their fixed assets with net book values of RMB612 million, RMB28 million and RMB72 million as at 30th June, 2005 respectively to obtain bank loans of RMB267 million, RMB20 million and RMB60 million respectively.

Impact of the Adjustment of Rmb Exchange Rate

On 21st July, 2005, The People's Bank of China adjusted the exchange rate of RMB to US$ from 8.2765 to 8.1100. As the US dollar liabilities of the Company and its subsidiaries outweighed their US dollar assets, the Company and its subsidiaries expect the appreciation of RMB will bring positive effect to the Company and its subsidiaries. In the event that the exchange rate of RMB to US$ is maintained at RMB8.11 to US$1.00 for the second half of 2005, this would bring an exchange gain of approximately RMB123 million upon the translation of US dollar liabilities of approximately US$758 million and US dollar deposits of approximately US$20 million as at 30th June, 2005.

SHARE CAPITAL STRUCTURE

As at 30th June, 2005, the entire issued share capital of the Company amounted to 12,055,383,440 shares, of which 9,000,000,000 shares were domestic shares, representing 74.67% of the entire issued share capital, and 3,055,383,440 shares were foreign shares, representing 25.34% of the entire issued share capital. In respect of domestic shares, Huaneng International Power Development Corporation owns a total of 5,197,680,000 shares, representing 43.12% of the entire issued share capital of the Company. Other domestic shareholders hold a total of 3,802,320,000 shares, representing 31.55% of the entire issued share capital of the Company.

PURCHASE, SALE OR REDEMPTION OF SHARES

The Company did not sell any other types of securities and did not purchase or redeem its own shares or other securities in the first half of 2005.

SHAREHOLDING STRUCTURE

As at 30th June, 2005, the shareholding position of the Company was as follows:

                                                                                                 Percentage of
                                                                                      Total       total shares
                                                                              Shareholdings        outstanding
                                                                                  (in `000)                (%)
                                                                        --------------------------------------


Domestic Shares
  Huaneng International Power Development Corporation                             5,197,680              43.12
  Hebei Provincial Construction Investment Company                                  904,500               7.50
  Jiangsu Provincial International Trust & Investment Company                       624,750               5.18
  Fujian International Trust & Investment Company Limited*                          561,700               4.66
  Liaoning Energy Investment (Group) Limited Liability Company                      459,370               3.81
  Dalian Municipal Construction Investment Company                                  452,250               3.75
  Nantong Investment Management Centre                                              135,750               1.13
  Minxin Group Limited Company*                                                     108,000                0.9
  Shantou Electric Power Development Company                                         38,000               0.32
  Dandong Energy Investment Development Centre                                       13,000               0.11
  Guangdong Shantou City Power Development Company                                    5,000               0.04
  Public Shares                                                                     500,000               4.15
                                                                        --------------------------------------


Sub-total                                                                         9,000,000              74.67
Overseas Listed Foreign Shares                                                 3,055,383.44              25.34
                                                                        --------------------------------------


TOTAL                                                                         12,055,383.44                100
                                                                        ======================================

* Fujian International Trust & Investment Company Limited transferred its 108,000,000 legal person shares of the Company to Minxin Group Limited Company on the date of completion, i.e. 15th June, 2005.

As at 30th June, 2005, so far as the Directors, chief executive officer and Supervisors of the Company are aware, each of the following persons, not being a Director, chief executive officer or Supervisor of the Company, had an interest in the Company's shares which is required to be disclosed to the Company and The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange") under the provisions of Divisions 2 and 3 of Part XV of the Securities and Future Ordinance ("SFO"):

Shares held/Approximate Shareholding Percentage


                                                                        Interest
                                                                     Approximate      Approximate      Approximate
                                                                   percentage of    percentage of    percentage of
                                                                 shareholding in  shareholding in  shareholding in
                                                                   the Company's    the Company's    the Company's
                                                     Number of      total issued     total issued     total issued       Short
Name of shareholder                      Shares    shares held     share capital  domestic shares         H shares    position
 -----------------------------------------------------------------------------------------------------------------------------
Huaneng International Power     domestic shares  5,197,680,000            43.12%            57.8%                 -          -
  Development Corporation
  (Note 1)
Hebei Provincial Construction   domestic shares    904,500,000             7.50%            10.1%                 -          -
  Investment Company
Jiangsu Provincial              domestic shares    624,750,000             5.18%             6.9%                 -          -
  International Trust
  & Investment Company
Fujian International Trust &    domestic shares    561,700,000             4.66%             6.2%                 -          -
  Investment Company
Liaoning Energy Investment      domestic shares    459,370,000             3.81%             5.1%                 -          -
  (Group) Limited
  Liability Company
Dalian Municipal Construction   domestic shares    452,250,000             3.75%               5%                 -          -
  Investment Company
The Hongkong and Shanghai              H shares    753,634,908             6.25%                -            24.67%          -
  Banking Corporation Ltd.
  (Note 2) Standard Chartered Bank     H shares    365,428,129             3.03%                -            11.96%          -
  (Hong Kong) Limited (Note 2)
Citibank N.A. (Note 2)                 H shares    255,876,765             2.12%                -             8.37%          -
UBS Securities Hong Kong
  Ltd. (Note 2)                        H shares    173,251,372             1.44%                -             5.67%          -


Note 1: As at 30th June, 2005, Huaneng Group holds 51.98% of the equity interest in Huaneng International Power Development Corporation.

Note 2:  Such H shares were held through HKSCC Nominees Limited.

Save as disclosed above and so far as the Directors, chief executive officer and Supervisors of the Company are aware, as at 30th June, 2005, no other person had an interest or short position in the Company's shares or underlying shares (as the case may be) which are required to be disclosed to the Company and the Hong Kong Stock Exchange under the provisions of Divisions 2 and 3 Part XV of the SFO, or was otherwise a substantial shareholder (as such term is defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules")) of the Company.

DIRECTORS' AND SUPERVISORS' RIGHT TO PURCHASE SHARES

As at 30th June, 2005, none of the Directors, chief executive officer or Supervisors of the Company had any interest or short position in the shares, underlying shares and/or debentures (as the case may be) of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which was required to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interest and short position which any such Director, chief executive officer or Supervisor is taken or deemed to have under such provisions of the SFO) or which was required to be entered in the register required to be kept by the Company pursuant to
Section 352 of the SFO or which was otherwise required to be notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies as contained in Appendix 10 to the Listing Rules.

DIVIDENDS

It was resolved by the Board of Directors not to distribute interim dividends for 2005.

MAJOR EVENTS

1. On 26th May, 2005, the Company entered into a transfer agreement with Jiangsu Yueda, pursuant to which the Company agreed to acquire 26.36% equity interest in Huaiyin Power Plant Phase I (1 x 220MW coal-fired generating unit) at a consideration of RMB200.6 million which was paid by the Company with cash on 28th June, 2005. Upon completion of the acquisition, the Company holds 90% equity interest in Huaiyin Power Plant Phase I. The remaining 10% equity interest of Huaiyin Power Plant Phase I is held by Jiangsu Power Development Company Limited.

2. The term of the fourth session of the board of directors expired. As approved at the meeting of the Supervisory Committee held on 14th March, 2005, the board meeting held on 15th March, 2005, and the annual general meeting held on 11th May, 2005, the fifth session of the board of directors includes 15 members, namely Mr. Li Xiaopeng, Mr. Huang Yongda, Mr. Wang Xiaosong, Mr. Na Xizhi, Mr. Huang Long, Mr. Wu Dawei, Mr. Shan Qunying, Mr. Yang Shengming, Mr. Xu Zujian, Mr. Liu Shuyuan, Mr. Qian Zhongwei, Mr. Xia Donglin, Mr. Liu Jipeng, Mr. Wu Yusheng and Mr. Yu Ning. The fifth session of the Supervisory Committee consists of 6 members, namely, Mr. Ye Daji, Ms. Yu Ying, Mr. Shen Weibing, Mr. Shen Zongmin, Ms. Zou Cui and Mr. Wang Zhaobin.

     Five members of the fourth session of the Board of Directors, namely Mr. Ye Daji, Mr. Huang Jinkai, Mr. Liu Jinlong, Mr. Gao Zongze and Mr. Zheng Jianchao were not re-appointed as members of the new session of the Board of Directors. Four members of the fourth session of the Supervisory Committee, namely, Mr. Wei Yunpeng, Mr. Li Yonglin, Mr. Pan Jianmin and Mr. Zhao Xisheng were not re-appointed as members of the new session of the Supervisory Committee.

3. At the board meeting held on 15th March, 2005, it was resolved to approve the appointment of Mr. Li Shiqi as Vice President of the Company, the resignations of Mr. Wu Dawei from the position of Vice President and of Mr. Li Shiqi from the position of Chief Economic Engineer.

CORPORATE GOVERNANCE

Pursuant to the relevant requirements of the Listing Rules of The Stock Exchange of Hong Kong Limited and with reference to the provisions in Appendix 23 of the Listing Rules, the following sets out the status of corporate governance of the Company for this year:

Corporate Governance Practices

The Board is of the view that other than Article C.2.1 of the Code of Corporate Governance Practices ("the Code") in Appendix 14 which has yet to be reinforced, the Company has complied with the provisions of the Code in a comprehensive manner. The Articles of Association of the Company have fully covered the principles set out in the Code. Moreover, the Company has established a regulated and highly effective governance system comprising the Board of Directors, the Supervisory Committee and the President. Four special committees, namely the Strategy Committee, the Audit Committee, the Nomination Committee, and the Remuneration and Appraisal Committee have been established under the Board of Directors assisting in handling various affairs of the Board of Directors. The Company has also established the Board of Directors Office responsible for day-to-day matters of the Board of Directors.

As regards the internal control matters contained in Article C.2.1 of the Code, the Company has formulated a new overall internal control system and the same has been approved at the Chairman's Working Meeting. The new system will be implemented in the second half of this year and the corporate governance of the Company will be further enhanced.

Securities Transactions by Directors

As the Company is listed in three places, the Company has strictly complied with the relevant restrictive provisions imposed by the US, Hong Kong and PRC regulatory organs in relation to securities transactions by directors and has consistently upheld the principle of complying with the most stringent provisions, that is performing according to the strictest restrictions of the three places. At present, specific enquiries have been made on all the directors of the Company and it has been confirmed that all of the directors do not hold any shares of the Company.

The Company has adopted the required standards set out in Appendix 10 - Model Code for Securities Transactions by Directors of Listing Companies of the Listing Rules. The Directors have complied with such code of conduct throughout the Accounting Period.

Board of Directors

The Board of Directors of the Company comprised 15 members. Mr. Li Xiaopeng acts as Chairman of the Board of Directors, whereas Mr. Huang Yongda and Mr. Wang Xiaosong act as Vice Chairmen of the Board of Directors. Mr. Li Xiaopeng, Mr. Huang Yongda, Mr. Na Xizhi and Mr. Huang Long are executive directors of the Company. Other non-executive directors are: Mr. Wang Xiaosong, Mr. Wu Dawei, Mr. Shan Qunying, Mr. Yang Shengming (whose resignation took effect on 9th August,
2005), Mr. Xu Zujian and Mr. Liu Shuyuan. The Company has five independent non-executive directors representing one-third of the members of the Board of Directors, namely Mr. Qian Zhongwei, Mr. Xia Donglin, Mr. Liu Jipeng, Mr. Wu Yusheng and Mr. Yu Ning.

The Company has convened three board meetings during the first half of the year and all directors have attended the meetings.

The Articles of Association contain detailed descriptions of the responsibilities and operation procedures of the Board of Directors (please refer to the Articles of Association for details). The Board of Directors of the Company holds meetings regularly, listens to the operating results reports of the Company and makes decisions. Significant operating decisions of the Company have to be discussed and passed at the Board of Directors meetings, whereas ad hoc meetings may be convened. Board meetings include regular meetings and ad hoc meetings. Regular board meetings include: the annual meeting, the half-yearly meeting, first quarterly meeting and third quarterly meeting.

Besides regular and ad hoc meetings, the Board of Directors obtains adequate information from the Chairman's Working Meetings in a timely manner in order to monitor the objectives and strategies of the management, financial conditions and operating results of the Company and the provisions of significant agreements. The Chairman's Working Meetings carry out the responsibilities on behalf of the Board of Directors as the Board of Directors' meetings are adjourned.

The Chairman's Working Meetings are held irregularly, attended by the Chairman, Vice Chairmen, Secretary to the Board of Directors, President, the relevant senior management personnel and personnel of relevant departments who will listen to the reports on the operation conditions of the Company and make relevant decisions. The meetings would cover the following issues: (1) examining proposals on establishing or cancelling development and construction projects;
(2) examining proposals of the President in relation to the appointment, removal and transfer of managers of various departments of the Company and managers of agencies; (3) examining plans on the use of substantial funds; (4) examining proposals on the establishment or cancellation of branch companies or branch organs; (5) examining other particularly important issues.

The Chairman of the Company, on behalf of the Board of Directors, enters into an authorized management letter with the President of the Company specifying the powers and responsibilities of the Board of Directors and the management. The management of the Company makes a comprehensive report on the handling of authorizations each year.

Chairman and President

At the Board of Directors, the Chairman and the President are separate functions. Mr. Li Xiaopeng acts as the Chairman of the Board of Directors and Mr. Huang Yongda acts as the President of the Company.

Non-executive Directors

Pursuant to the stipulations of the Articles of Association of the Company, each term of office of the members of the Board of Directors of the Company shall not exceed three years (inclusive) and members of the Board of Directors may be eligible for re-election. However, according to the relevant requirements of the China Securities Regulatory Commission, the term of office of independent non-executive directors shall not exceed six years (inclusive).

Directors' Remunerations

Pursuant to the relevant stipulations of the relevant laws of the State and the Articles of Association, the Board of Directors of the Company has established a Remuneration and Appraisal Committee mainly responsible for reviewing the appraisal standards for directors and senior management personnel of the Company; conducting appraisals and making proposals; and reviewing and examining the remuneration policies and plans for directors and senior management personnel of the Company. The Remuneration and Appraisal Committee is accountable to the Board of Directors.

The establishment of the fifth session of the Remuneration and Appraisal Committee was approved at the first meeting of the fifth session of the Board of Directors on 11th May, 2005. The Remuneration and Appraisal Committee comprises seven directors, namely Mr. Liu Jipeng, Mr. Na Xizhi, Mr. Xu Zujian, Mr. Liu Shuyuan, Mr. Qian Zhongwei, Mr. Xia Donglin and Mr. Wu Yusheng, among whom Mr. Liu Jipeng, Mr. Qian Zhongwei, Mr. Xia Donglin and Mr. Wu Yusheng are independent non-executive directors. Mr. Liu Jipeng acts as the Chief Member of the Remuneration and Appraisal Committee.

Currently, the Company has formulated the Detailed Rules on the Work of the Remuneration and Appraisal Committee which has been approved by the Board of Directors for implementation. The fourth session of the Remuneration and Appraisal Committee convened a meeting on 14th March, 2005, at which, with the attendance of all committee members, the proposal for the total salary expenses for 2005 was approved. A report was then made to the Company's Board of Directors.

Nominations of Directors

Pursuant to the relevant stipulations of the relevant laws of the State and the Articles of Association of the Company, the Board of Directors of the Company has established a Nomination Committee mainly responsible for reviewing the standards and procedures for selecting candidates for directors and senior management personnel according to the operational management requirements of the Company and putting forward proposals to the Board of Directors; selecting qualified candidates for directors and senior management personnel; and
examining the candidates for directors and senior management personnel and putting forward proposals.

The establishment of the Nomination Committee was approved at the first meeting of the fifth session of the Board of Directors on 11th May, 2005. The Nomination Committee comprises seven directors, namely Mr. Qian Zhongwei, Mr. Huang Long, Mr. Shan Qunying, Mr. Yang Shengming, Mr. Xia Donglin, Mr. Liu Jipeng and Mr. Yu Ning, among whom Mr. Qian Zhongwei, Mr. Xia Donglin, Mr. Liu Jipeng and Mr. Yu Ning are independent non-executive directors. Mr. Qian Zhongwei acts as the Chief Member of the Nomination Committee.

Currently, the Company has formulated the Detailed Rules on the Work of the Nomination Committee which has been approved by the Board of Directors for implementation. All members had attended the committee's meeting on 14th March, 2005, at which Mr. Qu Xiaojun, general manager of Human Resources Department reported the details regarding the proposals on change of session of directors and on change of senior management. The members unanimously agreed to the proposals regarding the candidates for the fifth session of the Board of Directors and the change of senior management. A report was then submitted to the Board.

Auditors' Remuneration

The auditors' appointed by the Company for the year of 2005 were PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian CPAs Limited Company, as the international auditors and the PRC auditors of the Company, respectively. Total auditors' remunerations for the six months ended 30th June, 2005 amounted to approximately RMB8.223 million.

Audit Committee

Pursuant to the requirements of the regulatory organs of the places where the Company is listed and the relevant stipulations of the Articles of Association, the Board of Directors of the Company has established the Audit Committee which shall be mainly responsible for:

 (1) making proposals to appoint or change external audit organs;

 (2) examining and monitoring the internal audit system of the Company and its implementation;

 (3) communicating between internal and external audit parties;

 (4) examining the financial information of the Company and its disclosures;

 (5) other matters required by the Board of Directors of the Company.

The establishment of the Audit Committee of the fifth session of Board of Directors was approved at the first meeting of the fifth session of the Board of Directors held on 11th May 2005. Members of the Audit Committee comprises five independent non-executive directors, namely Mr. Xia Donglin, Mr. Qian Zhongwei, Mr. Liu Jipeng, Mr. Wu Yusheng and Mr. Yu Ning. Mr. Xia Donglin acts as the Chief Member of the Audit Committee.

The Audit Committee has held two meetings in the first half of 2005 examining the working report of 2004 and the working plan for audit in 2005, both prepared by the Company's audit department, and the report regarding the audit work of 2004 made by the Company's auditors. The committee also considered and examined the financial statements of 2004, the financial budgets for 2005, the profit distribution plan for 2004, the proposal regarding appointment of auditors for 2005, the proposal regarding general matters of auditors in 2005, and the financial statements for the first quarter of 2005, etc. Reports were submitted to the Board of Directors.

On 8th August, 2005, the Audit Committee has conducted a meeting to review both the interim announcement and interim report for the first half of 2005.

Currently, the Company has formulated the Detailed Rules on the Work of the Audit Committee which have been approved by the Board of Directors for implementation. The new internal control management system has recently been approved by the Chairman's Working Meeting. Major amendments will be made to the Detailed Rules on the Work of the Audit Committee. Accordingly, the Audit Committee will launch a comprehensive examination on the internal control management system of the Company in the second half of the year.

Shareholding Interests of Senior Management Personnel

The senior management personnel of the Company does not hold any shares of the Company.

Investor Relations

Facing the operational pressure resulting from the rise of fuel costs in the first half of 2005, the Company has made timely and accurate disclosures through various communication channels. In order to let the investors be fully aware of the Company's operations, financial status and strategies, the Company strived to ensure an unimpeded communication channel for carrying out open and transparent disclosure of information, with a view to building investor confidence in the Company's future and also enhancing the Company's reputation and image in the capital market.

Internal Control

The new internal control management system has been recently approved by the Chairman's Working Meeting. The Company will undertake a stricter and more regulated internal control management system in the second half of the year.

Management's Functions

The division of functions between the Board of Directors and the management are set out in the Company's Articles of Association.

LEGAL PROCEEDINGS

As at 30th June, 2005, the Company was not involved in any material litigation or arbitration and no material litigation or claim was pending or threatened or made against the Company as far as the Company is aware of.

DOCUMENTS FOR INSPECTION

The interim report for the first half of 2005 of the Company containing all the information required by the Listing Rules will be published on the Hong Kong Stock Exchange's website. The Company will also file the interim report in Form 6-K with the US Securities and Exchange Commission. Copies of the interim report for 2005 will be available at the following addresses and website:

PRC                                       Huaneng Power International, Inc.
                                          West Wing, Building C
                                          Tianyin Mansion
                                          2C Fuxingmennan Street
                                          Xicheng District
                                          Beijing
                                          People's Republic of China

                                          Telephone Number:    (8610) 6649 1999
                                          Fax Number:          (8610) 6649 1860
                                          Postal code:         100031

Hong Kong                                 Rikes Communications Limited
                                          Room 1312, Wing On Centre
                                          111 Connaught Road Central
                                          Hong Kong

                                          Telephone No:        (852) 2520 2201
                                          Fax No:              (852) 2520 2241

Website of the Company                    http://www.hpi.com.cn

                                                          By Order of the Board
                                                               Li Xiaopeng
                                                                 Chairman
The directors of the Company are:

Li Xiaopeng (Executive director)                        Qian Zhongwei
Huang Yongda (Executive director)                       (Independent non-executive director)
Wang Xiaosong (Non-executive director)                  Xia Donglin
Na Xizhi (Executive director)                           (Independent non-executive director)
Huang Long (Executive director)                         Liu Jipeng
Wu Dawei (Non-executive director)                       (Independent non-executive director)
Shan Qunying (Non-executive director)                   Wu Yusheng
Xu Zujian (Non-executive director)                      (Independent non-executive director)
Liu Shuyuan (Non-executive director)                    Yu Ning
                                                        (Independent non-executive director)
Beijing, the PRC
9th August, 2005

CONDENSED CONSOLIDATED INTERIM BALANCE SHEET (UNAUDITED)
AS AT 30TH JUNE, 2005
(Prepared in accordance with International Financial Reporting Standards) (Amounts expressed in thousands of Rmb)


                                                                                 30th June,     31st December,
                                                                Note                   2005               2004
                                                                ----------------------------------------------

                                                                                                      (Note 2)
ASSETS

Non-current assets
  Property, plant and equipment, net                              5             72,457,443          57,780,410
  Investments in associates                                                      4,297,427           4,328,307
  Available-for-sale investment                                                    254,990             254,990
  Land use rights                                                                1,698,673           1,546,026
  Other non-current assets                                                         357,750             225,890
  Deferred income tax assets                                                       133,298              97,539
  Goodwill                                                       2,3               671,293             376,726
  Less: Negative goodwill                                         2                      -          (1,483,670)
                                                                ----------------------------------------------

    Total non-current assets                                                    79,870,874          63,126,218
                                                                ----------------------------------------------

Current assets
  Inventories, net                                                               2,538,944           1,431,404
  Other receivables and assets, net                                              1,161,587             723,316
  Accounts receivable, net                                        6              5,897,415           4,973,103
  Due from Huaneng Group                                         19                  8,461                   -
  Due from other related parties                                 19                 16,357              14,970
  Restricted cash                                                                  200,281             202,688
  Temporary cash investments                                                         7,641              12,641
  Cash and cash equivalents                                                      2,724,723           2,295,531
                                                                ----------------------------------------------

    Total current assets                                                        12,555,409           9,653,653
                                                                ----------------------------------------------

    Total assets                                                                92,426,283          72,779,871
                                                                ==============================================


                                                                                 30th June,     31st December,
                                                                Note                   2005               2004
                                                                ----------------------------------------------

                                                                                                      (Note 2)
EQUITY AND LIABILITIES
Capital and reserves attributable to the Company's
  equity holders
  8,500,000,000 (2004: 8,500,000,000) Domestic Shares,
    par value of Rmb1.00 each, in form of legal person shares                    8,500,000           8,500,000
  500,000,000 (2004: 500,000,000) A shares,
    par value of Rmb1.00 each                                                      500,000             500,000
  3,055,383,440 (2004: 3,055,383,440) Overseas Listed
    Foreign Shares, par value of Rmb1.00 each                                    3,055,383           3,055,383
  Additional paid-in capital                                                     8,972,184           8,972,184
  Dedicated capital                                                              4,065,970           4,065,970
  Retained earnings
    Proposed dividend                                                                    -           3,013,846
    Others                                                                      11,098,508           8,158,136
                                                                ----------------------------------------------

                                                                                36,192,045          36,265,519

  Minority interests                                                             5,434,898           3,266,393
                                                                ----------------------------------------------

    Total equity                                                                41,626,943          39,531,912
                                                                ----------------------------------------------

Non-current liabilities
  Long-term loans from a shareholder                            11,19              800,000             800,000
  Long-term bank loans                                           11             24,986,539          14,761,271
  Other long-term loans                                         11,19              767,143             394,018
  Deferred income tax liabilities                                                1,124,071             546,717
  Other non-current liabilities                                                     14,500              13,000
                                                                ----------------------------------------------

    Total non-current liabilities                                               27,692,253          16,515,006
                                                                ----------------------------------------------


                                                                                 30th June,     31st December,
                                                                Note                   2005               2004
                                                                ----------------------------------------------

                                                                                                      (Note 2)

Current liabilities
  Accounts payable and other liabilities                          8              6,028,188           4,551,158
  Dividends payable to shareholders of the Company                                       -               8,250
  Taxes payables                                                                   748,430             999,792
  Due to Huaneng Group                                           19                 63,939                   -
  Due to HIPDC                                                   19                 51,044           1,258,799
  Due to an associate                                            19                  3,655               3,799
  Due to other related parties                                   19                 78,535               9,627
  Staff welfare and bonus payables                                                 210,613             259,291
  Short-term bonds                                                9              4,856,433                   -
  Short-term loans                                               10              8,675,300           8,099,000
  Current portion of long-term bank loans                        11              1,964,677           1,225,476
  Current portion of other long-term loans                      11,19              426,273             317,761
                                                                ----------------------------------------------

    Total current liabilities                                                   23,107,087          16,732,953
                                                                ----------------------------------------------

    Total equity and liabilities                                                92,426,283          72,779,871
                                                                ==============================================


The notes on pages 30 to 60 are an integral part of these unaudited condensed consolidated interim financial statements.

CONDENSED CONSOLIDATED INTERIM STATEMENT OF INCOME (UNAUDITED)
FOR THE SIX MONTHS ENDED 30TH JUNE, 2005
(Prepared in accordance with International Financial Reporting Standards) (Amounts expressed in thousands of Rmb, except per share data)

                                                                                For the six months ended 30th June,
                                                                Note                   2005               2004
                                                                ----------------------------------------------
Operating revenue, net                                                           18,800,474         12,963,871
                                                                ----------------------------------------------

Operating expenses:
  Fuel                                                                          (10,353,644)        (6,026,598)
  Maintenance                                                                      (606,883)          (410,573)
  Depreciation                                                                   (3,174,402)        (2,124,463)
  Labor                                                                          (1,129,565)          (799,292)
  Service fees to HIPDC                                                             (70,493)          (105,038)
  Others                                                                           (797,341)          (305,036)
                                                                ----------------------------------------------

    Total operating expenses                                                    (16,132,328)        (9,771,000)
                                                                ----------------------------------------------

Profit from operations                                                            2,668,146          3,192,871
                                                                ----------------------------------------------

  Interest income                                                                    25,196             27,893
  Interest expenses                                                                (723,260)          (244,085)
  Bank charges and exchange losses, net                                              93,144            (10,500)
                                                                ----------------------------------------------

    Total financial expenses                                                       (604,920)          (226,692)
                                                                ----------------------------------------------

Share of profit of associates                                                       238,741             81,080
Gain from disposal of investments                                                         -                  4
Other income, net                                                13                  38,311             28,577
                                                                ----------------------------------------------

Profit before tax                                                14               2,340,278          3,075,840
Income tax expenses                                              15                (348,774)          (502,686)
                                                                ----------------------------------------------

Profit for the period                                                             1,991,504          2,573,154
                                                                ----------------------------------------------

Attributable to:
  Equity holders of the Company                                                   1,679,253          2,481,127
  Minority interest                                                                 312,251             92,027
                                                                ----------------------------------------------

                                                                                  1,991,504          2,573,154
                                                                ==============================================

Earnings per share for profit attributable to the equity
  holders of the Company during the period
  (expressed in Rmb per share)                                   17
  - basic                                                                              0.14               0.21
                                                                ==============================================

  - diluted                                                                             N/A               0.21
                                                                ==============================================

The notes on pages 30 to 60 are an integral part of these unaudited condensed consolidated interim financial statements.


CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (UNAUDITED)
FOR THE SIX MONTHS ENDED 30TH JUNE, 2005
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of Rmb)

                                                                                                        Minority
                                                                                                        interest        Total
                                              Attributable to equity holders of the Company             (Note 2)       equity
                                                                                Equity
                                                 Additional               component of
                                           Share    paid-in    Dedicated   convertible      Retained
                                         capital    capital      capital         notes      earnings
                                      ---------------------------------------------------------------------------------------
Balance as at 1st January, 2005,
  as previously reported as equity    12,055,383  8,972,184    4,065,970             -    11,171,982           -   36,265,519
Balance as at 1st January, 2005,
  as previously separately reported
  as minority interest                         -          -            -             -             -   3,266,393    3,266,393
Effect of changes in accounting
  policy (Note 2)                              -          -            -             -     1,261,119           -    1,261,119
                                      ---------------------------------------------------------------------------------------

Balance as at 1st January, 2005,
  as restated                         12,055,383  8,972,184    4,065,970             -    12,433,101   3,266,393   40,793,031
Acquisitions (Note 3)                          -          -            -             -             -   1,993,416    1,993,416
Capital injection from minority
  shareholders of subsidiaries                 -          -            -             -             -      59,830       59,830
Dividends relating to 2004                     -          -            -             -    (3,013,846)   (196,992)  (3,210,838)
Net profit for the six months ended
  30th June, 2005                              -          -            -             -     1,679,253     312,251    1,991,504
                                      ---------------------------------------------------------------------------------------


Balance as at 30th June, 2005         12,055,383  8,972,184    4,065,970             -    11,098,508   5,434,898   41,626,943
                                      =======================================================================================

Balance as at 1st January, 2004        6,027,671 10,780,133    4,328,423           255    12,818,873           -   33,955,355
Balance as at 1st January, 2004,
  as previously separately reported
  as minority interest                         -          -            -             -             -   1,155,197    1,155,197
                                      ---------------------------------------------------------------------------------------

Balance as at 1st January, 2004,
  as restated                          6,027,671 10,780,133    4,328,423           255    12,818,873   1,155,197   35,110,552
Capital injection from minority
  shareholders of subsidiaries                 -          -            -             -             -     253,356      253,356
Dividends relating to 2003                     -          -            -             -    (3,013,836)   (165,763)  (3,179,599)
Ordinary shares split                  6,027,671 (1,808,301)  (1,205,534)            -    (3,013,836)          -            -
Net profit for the six months ended
  30th June, 2004                              -          -            -             -     2,481,127      92,027    2,573,154
Conversion of convertible notes to
  share capital  and redemption of
  convertible notes                           21        359            -          (255)            -           -          125
                                      ---------------------------------------------------------------------------------------

Balance as at 30th June, 2004         12,055,363  8,972,191    3,122,889             -     9,272,328   1,334,817   34,757,588
                                      =======================================================================================

The notes on pages 30 to 60 are an integral part of these unaudited condensed consolidated interim financial statements.


CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS (UNAUDITED)
FOR THE SIX MONTHS ENDED 30TH JUNE, 2005
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of Rmb)

                                                                                For the six months ended 30th June,
                                                                             --------------------------------------
                                                                Note                   2005               2004

Net cash provided by operating activities                                         1,971,538          3,822,777

Net cash used in investing activities                            18              (7,064,748)        (3,883,018)

Net cash provided by financing activities                        18               5,522,402          2,452,219
                                                                             --------------------------------------

Net increase in cash and cash equivalents                                           429,192          2,391,978

Cash and cash equivalents, beginning of period                                    2,295,531          4,128,648
                                                                             --------------------------------------

Cash and cash equivalents, end of period                                          2,724,723          6,520,626
                                                                             ======================================

The notes on pages 30 to 60 are an integral part of these unaudited condensed consolidated interim financial statements.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) (Prepared in accordance with International Financial Reporting Standards) (Amounts expressed in thousands of Rmb unless otherwise stated)

1. Company Organization and Principal Activities

Huaneng Power International, Inc. (the "Company") was incorporated in the People's Republic of China (the "PRC") as a Sino-foreign joint stock limited company on 30th June, 1994. The Company and its subsidiaries are principally engaged in the generation and sale of electric power to the respective regional or provincial grid companies in the PRC.

The directors consider that the parent company and ultimate parent company of the Company are Huaneng International Power Development Corporation ("HIPDC") and China Huaneng Group Corporation ("Huaneng Group"), respectively. Both companies are incorporated in the PRC. Neither Huaneng Group nor HIPDC produced financial statements available for public use.

2. Principal Accounting Policies

The unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard ("IAS") 34 "Interim Financial Reporting" promulgated by the International Accounting Standards Board ("IASB") and Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The unaudited condensed consolidated interim financial statements should be read in conjunction with the 2004 annual financial statements.

During 2005, a significant portion of the Company and its subsidiaries' funding requirements for capital expenditures were satisfied by short-term borrowings. Consequently, as at 30th June, 2005, the Company and its subsidiaries have a negative working capital balance of approximately Rmb10.552 billion. The Company and its subsidiaries have significant undrawn available banking facilities amounting to approximately Rmb29 billion (31st December, 2004: approximately Rmb28 billion) and may refinance and / or restructure certain short-term loans into long-term loans and will also consider alternative sources of financing, where applicable. The directors of the Company and its subsidiaries are of the opinion that the Company and its subsidiaries will be able to meet its liabilities as and when they fall due within the next twelve months and have prepared these unaudited condensed consolidated interim financial statements on a going concern basis.

The principal accounting policies applied in the preparation of these unaudited condensed consolidated interim financial statements are consistent with those applied in the preparation of the annual financial statements as at and for the year ended 31st December, 2004 except that the Company and its subsidiaries have adopted the revised and new IASs and International Financial Reporting Standards ("IFRSs") issued by IASB and International Financial Reporting Interpretations Committee Interpretation ("IFRIC Interpretation") issued by International Financial Reporting Interpretations Committee ("IFRIC") which are effective for accounting period commencing on or after 1st January, 2005.

The list of the new / revised IASs, IFRSs and IFRIC Interpretation which are relevant to the operation of the Company and its subsidiaries is as follows. The 2004 comparatives have been amended as required, in accordance with the relevant requirements.


IAS 1                       Presentation of Financial Statements
IAS 2                       Inventories
IAS 8                       Accounting Policies, Changes in Accounting Estimates and Errors
IAS 10                      Events after the Balance Sheet Date
IAS 16                      Property, Plant, and Equipment
IAS 17                      Leases
IAS 21                      The Effects of Changes in Foreign Exchange Rates
IAS 24                      Related Party Disclosures
IAS 27                      Consolidated and Separate Financial Statements
IAS 28                      Investments in Associates
IAS 32                      Financial Instruments: Disclosure and Presentation
IAS 33                      Earnings per Share
IAS 36                      Impairment of Assets
IAS 38                      Intangible Assets
IAS 39                      Financial Instruments: Recognition and Measurement
IFRS 3                      Business Combinations
IFRIC Interpretation 1      Changes in Existing Decommissioning, Restoration and Similar Liabilities

The adoption of IASs 1, 2, 8, 10, 16, 17, 21, 32, 33, 38 and 39 and IFRIC Interpretation 1 did not result in substantial changes to the accounting policies of the Company and its subsidiaries. In summary:

IAS 1 has affected the presentation of minority interest, share of profit of associates and other disclosures.

IASs 2, 8, 10, 16, 17, 32, 33, 38 and 39 and IFRIC Interpretation 1 had no material effect on the policies of the Company and its subsidiaries.

IAS 21 had no material effect on the policy of the Company and its subsidiaries. The functional currency of each of the entities of the Company and its subsidiaries has been re-evaluated based on the guidance to the revised standard. All the entities used Renminbi ("Rmb") as their functional currency as well as presentation currency.

IAS 24 has extended the identification and disclosure of related parties to include state-owned enterprises. Related parties include Huaneng Group, HIPDC and their related parties, other state-owned enterprises and their subsidiaries directly or indirectly controlled by the PRC government, other entities and corporations in which the Company is able to control, jointly control or exercise significant influence and key management personnel of the Company, HIPDC and Huaneng Group as well as their close family members.

The adoptions of IASs 27 and 28 have resulted in changes in accounting policies for investments in subsidiaries and associates at company level. Until 31st December, 2004, investments in subsidiaries and associates at company level are accounted for using the equity method. Subsequent to that date, the Company and its subsidiaries, at the entity level, restated such investments at cost less any accumulated impairment losses.

The adoption of IFRS 3 and IAS 36 resulted in changes in the accounting policies for goodwill and negative goodwill and the assessment by management of asset impairment.

In accordance with the provisions of IFRS 3:

o the Company and its subsidiaries ceased amortization of goodwill and negative goodwill from 1st January, 2005;

o accumulated amortization as at 31st December, 2004 has been eliminated with a corresponding decrease in the costs of goodwill and negative goodwill; and

o From 1st January, 2005 onwards, goodwill arising from all acquisitions is tested annually for impairment, as well as when there are indications of impairment while negative goodwill is derecognized as at 1st January, 2005 with a corresponding adjustment to the opening balance of retained earnings.

In accordance with the provision of IAS 36:

o Assets that have indefinite useful lives are not subject to amortization and are tested annually for impairment. Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

o An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units).

All changes in the accounting policies have been made in accordance with the transition provisions in the respective standards. All of the new / revised standards adopted by the Company and its subsidiaries require retrospective application other than:

o IAS 16 -- the exchange of property, plant and equipment is accounted at fair value prospectively; and

o    IFRS 3 -- prospectively after 31st March, 2004.

The adoption of IAS 1 resulted in the changes of following:


                                                                           For the six months ended 30th June,
                                                                                       2005               2004
                                                                         -------------------------------------
Decrease in share of profit of associates                                           (28,217)           (27,473)
Decrease in income tax expenses                                                      28,217             27,473

The adoption of IFRS 3 resulted in an increase in opening retained  earnings at 1st January,  2005 by approximately
Rmb1,261 million. Details of which are as follows:

                                                                                              As at 30th June,
                                                                                                          2005
                                                                                             -----------------
Decrease in negative goodwill                                                                        1,483,670
Increase in deferred income tax liability                                                             (204,005)


                                                                                                   For the six
                                                                                                  months ended
                                                                                               30th June, 2005
                                                                                             -----------------
Increase in operating expenses -- others                                                               (123,639)
Decrease in income tax expense                                                                          18,546
Decrease in basic earnings per share (Rmb)                                                               (0.01)

Comparatives

Due to an associate of approximately Rmb3.8 million has been reclassified from due to other related parties while current portion of bank loans of approximately Rmb32 million and long-term bank loans of approximately Rmb93.2 million have been reclassified into current portion of other long-term loans and other long-term loans respectively in order to conform with the presentation in the current period.

3. Acquisitions

In January, 2005, the Company acquired equity interests in a number of power companies from Huaneng Group. In June, 2005, the Company also acquired additional 26.36% equity interest in Jiangsu Huaneng Huaiyin Power Limited Company ("Huaiyin Power Company") from Jiangsu Yueda Investment Co. Ltd. ("Jiangsu Yueda"). The Company previously held equity interest of 63.64% in this entity. These acquisitions have been accounted for under the purchase method of accounting.

The acquisition for the power companies acquired from the Huaneng Group became effective when the Company obtained effective control over the acquired power plants upon the Company's minority shareholders' approving the transaction, the Company obtained all necessary government approvals and paying the purchase consideration which was in the form of cash.

The acquisition of the additional interest in Huaiyin Power Company became effective when amongst other things, Jiangsu Yueda obtained shareholders' approval for the transaction, the Company obtained all necessary government approvals and paid the purchase consideration which was in the form of cash.

Details of these acquisitions are shown in the table below:

                                                               For the six months ended 30th June, 2005
                                                                      Acquisition of subsidiaries
                                                          60% equity          65% equity
                                                         interest in     interest in the
                                                     Sichuan Huaneng       Gansu Huaneng
                                                         Hydropower      Pingliang Power
                                                         Development  Generation Limited        26.36% equity
                                                   Corporation, Ltd.    Liability Company         interest in
                                                          ("Sichuan          ("Pingliang        Huaiyin Power
Equity interest acquired                                Hydropower")      Power Company")              Company
                                                  ------------------------------------------------------------


Original equity holder                                 Huaneng Group        Huaneng Group        Jiangsu Yueda
Effective date of acquisition                      5th January, 2005    5th January, 2005      30th June, 2005
Consideration paid                                  Rmb1,219 million       Rmb806 million     Rmb200.6 million
Direct transaction costs of acquisitions paid       Rmb10.05 million      Rmb6.65 million                    -
Fair value of net assets acquired                 Rmb1,099.3 million     Rmb704.9 million     Rmb143.5 million
Goodwill                                           Rmb129.75 million    Rmb107.75 million      Rmb57.1 million
                                                   ===========================================================

The above acquisitions contributed unaudited net operating revenue of approximately Rmb1,441 million and unaudited net profit of approximately Rmb402 million to the Company and its subsidiaries for the period from 1st January, 2005 to 30th June, 2005. If the acquisitions had occurred on 1st January, 2005, there would have been no material impact on unaudited net operating revenue, unaudited profit before allocations and unaudited profit attributable to equity holders of the Company because the Sichuan Hydropower and the Pingliang Power Company acquisitions took place in early January, 2005 and Huaiyin Power Company was already a subsidiary of the Company prior to the acquisition of the additional interest and therefore, its unaudited operating results were already consolidated.

Goodwill arising from the acquisitions in 2005 is attributable to the high profitability of the acquired businesses and the significant synergies expected to arise after the Company's acquisitions of equity interests in the subsidiaries stated above.


The aggregated assets and liabilities arising from these acquisitions in 2005 were as follows:

                                                                                  For the six months ended
                                                                                       30th June, 2005
                                                                                                    Acquirees'
                                                                                                     carrying
                                                                                Fair value             amounts
                                                                        --------------------------------------

Property, plant and equipment, net                                              12,416,392          11,006,855
Deferred income tax assets                                                          33,993              33,993
Other non-current assets                                                           192,689             170,035
Inventories, net                                                                   363,408             363,408
Other current assets                                                               460,850             460,850
Accounts receivable                                                                654,267             654,267
Cash and cash equivalents                                                          650,948             650,948
Minority interest                                                               (2,191,351)         (1,583,811)
Long-term loans, unsecured                                                      (7,392,149)         (7,392,149)
Long-term loans, secured                                                          (567,000)           (567,000)
Deferred income tax liabilities                                                   (404,205)            (25,416)
Other current liabilities                                                       (1,923,668)         (1,923,668)
Less: Original equity interest of the Company
  in Huaiyin Power Company                                                        (346,443)           (346,443)
                                                                        --------------------------------------

Net assets acquired                                                              1,947,731           1,501,869
                                                                                              -----------------

Add: Goodwill                                                                      294,567
Less: Direct transaction costs of acquisitions                                     (16,698)
                                                                             --------------

Total consideration paid                                                         2,225,600
Add: Direct transaction costs of acquisitions paid                                  16,698
Less: Cash inflow from the acquired power plants                                  (566,704)
                                                                             --------------

Net cash outflow for the acquisitions                                            1,675,594
                                                                             ==============

4. List of Subsidiaries


Details of the major subsidiaries of the Company as at 30th June, 2005 were as follow:

                                       Country, date of        Percentage             Registered
                                     incorporation and          of equity              and fully       Principal
Name of subsidiary                 type of legal entity       interest held          paid capital       activity
-----------------------------------------------------------------------------------------------------------------

                                                            Direct   Indirect

Huaneng Weihai Power Limited                        PRC        60%          -      Rmb761,838,300         Power
  Liability Company                 22nd November, 1993                                                generation
  ("Weihai Power Company")            Limited liability
                                                company

Suzhou Industrial Park                              PRC        75%          -      Rmb632,840,000         Power
  Huaneng Power Limited                 19th June, 1997                                               generation
  Liability Company                  Limited liability
  ("Taicang Power Company")                     company

Huaneng Taicang Power Co., Ltd.                     PRC        75%          -         Registered          Power
                                        18th June, 2004                               capital of      generation
                                     Limited liability                             Rmb894,410,000
                                                company                           and fully paid
                                                                                      capital of
                                                                                   Rmb447,210,000

Huaiyin Power Company                               PRC        90%          -      Rmb265,000,000         Power
                                     26th January, 1995                                               generation
                                      Limited liability
                                                company

Jiangsu Huaneng Huaiyin II                          PRC     63.64%          -      Rmb474,000,000         Power
  Power Limited Company                22nd June, 2004                                                generation
                                      Limited liability
                                                company

Henan Huaneng Qinbei                                PRC        55%          -       Rmb10,000,000         Power
  Power Limited Company                 12th July, 1995                                               generation
  ("Qinbei Power Company")            Limited liability
                                                company


4. List of Subsidiaries (Cont'd)

                                       Country, date of        Percentage              Registered
                                     incorporation and          of equity              and fully      Principal
Name of subsidiary                 type of legal entity       interest held          paid capital       activity
-----------------------------------------------------------------------------------------------------------------

                                                            Direct   Indirect
Shanxi Huaneng Yushe Power                          PRC        60%          -      Rmb615,760,000         Power
  Limited Liability Company         29th November, 1994                                                generation
  ("Yushe Power Company")             Limited liability
                                                company

Shanxi Huaneng Yushe                                PRC          -        95%        Rmb3,000,000      Logistic
  Yuanheng Power Industry          17th September, 2002                                                 services
  Limited Liability Company           Limited liability
                                                company

Shandong Huaneng Xindian                            PRC        95%          -      Rmb100,000,000         Power
  Power Co., Ltd.                      14th March, 2004                                               generation
                                      Limited liability
                                                company

Huaneng Hunan Yueyang                               PRC        55%          -      Rmb560,000,000         Power
  Power Generation Limited          16th December, 2003                                               generation
  Liability Company                  Limited liability
  ("Yueyang Power Company")                     company

Huaneng Chongqing Luohuang                          PRC        60%          -      Rmb900,000,000         Power
  Power Generation Limited          16th December, 2003                                               generation
  Liability Company                  Limited liability
  ("Luohuang Power Company")                    company

Huaneng Shanghai Ranji                              PRC        70%          -       Rmb50,000,000         Power
  Power Generation Limited          13th January , 2005                                               generation
  Liability Company                   Limited liability
                                                company


4. List of Subsidiaries (Cont'd)

                                       Country, date of        Percentage              Registered
                                     incorporation and          of equity              and fully      Principal
Name of subsidiary                 type of legal entity       interest held          paid capital       activity
-----------------------------------------------------------------------------------------------------------------
                                                            Direct   Indirect

Sichuan Hydropower                                  PRC        60%          -      Rmb800,000,000   Investments
                                        12th July, 2004                                                  holding
                                      Limited liability
                                                company

Sichuan Huaneng Baoxinghe                           PRC          -        68%      Rmb516,100,000         Power
  Power Limited                         19th June, 1994                                               generation
  Liability Company                  Limited liability
  ("Baoxinghe Power")                           company

Sichuan Huaneng Taipingyi                           PRC          -        60%      Rmb100,000,000         Power
  Hydropower Limited                   23th April, 1994                                               generation
  Liability Company                  Limited liability
  ("Taipingyi Hydropower")                      company

Sichuan Huaneng Dongxiguan                          PRC          -     55.33%      Rmb156,725,000         Power
  Hydropower Limited                    29th June, 1994                                               generation
  Liability Company                  Limited liability
  ("Dongxiguan Hydropower")                     company

Sichuan Huaneng Fujiang                             PRC          -        95%      Rmb150,000,000         Power
  Hydropower Limited                   22nd March, 2002                                               generation
  Liability Company                  Limited liability
                                                company

Sichuan Huaneng Kangding                            PRC          -        60%      Rmb194,000,000         Power
  Hydropower Limited                   14th April, 1994                                               generation
  Liability Company                  Limited liability
  ("Kangding Hydropower")                       company



                                       Country, date of        Percentage              Registered
                                     incorporation and          of equity              and fully      Principal
Name of subsidiary                 type of legal entity       interest held          paid capital       activity
-----------------------------------------------------------------------------------------------------------------

                                                            Direct   Indirect

Sichuan Huaneng Mingtai                             PRC          -     52.20%       Rmb97,700,000         Power
  Hydropower Limited                     22nd May, 2000                                               generation
  Liability Company                  Limited liability
  ("Mingtai Hydropower")                        company

Sichuan Huaneng Jialingjiang                        PRC          -        55%         Registered          Power
  Hydropower Limited               30th September, 1998                               capital of      generation
  Liability Company                  Limited liability                            Rmb193,080,000
                                                company                            and fully paid
                                                                                      capital of
                                                                                   Rmb157,119,800

Pingliang Power Company                             PRC        65%          -      Rmb623,000,000         Power
                                     6th November, 1996                                               generation
                              Limited liability company


5. Property, Plant and Equipment, net


                                                                                      As at             As at
                                                                                 30th June,    31st December,
                                                                                       2005               2004
                                                                            -----------------------------------


Beginning of period                                                              57,780,410         42,658,365
Acquisition (Note 3)                                                             12,061,897          9,392,195
Additions                                                                         5,799,548         10,452,454
Depreciation                                                                     (3,179,241)        (4,617,842)
Disposals                                                                            (5,171)          (104,762)
                                                                            -----------------------------------


End of period                                                                    72,457,443         57,780,410
                                                                            ===================================

6. Accounts Receivable, Net

The Company and its subsidiaries usually grant about one month's credit period to local grid customers from the end of the month in which the sales are made.


The aging analysis of accounts receivable, net was as follows:

                                                                                      As at             As at
                                                                                 30th June,    31st December,
                                                                                       2005               2004
                                                                            -----------------------------------


Within 1 year                                                                     5,356,263          4,510,368
Between 2 to 3 years                                                                124,958             96,808
Over 3 years                                                                        416,194            365,927
                                                                            -----------------------------------


                                                                                  5,897,415          4,973,103
                                                                            ===================================


As at 30th June, 2005, HIPDC had provided guarantees on certain accounts receivable balances of the Company and its subsidiaries of approximately Rmb205 million (31st December, 2004: approximately Rmb209 million) (Note 19).

7. Appropriations of Profit

For the six months ended 30th June, 2005, the Company and its subsidiaries did not make a provision for the statutory and discretionary surplus reserve funds and the statutory public welfare fund.

8. Accounts Payable and Other Liabilities

Accounts payable and other liabilities comprised:

                                                                                      As at             As at
                                                                                 30th June,    31st December,
                                                                                       2005               2004
                                                                            -----------------------------------


Accounts and notes payable                                                        1,460,467            761,689
Other payables and accrued liabilities                                            4,567,721          3,789,469
                                                                            -----------------------------------


                                                                                  6,028,188          4,551,158
                                                                            ===================================


The aging analysis of accounts and notes payable was as follows:

                                                                                     As at              As at
                                                                                30th June,     31st December,
                                                                                      2005                2004
                                                                            -----------------------------------


Within 1 year                                                                    1,438,882             754,406
Between 1 to 2 years                                                                18,196               2,911
Over 2 years                                                                         3,389               4,372
                                                                            -----------------------------------


                                                                                 1,460,467             761,689
                                                                            ===================================


9. Short-term Bonds

On 27th May, 2005, the Company and its subsidiaries issued Rmb4.5 billion and Rmb0.5 billion short-term zero-coupon bonds with maturity of 1 year and nine months respectively. These bonds were of face value at Rmb100 and were issued at discounts of 97.16% and 98% with effective interest rates of 3.40% per annum and 3.31% per annum respectively.

10. Short-term Loans

Short-term loans are denominated in Rmb and bear interest at the prevailing rates in the PRC, which ranged from 4.30% to 5.76% per annum for the six months ended 30th June, 2005 (2004: 4.54% to 5.05% per annum).

11. Long-term Loans

                                      As at 30th June, 2005                     As at 31st December, 2004
                              Original      Interest                     Original      Interest
                              currency          rate         Amount      currency           rate        Amount
                         -------------------------------------------------------------------------------------


Shareholder's loans
  Unsecured                                  4.05% -                                     3.78% -
  - Rmb                        800,000          4.6%        800,000       800,000          4.60%       800,000

Bank loans
  Secured                                   4.941% -
  - Rmb                        367,000         5.94%        367,000             -              -             -

  Unsecured                                  2.88% -                                     3.60% -
  - Rmb                     19,825,088         6.12%     19,825,088     8,679,869          5.76%     8,679,869

                                            2.155% -                                    1.225% -
  - US dollars ("US$")         727,372         6.60%      6,020,097       778,474          6.97%     6,443,044
  - Euro                        73,936            2%        739,031        76,699             2%       863,834
                         -------------------------------------------------------------------------------------


                                                         26,951,216                                 15,986,747
                         -------------------------------------------------------------------------------------


Other loans
  Unsecured                                  4.94% -                                     4.94% -
  - Rmb                        944,177         6.12%        944,177       434,726          5.76%       434,726
  - US$                         17,143       2.9925%        141,883        18,571        2.9925%       153,706
  - Japanese Yen             1,428,572        5.902%        107,356     1,547,619         5.902%       123,347
                         -------------------------------------------------------------------------------------


                                                          1,193,416                                    711,779
                         =====================================================================================


                                                         28,944,632                                 17,498,526
                         =====================================================================================


Certain loans are secured by various property, plant and equipment of the Company and its subsidiaries totalling Rmb712 million (2004: Nil) (Note 20).

As at 30th June, 2005, shareholder's loans, bank loans and other loans of the Company and its subsidiaries were repayable as follows:

                              Shareholder's loans              Bank loans                   Other loans
                                 As at         As at          As at        As at          As at         As at
                            30th June, 31st December,              30th June,    31st December,    30th June,
31st December,
                                  2005          2004           2005          2004           2005          2004
                         -------------------------------------------------------------------------------------


Within 1 year                        -             -      1,964,677     1,225,476        426,273       317,761
Between 1 to 2 years                 -             -      3,305,591     1,269,497        288,782       202,212
Between 2 to 5 years                 -             -     10,763,003     7,639,071        312,744       127,871
After the 5th year             800,000       800,000     10,917,945     5,852,703        165,617        63,935
                         -------------------------------------------------------------------------------------


                               800,000       800,000     26,951,216    15,986,747      1,193,416       711,779
                         =====================================================================================


12. Additional Financial Information on Unaudited Condensed Consolidated Interim Balance Sheet

As at 30th June, 2005, the net current liabilities of the Company and its subsidiaries amounted to approximately Rmb10,552 million (31st December, 2004: approximately Rmb7,079 million). On the same date, the total assets less current liabilities of the Company and its subsidiaries were approximately Rmb69,319 million (31st December, 2004: Rmb56,047 million).

13. Other Income, Net

The breakdown of other income, net is as follows:

                                                                             For the six months ended 30th June,
                                                                                       2005               2004
                                                                             -----------------------------------


Investment income                                                                    34,839             22,542
Others*                                                                               3,472              6,035
                                                                             -----------------------------------


                                                                                     38,311             28,577
                                                                             ===================================


* Pursuant to a management service agreement entered into among Huaneng Group, HIPDC and the Company, the Company provided management services to certain power plants owned by Huaneng Group and HIPDC in return for a service fee. Net other income represented the management service fee income net of relevant expenses.

14. Profit Before Tax

Profit before tax in the unaudited condensed consolidated interim statement of income was determined after charging and (crediting) the following items:

                                                                             For the six months ended 30th June,
                                                                                       2005               2004
                                                                           -----------------------------------


Interest expenses on
  - loans                                                                           949,669            358,238
  - short-term bonds                                                                 13,523                  -
  - convertible notes                                                                     -                 20
                                                                           -----------------------------------


Total interest expenses on borrowings                                               963,192            358,258
Less: Amount capitalized in property, plant and equipment                          (239,932)          (114,173)
                                                                           -----------------------------------


Total interest expenses                                                             723,260            244,085
Depreciation of property, plant and equipment                                     3,174,402          2,124,463
Amortization of goodwill                                                                  -             21,001
Amortization of negative goodwill                                                         -           (123,639)
Amortization of land use rights                                                      18,162              9,824
Amortization of other non-current assets                                             30,089             17,197
Gain on interest rate swaps                                                               -               (574)
Reversal of provision for doubtful debts                                             (2,367)           (11,464)
Loss / (Gain) on disposal of property, plant and equipment                              555               (925)
Interest income                                                                     (25,196)           (27,893)
Auditors' remuneration                                                                8,223              8,039
                                                                           ===================================

15. Taxation

No Hong Kong profits tax was provided for the six months ended 30th June, 2005 as the Company and its subsidiaries had no estimated assessable profit arising in or deriving from Hong Kong (2004: Nil).

PRC income tax has been provided on the estimated assessable profit for the period at their prevailing rates of taxation. Certain of the power plants, being located in specially designated regions or cities, are subject to preferential income tax rates. In addition, certain power plants are exempted from the PRC income tax for two years starting from the first profit-making year (after covering any accumulated deficits) followed by a 50% exemption of the applicable tax rate for the next three years. For the six months ended 30th June, 2005, the weighted average effective tax rate applicable to the Company is approximately 15% (for the six months ended 30th June, 2004: approximately 16%).

Share of taxation of associates amounting to approximately RMB28 million (for the six months ended 30th June, 2004: approximately Rmb27 million) was included in share of profit of associates in the unaudited condensed consolidated interim statement of income.

16. Dividends Declared

On 11th May, 2005, the shareholders approved the declaration of cash dividends of Rmb0.25 per ordinary share, totaling approximately Rmb3,014 million in their general meeting. During the period ended 30th June, 2005, dividends of approximately Rmb3,022 million were paid (2004: Rmb3,006 million), which represents Rmb0.25 dividends paid per share (2004: Rmb0.25).

17. Earnings Per Share

Basic

The calculation of basic earnings per share is based on the net profit attributable to the equity holders of the Company of approximately Rmb1,679 million (for the six months ended 30th June, 2004: approximately Rmb2,481 million) and the weighted average number of approximately 12,055 million (for the six months ended 30th June, 2004: approximately 12,055 million) outstanding ordinary shares during the period.

Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares at the beginning of the year. In 2005, the Company had no potential ordinary shares (in 2004: the Company had one category of potential ordinary shares: convertible notes). The convertible notes in 2004 are assumed to have been converted into ordinary shares and the net profit in 2004 is adjusted to eliminate the interest expense less the tax effect for the purpose of the calculation of the diluted earnings per share in 2004.

18. Supplementary Information to Unaudited Condensed Consolidated Interim Statement of Cash Flows

Cash flows (used in) / provided by investing and financing activities mainly included the followings:

                                                                             For the six months ended 30th June,
                                                                                       2005               2004
                                                                           -----------------------------------
Investing activities:
Cash inflows from the acquired power companies                                      566,704                  -
Cash dividend received                                                              304,460                  -
Cash outflow from disposal of Huaneng Nanjing Ranji Power
  Generation Limited Liability Company ("Nanjing Ranji")                            (10,479)                 -
Proceeds from disposal of Nanjing Ranji                                              30,000                  -
Prepayments of land use rights                                                      (97,971)            (5,633)
Capital expenditures on power plant construction and improvements                (5,619,518)        (3,979,081)
Cash consideration paid for acquisitions                                         (2,225,600)                 -
Direct transaction costs of acquisitions paid                                       (16,698)                 -
Decrease in temporary cash investments                                                5,000             88,229
Others                                                                                 (646)            13,467

Financing activities:
Drawdown of:
  - Short-term loans, unsecured                                                   7,893,000          5,685,000
  - Long-term loans from shareholders, unsecured                                          -            800,000
  - Long-term bank loans, unsecured                                               4,714,309          1,330,000
  - Other long-term loans, unsecured                                                 66,389                  -

Repayments of:
  - Short-term loans, unsecured                                                  (7,771,000)          (790,000)
  - Long-term loans from shareholders, unsecured                                          -           (194,500)
  - Long-term bank loans, unsecured                                                (940,953)        (1,474,593)
  - Other long-term loans, unsecured                                               (140,097)           (21,022)
Dividends paid to the shareholders of the Company                                (3,022,096)        (3,005,586)
Capital injection from minority shareholders of the subsidiaries                     44,830            247,419
Dividend paid to minority shareholders of the subsidiaries                         (161,680)          (123,564)
Issuance of short-term bonds                                                      4,862,200                  -
Bonds issuance expense paid                                                         (22,500)                 -

19. Related Party Balances and Transactions

The related parties of the Company and its subsidiaries that had transactions with the Company and its subsidiaries are as follows:


Name of related parties                                    Nature of relationship
---------------------------------------------------------------------------------------------------------------
Huaneng Group                                              Ultimate parent
HIPDC                                                      Parent
China Huaneng Finance Company                              A subsidiary of Huaneng Group
  ("Huaneng Finance")
Hebei Huaneng Jingyuan Coal                                A subsidiary of Huaneng Group
  Company Limited ("Huaneng Jingyuan")
China Huaneng International Trade                          A subsidiary of Huaneng Group
  Economics Corporation ("CHITEC")
Weihai Power Development Bureau ("WPDB")                   Minority shareholder of Weihai Power Company
Chongqing Construction and Investment                      Minority shareholder of Luohuang Power Company
  Limited Liability Company ("CCI")
Henan Construction Investment                              Minority shareholder of Qinbei Power Company
  Company ("Henan Investment")
Jiangsu Electric Power Development                         Minority shareholder of Huaiyin Power Company
  Co., Ltd. ("JEPDC")
Jiangsu Yueda                                              Minority shareholder of Huaiyin Power Company
Jiyuan Construction & Investment                           Minority shareholder of Qinbei Power Company
  Company ("Jiyuan Investment")
Shanxi International Power (Group)                         Minority shareholder of Yushe Power Company
  Company Limited ("Shanxi International")
Gansu Provincial Power Construction                        Minority shareholder of Pingliang Power Company
  Investment Development Corporation ("GPPCI")
Sichuan Yongan Hydro Power Joint-Stock                     Minority shareholder of Mingtai Hydropower
  Limited Company ("Sichuan Yongan")
Sichuan Province Power Development                         Minority shareholder of Baoxinghe Power
  Company ("Sichuan Power")
Aba Hydro Power Development                                Minority shareholder of Taipingyi Hydropower
  Co., Ltd. ("Aba Hydro Power")
Shanghai Time Shipping Company                             A jointly controlled entity of Huaneng Group
  Ltd. ("Time Shipping")


Name of related parties                                    Nature of relationship
 --------------------------------------------------------------------------------------------------------------
Shandong Rizhao Power Company Ltd.                         An associate of the Company
  ("Rizhao Power Company")
Chongqing Huaneng Shifen Company                           An associate of Luohuang Power Company
  Limited ("Shifen Company")
State-owned enterprises*                                   Related parties of the Company

* Huaneng Group is a state-owned enterprise. In accordance with the revised IAS 24, "Related Party Disclosures", state-owned enterprises and their subsidiaries, other than entities under Huaneng Group, directly or indirectly controlled by the PRC government are also defined as related parties of the Company and its subsidiaries.

     The majority of the business activities of the Company and its subsidiaries are conducted with state-owned enterprises. For the purpose of the related party transactions disclosure in accordance with IAS 24, the Company and its subsidiaries have established procedures to determine, to the extent possible, the identification of the ownership structure of its customers and suppliers as to whether they are state-owned enterprises. However, many state-owned enterprises have a multi-layered corporate structure and the ownership structures change over time as a result of transfers and privatization programs. Nevertheless, management believes that all material related party balances and transactions have been adequately disclosed.

In addition to the related party information shown elsewhere in the unaudited condensed consolidated interim financial statements, the following is a summary of significant related party transactions entered into in the ordinary course of business between the Company and its subsidiaries and their related parties during the period and balances arising from related party transactions at the end of the period.

(a)  Related Party Balances

     a. As at 30th June, 2005, current deposits of approximately Rmb1,371 million (31st December, 2004: approximately Rmb1,363 million) were placed with a non-bank PRC financial institution, Huaneng Finance.

         For the six months ended 30th June, 2005, the interest rates of the current deposits placed with Huaneng Finance ranged from 0.72% to 1.44% per annum (for the six months ended 30th June, 2004: 0.72% to 1.71% per annum).

     b. As at 30th June, 2005, the long-term loans from Huaneng Group amounted to Rmb800 million (31st December, 2004: Rmb800 million) bearing interest rates that ranged from 4.05% to 4.6% per annum (for the six months ended 30th June, 2004: 3.78% to 4.6% per annum). These loans are unsecured and payable in accordance with the repayment schedules agreed with Huaneng Group.

     c. As at 30th June, 2005, the long-term loans (including current portion) from Huaneng Finance, WPDB, JEPDC, CCI, Shanxi International, Sichuan Power, Sichuan Yongan, Aba Hydro Power and GPPCI amounted to Rmb80 million, Rmb66 million, Rmb19 million, Rmb183 million, Rmb125.2 million, Rmb40 million, Rmb6 million, Rmb212 million and Rmb11 million (31st December, 2004: Nil, Rmb106 million, Rmb19.47 million and Rmb184 million, Rmb125.2 million, N/A, N/A, N/A and N/A) respectively, bearing interest rates that ranged from 4.94% to 5.18%, 5.02%, 5.76%, 4.94%, 5.02% to 6.12%, 5.18%, 6.12%, 5.51% and 5.76% per annum (for the six months ended 30th June, 2004: Nil, 5.76%, 5.76%, N/A, Nil, N/A, N/A, N/A and N/A per annum) respectively. These loans are unsecured and payable in accordance with the repayment schedules agreed with the respective parties.

     d. As at 30th June, 2005, short-term loans amounting to approximately Rmb2,424 million (31st December, 2004: approximately Rmb3,694 million) were due to Huaneng Finance, which bore interests at 4.54% to 5.02% per annum (for the six months ended 30th June, 2004: 4.78% to 5.05% per annum).

     e. As at 30th June, 2005, notes receivable amounting to approximately Rmb80.11 million (31st December, 2004: Nil) were discounted to Huaneng Finance.

     f. As at 30th June, 2005, the balances with Huaneng Group, HIPDC and other related parties are unsecured, non-interest bearing and receivable or repayable within one year. Except for an amount due from a related party of approximately Rmb11 million which was fully provided for in prior years, no provision has been made in the current period (for the six months ended 30th June, 2004: Nil) for the receivable balances.

     g. As at 30th June, 2005, HIPDC had provided guarantees on certain accounts receivable balances of the Company and its subsidiaries totalling approximately Rmb205 million (31st December, 2004: approximately Rmb209 million).

     h. Included in the unaudited condensed consolidated interim balance sheet, the balances with state-owned enterprises are as follows:

                                                                                     As at As at
                                                                                 30th June,     31st December,
                                                                                       2005               2004
                                                                           -----------------------------------

                                                                                Rmb million        Rmb million
         Non-current assets
           Available-for-sale investment                                                255                255
           Other non-current asset                                                      127                  -

         Current assets
           Other receivables and assets, net                                            981                569
           Accounts receivable, net                                                   5,894              4,958
           Temporary cash investments                                                     8                 13
           Cash at banks                                                              1,370                939

         Non-current liabilities
           Long-term bank loans                                                      19,179              8,413
           Other long-term loans                                                        130                  -

         Current liabilities
           Accounts payable and other liabilities                                     3,250              1,848
           Short-term bonds                                                           4,856                  -
           Short-term loans                                                           4,772              3,921
           Current portion of long-term bank loans                                    1,067                321
           Current portion of other long-term loans                                      70                  -

         Except for cash at banks, loans and available-for-sale investment stated above, all the balances of assets and liabilities are unsecured, non-interest bearing and receivable or repayable within one year. No provision has been made in the current period (for the six months ended 30th June, 2004: Nil) for the receivable balances.

 (b).Related Party Transactions

                                                                             For the six months ended 30th June,
                                                                                       2005               2004
                                                                           -----------------------------------


     Huaneng Group

     Management service fee income                                                   16,921             16,647
     Management service expense                                                        (605)                 -
     Consideration paid for the acquisitions of Sichuan Hydropower
       and Pingliang Power Company (Note 3)                                      (2,025,000)                 -

     HIPDC

     Proceeds from disposal of Nanjing Ranji                                         30,000                  -
     Management service fee income                                                    1,644              8,653
     Service fees expenses on transmission and transformer facilities               (70,493)          (105,038)
     Rental charge on land use rights of Huaneng Shanghai
       Shidongkou Second Power Plant                                                      -             (3,000)
     Rental charge on land use rights of Huaneng Nanjing Power Plant                   (667)              (667)
     Rental charge on office building                                               (13,000)           (12,500)

     Huaneng Finance

     Discounting of notes receivable                                                119,664                  -
     Discounting charges                                                             (1,044)                 -
     Drawdown of short-term loans                                                 1,600,000          1,605,000

     CHITEC

     Coal purchased from CHITEC                                                    (276,310)          (100,354)

     Time Shipping

     Coal purchased from Time Shipping and service
       fee paid for transportation                                                 (274,000)          (212,585)

     Shifen Company

     Lime purchased from Shifen Company                                             (27,296)                 -

     Huaneng Jingyuan

     Coal purchased from Huaneng Jingyuan                                          (122,661)                 -

     Jiangsu Yueda

     Consideration paid for the acquisition of additional equity
       interest in Huaiyin Power Company (Note 3)                                  (200,600)                 -

     WPDB

     Drawdown of other long-term loans                                               66,389                  -


                                                                             For the six months ended 30th June,
                                                                                       2005               2004
                                                                           -----------------------------------

                                                                                Rmb million        Rmb million

     State-owned enterprises

     Sales of electricity                                                            18,794             12,954
     Purchases of fuel
     - Coal                                                                          (7,927)            (5,551)
     - Oil                                                                              (95)               (92)
     - Natural gas                                                                      (19)               (16)
     Acquisition of property, plant and equipment                                    (3,600)              (425)
     Acquisition of construction materials                                             (438)              (967)
     Purchases of raw materials and spare parts                                        (163)              (154)
     Water charges                                                                      (34)               (39)
     Power purchases                                                                    (20)                (9)
     Subcontracting labor for
     - construction and renovation                                                     (381)              (313)
     - maintenance                                                                     (207)              (264)
     Interest income                                                                     18                 24
     Dividend income                                                                     35                 23
     Drawdown of short-term loans                                                     5,263              3,480
     Drawdown of long-term bank loans                                                 4,714              1,330
     Other charges
     - interest expenses of loans and bonds to banks and
       other financial institutions                                                    (498)              (444)
     - insurance expenses                                                               (36)               (40)
     - transportation expenses                                                         (465)              (466)
     - rental expenses                                                                  (16)               (16)
     - handling fee for disposing of residues                                            (7)                (6)

(c)  Guaranteed Loans


                                                                                     As at As at
                                                                                 30th June,     31st December,
                                                                                       2005               2004
                                                                           -----------------------------------


     a.  Long-term bank loans guaranteed by
           - Huaneng Group                                                        7,516,000          3,798,074
           - HIPDC                                                                3,666,000          3,936,987
           - WPDB                                                                   100,000            100,000
           - Henan Investment                                                       200,000            200,000
           - Jiyuan Investment                                                      125,000            125,000
           - Shanxi International                                                   448,000            420,000
           - GPPCI                                                                  578,625                  -
           - Sichuan Yongan                                                          15,000                  -

     b.  Certain long-term bank loans of Rizhao Power Company
           guaranteed by the Company                                                292,500            305,250

(d)  Key Management Personnel Compensation

                                                                             For the six months ended 30th June,
                                                                                       2005               2004
                                                                           -----------------------------------


     Salaries and other short-term employee benefits                                  4,223              3,867
     Post-employment benefits                                                           502                407
                                                                           -----------------------------------


     Total                                                                            4,725              4,274
                                                                           ===================================

20. Pledge of Assets

As mentioned in Note 11, the Company and its subsidiaries have pledged various assets as collateral against certain loans. A summary of the pledged assets is as follows:



                                                                                                   As at 30th
                                                                                                         June,
                                                                                                          2005
                                                                                             -----------------


Dongxiguan Hydropower
  - Dam                                                                                                391,248
  - Electric utility plant in service                                                                  206,251
  - Buildings                                                                                            1,966
  - Others                                                                                              12,168

Kangding Hydropower
  - Electric utility plant in service                                                                   28,198

Mingtai Hydropower
   - Electric utility plant in service                                                                  72,320
                                                                                             -----------------


Total                                                                                                  712,151
                                                                                             =================


As at 31st December, 2004, there were no assets pledged as collateral.

21. Capital Commitments

                                                                                     As at As at
                                                                                 30th June,     31st December,
                                                                                       2005               2004
                                                                           -----------------------------------


Contracted but not provided for                                                  20,176,553          7,923,087
Authorized but not contracted for                                                   566,245            236,501
                                                                           -----------------------------------


Total                                                                            20,742,798          8,159,588
                                                                           ===================================

During 2004, the Company entered into various long-term agreements subject to termination only under certain limited circumstances for the procurement of coal from 2005 to 2009 for use in power generation. In most cases, these contracts contain provisions for price escalations and minimum purchase level clauses. Purchases for the periods ended 30th June, 2005 and 2004 were approximately Rmb2,412 million and Nil respectively. The future purchase commitments under contracts are as follows:


                                                                                      As at              As at
                                                                                 30th June,     31st December,
                                                                                       2005               2004
                                                                           -----------------------------------


2005                                                                              3,427,749          5,768,657
2006                                                                              9,110,989          5,941,717
2007                                                                             10,136,747          6,119,968
2008                                                                              7,553,349          2,801,770
2009                                                                              8,465,884          2,801,770
                                                                           -----------------------------------


                                                                                 38,694,718         23,433,882
                                                                           ===================================


22. Contingent Liabilities



                                                                                      As at              As at
                                                                                 30th June,     31st December,
                                                                                       2005               2004
                                                                           -----------------------------------


Guarantees for loan facilities granted to an associate                              292,500            305,250
                                                                           ===================================

23. New Accounting Pronouncements

The IASB issued a number of new and revised IASs, IFRSs and the IFRIC issued a number of new IFRIC Interpretations which are effective for annual accounting periods beginning on or after 1st March, 2005. The summary is as follows:

(a)  IAS 19  Employee Benefits

     Effective date: annual periods beginning on or after 1st January, 2006

     The amendments introduced an additional recognition option for actuarial gains and losses arising in post-employment defined benefit plans. They also clarify (i) a contractual agreement between a multi-employer plan and participating employers that determines how a surplus is to be distributed or a deficit funded will give rise to an asset or liability; (ii) accounting requirements for group defined benefit plans in the separate or individual financial statements of entities within the group; and (iii) additional disclosures that (1) provide information about trends in the assets and liabilities in a defined benefit plan and the assumptions underlying the components of the defined benefit cost; and (2) bring the disclosure in IAS 19 closer to those required by the US standard SFAS 132 Employers' Disclosures about Pensions and Other Postretirement Benefits, which was revised in December, 2003.

     The Company and its subsidiaries consider that this revised standard will not have any material impact on their financial statements.

(b)  IAS 32  Financial Instruments: Disclosure and Presentation

     Effective date: annual periods beginning on or after 1st January, 2006

     The amendment reflects in simultaneous changes in disclosure requirements of June 2005 amendment of IAS 39.

     The Company and its subsidiaries have not completed the assessment of the effects of adopting this revised standard.

(c)  IAS 39  Financial Instruments: Recognition and Measurement

     Effective date: annual periods beginning on or after 1st January, 2006

     The April 2005 amendment clarifies the foreign currency risk of a highly probable forecast intragroup transaction may qualify as a hedged item in consolidated financial statements provided that the transaction is denominated in a currency other than the functional currency of the entity entering into that transaction and the foreign currency risk will affect consolidated profit or loss.

     The June 2005 amendment refines the definition of financial assets or financial liabilities at fair value through profit or loss and embedded derivatives. It also further elaborates the application of valuation techniques.

     The Company and its subsidiaries have not completed the assessment of the effects of adopting this revised standard.

(d)  IFRS 1  First-time Adoption of International Financial Reporting Standards

     Effective date: annual periods beginning on or after 1st January, 2006

     The amendment reflects  simultaneous  changes of June 2005 amendment of IAS
     39.

     The Company and its subsidiaries have considered the effect of adopting this new standard and do not expect material impact on their financial statements.

(e)  IFRS 6  Exploration for and Evaluation of Mineral Resources

     Effective date: annual periods beginning on or after 1st January, 2006

     This IFRS permits an entity to continue using accounting policies for exploration and evaluation assets previously developed as part of the accounting policies upon the adoption of IFRS 6 while requires the entity recognizing exploration and evaluation assets to perform an impairment test on those assets when facts and circumstances suggest that the carrying amount of the assets may exceed their recoverable amount.

     The Company and its subsidiaries have considered the effect of adopting this new standard and do not expect material impact on the financial statements.

(f)  IFRIC Interpretation 3  Emission Rights

     Effective date: annual periods beginning on or after 1st March, 2005

     This interpretation deals with accounting treatment on "cap and trade" emission rights scheme. This interpretation requires that any allowance should be treated as intangible assets and should be measured at fair value while the obligation of emissions should be measured in accordance with IAS
     37. In addition, as the existence or requirements of an emission rights scheme may cause a reduction in the cash flows expected to be generated for certain assets, this represented an indication that the related assets may be impaired and should be tested in accordance with IAS 36.

     This IFRIC Interpretation was subsequently withdrawn in July, 2005

(g)  IFRIC Interpretation 4  Determining whether an Arrangement contains a Lease

     Effective date: annual periods beginning on or after 1st January, 2006

     This interpretation provides guidance for determining whether an arrangement (comprising a transaction or a series of related transactions, that does not take the legal form of a lease but conveys a right to use an asset in return for a payment or series of payments) are leases that should be accounted for in accordance with IAS 17.

     The Company and its subsidiaries have not completed the assessment of the effects of adopting this new interpretation.

(h) IFRIC Interpretation 5 Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds

     Effective date: annual periods beginning on or after 1st January, 2006

     This interpretation applies to accounting in the financial statements of a contributor for interests arising from decommissioning funds that have both the features of (i) the assets are administered separately; and (ii) a contributor's right to access the assets is restricted.

     The Company and its subsidiaries have considered the effect of adopting this new interpretation and do not expect material impact on the financial statements.

SUPPLEMENTAL INFORMATION FOR NORTH AMERICAN SHAREHOLDERS (UNAUDITED ) (Amounts expressed in thousands of Rmb unless otherwise stated)

The unaudited condensed consolidated interim financial statements of the Company and its subsidiaries prepared under IFRS differ in certain respects from those prepared under generally accepted accounting principles in the United States of America ("US GAAP"). Significant differences between IFRS and US GAAP, which affect the equity and net profit of the Company and its subsidiaries, are summarized below:

(a) Effect of the Acquisition of Entities under Common Control

Huaneng Group is the controlling parent company of HIPDC, which in turn is the controlling parent of the Company.

Under IFRS, the Company and its subsidiaries adopted the acquisition method to account for the acquisition of:


(i) 70% equity interest in Huaneng Shanghai Shidongkou I Power Plant ("Shidongkou I Power Plant"), 70% equity interest in Taicang Power Company and all of the assets and liabilities of Huaneng Changxing Power Plant ("Changxing Power Plant") in July, 2002 from Huaneng Group;

(ii) 55% equity interest in Qinbei Power Company, 60% equity interest in Yushe Power Company and all of the assets and liabilities of Huaneng Xindian Power Plant ("Xindian Power Plant") in October, 2003 from Huaneng Group;

(iii) 60% equity interest in Luohuang Power Company, 55% equity interest in Yueyang Power Company, 90% equity interest in Jinggangshan Power Plant and all of the assets and liabilities of Huaneng Yingkou Power Plant ("Yingkou Power Plant") in July, 2004 from HIPDC and/or from Huaneng Group; and

(iv) 60% equity interest in Sichuan Hydropower and 65% equity interest in Pingliang Power Company in January, 2005 from Huaneng Group.

Under the acquisition method, the results of the acquired businesses are included in the results of operations of the Company and its subsidiaries from the date of the acquisition. The difference between the purchase consideration and the fair value of the underlying net assets acquired is treated as goodwill. In prior years, goodwill arising from the acquisitions in (i) and (ii) above is amortized on a systematic basis to the income statement over its useful economic life, being the remaining weighted average useful life of the acquired depreciable or amortizable assets while goodwill arising from the acquisition in
(iii) above is tested annually for impairment and carried at cost less accumulated impairment losses. In the current period, goodwill arising from all the acquisitions above is not amortized and is tested annually for impairment and carried at cost less accumulated impairment losses.

As the power companies and power plants acquired were under the control of Huaneng Group prior to their acquisitions by the Companies and its subsidiaries, these acquisition transactions were considered common control transactions. Under US GAAP, they are considered to be transfers of businesses under common control and the acquired assets and liabilities are accounted for at historical cost in a manner similar to the pooling of interests method. Accordingly, the consolidated financial statements for all periods presented have been retroactively restated as if the current structure and operations resulting from the acquisition had been in existence since the beginning of the earliest period presented, with financial data of previously separate entities combined. The cash consideration paid by the Company is treated as an equity transaction in the year of the acquisition for US GAAP purposes. Accordingly, the resulting impact of depreciation and amortization expenses on income is also different.

(b) Effect of Acquisition of 44.16% Equity Interest in Huaiyin Power Company, 30% Additional Equity Interest in Shidongkou I Power Plant, 5% Additional Equity Interest in Taicang Power Company and 40% Equity Interest in Hebei Hanfeng Power Generation Limited Liability Company ("Hanfeng Power Company")

The Company acquired from Huaneng Group:

(i)   44.16% equity interest of Huaiyin Power Company in July, 2002;

(ii) 30% additional equity interest of Shidongkou I Power Plant and 5% additional equity interest of Taicang Power Company in December, 2002; and

(iii) 40% equity interest of Hanfeng Power Company in July, 2004.

Under IFRS, upon the completion of the above acquisitions, the relevant equity interests of the net assets of the acquired companies and power plants are recorded at fair value. The excess of the total cost of the acquisition over the fair value of the relevant portion of net assets of power plant acquired is recorded as goodwill. In prior years, goodwill arising from the acquisitions of Shidongkou I Power Plant, the Taicang Power Company and the Huaiyin Power Company was amortized on a systematic basis to the income statement over its useful economic life, being the remaining weighted average useful life of the acquired depreciable or amortizable assets, while goodwill arising from the acquisition of Hanfeng Power Company was tested annually for impairment and carried at cost less accumulated impairment losses. In the current period, goodwill arising from the acquisition is not amortized and is tested annually for impairment and carried at cost less accumulated impairment losses.

Under US GAAP, upon completion of the above acquisitions, Huaneng Group's proportionate share in the net assets of Huaiyin Power Company, Shidongkou I Power Plant, Taicang Power Company and Hanfeng Power Company being sold to the Company was recorded at the historical carrying value. The excess of the total cost of acquisition over the net assets acquired was recorded as a deemed distribution. Accordingly, the resulting impact of depreciation and amortization expenses on income is also different.

(c) Housing Benefits Provided by HIPDC

HIPDC sold to certain qualified employees of the Company living quarters owned by HIPDC at preferential prices. The difference between the cost of living quarters and the sales proceeds received from the employees is considered to be housing benefits. Under IFRS, such housing benefits provided by HIPDC are not reflected in the financial statements of the Company. Under US GAAP, the amount of housing benefits provided by HIPDC to the employees of the Company are recognized as the Company's operating expenses on a straight-line basis over the estimated remaining average service life of the employees. The corresponding amount is recorded as an addition of capital contribution from HIPDC.

(d) Acquisition of Shandong Huaneng Power Development Company Limited ("Shandong Huaneng")

Huaneng Group used to be one of the substantial shareholders of Shandong Huaneng, holding 33.09% equity interest in it before the Company's acquisition of Shandong Huaneng. Under IFRS, upon the completion of the acquisition of Shandong Huaneng, the entire net assets of Shandong Huaneng were recorded at fair value. In prior years, the excess of the fair value of the entire net assets acquired over the total cost of the acquisition was recorded as negative goodwill. In the current period, the ending balance of negative goodwill brought forward from prior year is offset against opening retained earnings according to IFRS 3. Under US GAAP, upon completion of the acquisition of Shandong Huaneng, Huaneng Group's proportionate share of 33.09% in the net assets of Shandong
Huaneng that was sold to the Company was recorded at the historical carrying value. The excess of the proportionate share in the book value of the net assets acquired over the relevant portion of the cash consideration was recorded as a capital contribution to the Company. The book value of the remaining 66.91% of the net assets continues to be part of the recoverable rate base under the cost recovery formula of the tariff setting mechanism. Under US GAAP, the difference between these net asset values and the cash consideration was recorded as a reduction to the property, plant and equipment value of the respective power plants.

As the amount of negative goodwill originally recognized under IFRS is different from the amount of the reduction to property, plant and equipment under US GAAP due to the 33.09% portion of the net assets previously owned by Huaneng Group as described above and also that the negative goodwill under IFRS is offset against opening retained earnings in the current period whereas, for US GAAP purposes, the property, plant and equipment, after the reduction described above, are depreciated over the respective assets' useful life, the net profit under IFRS and US GAAP is different.

(e) Capitalization of Borrowing Costs

In accordance with IAS 23, the Company capitalized interest on general borrowings used for the purpose of obtaining a qualifying asset in addition to the capitalization of interest on specific borrowings.

Under  US  regulatory  accounting  requirements,   interest  on  funds  borrowed
generally  and used for the  purpose  of  obtaining  qualifying  assets  are not capitalized if such interests cannot be taken into consideration when determining the recoverable rate base for tariff setting purposes. Consequently, under US GAAP, the Company did not capitalize interest on general borrowings. An adjustment is made to reverse the capitalized interest on general borrowings net of the related depreciation on fixed assets.

(f) Reversal of Goodwill Amortization

In 2004, in accordance with IFRS 3, goodwill arising from acquisitions for which the agreement date was before 31st March, 2004 is amortized using the straight-line method over its estimated useful life and recognized in the income statement as other operating expenses and subject to an impairment review whenever events or changes in circumstances indicate their carrying value may not be recoverable, and annually if the estimated useful life exceeds 20 years. Under US GAAP, in accordance with Statement of Financial Accounting Standard Number 142 "Goodwill and Other Intangible Assets", goodwill arising from acquisition is not amortized but tested for impairment on an annual basis and between annual tests in certain circumstances.

There is no such GAAP difference in the current period.

(g) Deferred Tax Impact

This represents the deferred tax effect on the above GAAP differences where applicable.

Differences between IFRS and US GAAP which affect the net assets and net profit of the Company and its subsidiaries are summarized below:


                                                                                         Net Assets
                                                                                As at 30th          As at 31st
                                                                Note            June, 2005      December, 2004
                                                                           -----------------------------------


Net assets under IFRS                                                           41,626,943          36,265,519

Balance at 1st January, 2005, as previously separately
  reported as minority interest                                  ii                      -           3,266,393
                                                                           -----------------------------------


Net assets under IFRS, as restated                                              41,626,943          39,531,912
Minority interest                                                ii             (5,434,898)         (3,266,393)
Impact of US GAAP adjustments Note i:
  Effect of acquisition of Sichuan Hydropower and
    Pingliang Power Company                                      (a)            (1,043,392)          1,350,313
  Effect of acquisition of Yingkou Power Plant,
    Jinggangshan Power Plant, the Luohuang Power
    Company and Yueyang Power Company                            (a)            (1,926,068)         (2,007,383)
  Effect of acquisition of Qinbei Power Company,
    Yushe Power Company and Xindian Power Plant                  (a)              (355,448)           (369,252)
  Effect of acquisition of Shidongkou I Power Plant,
    Taicang Power Company and Changxing Power Plant              (a)              (720,273)           (775,592)
  Effect of acquisition of 40% equity interests in
    Hanfeng Power Company, 30% additional equity
    interests in Shidongkou I Power Plant, 5% additional
    equity interests in Taicang Power Company and 44.16%
    equity interests in Huaiyin Power Company                    (b)              (258,426)           (271,167)
  Recording of capital contribution arising from
    acquisition of Shandong Huaneng                              (d)               862,922             862,922
  Difference in accounting treatment for acquisition
    of Shandong Huaneng                                          (d)            (1,751,541)           (348,364)
  Difference in capitalization of borrowing costs                (e)               (84,191)            (87,424)
  Reversal of goodwill amortization
  - Reversal of goodwill amortization of equity investment
    in Shenzhen Energy Group Co. Ltd. ("SEG")                    (f)               136,599             136,599
  - Reversal of goodwill amortization of investment in
    Huaiyin Power Company                                        (f)                34,740              34,740
  Applicable deferred tax impact on the above
    GAAP differences                                             (g)             1,137,706             595,569
                                                                           -----------------------------------


Net assets under US GAAP Note i                                                 32,224,673          35,386,480
                                                                           ===================================


                                                                                         Net profit
                                                                             For the six months ended 30th June,
                                                                Note                  2005                2004
                                                                           -----------------------------------
Net profit under IFRS                                                            1,991,504           2,481,127

Minority interest for the six months ended 30th June, 2004,
  as previously separately reported as minority interest         ii                      -              92,027
                                                                           -----------------------------------


Net profit under IFRS, as restated                                               1,991,504           2,573,154

Profit attributable to Minority Interests                        ii               (312,251)            (92,027)

Impact of US GAAP adjustments Note i:
  Effect of acquisition of Sichuan Hydropower and
    Pingliang Power Company                                      (a)                 2,025             210,671
  Effect of acquisition of Luohuang Power Company,
    Yueyang Power Company, Yingkou Power Plant
    and Jinggangshan Power Plant                                 (a)                81,315             240,256
  Effect of acquisition of Qinbei Power Company,
    Yushe Power Company and Xindian Power Plant                  (a)                13,804              24,351
  Effect of acquisition of Shidongkou I Power Plant,
    Taicang Power Company and Changxing Power Plant              (a)                55,319              56,403
  Effect of acquisition of 40% equity interest in
    Hanfeng Power Company, 30% additional equity
    interest in Shidongkou I Power Plant, 5% additional
    equity interest in Taicang Power Company and 44.16%
    equity interest in Huaiyin Power Company                     (b)                12,741               9,875
  Recording housing benefits provided by HIPDC                   (c)               (13,076)            (13,076)
  Difference in accounting treatment for acquisition
    of Shandong Huaneng                                          (d)                80,493             (43,146)
  Difference in capitalization of borrowing costs                (e)                 3,233               3,233
  Reversal of goodwill amortization
    - Reversal of goodwill amortization of equity
      investment in SEG                                          (f)                     -              40,980
    - Reversal of goodwill amortization of investment in
      Huaiyin Power Company                                      (f)                     -               8,685
  Applicable deferred tax impact on the GAAP differences         (g)               (51,146)            (59,656)
  Others                                                                                 -               8,653
                                                                           -----------------------------------

Net profit under US GAAP Note i                                                  1,863,961           2,968,356
                                                                           ===================================

(Note i) Consistent with applying the accounting treatment under US GAAP as described in Note (a) above, the unaudited consolidated net assets and net profit under US GAAP for prior periods presented have been retroactively restated as if the current structure and operations resulted from the acquisition of Sichuan Hydropower, Pingliang Power Company, Luohuang Power Company, Yueyang Power Company, Yingkou Power Plant and Jinggangshan Power Plant had been in existence since the beginning of the earliest period presented.

(Note ii)    Consistent  with  disclosure  requirement  of revised IAS 1 --
             Presentation of Financial Statements, minority interest in the unaudited consolidated net assets and net profit under IFRS for prior periods should be included as a portion of total equity and total profit attributable to shareholders respectively.

BALANCE SHEET (UNAUDITED)
AS AT 30TH JUNE, 2005
(Prepared in accordance with PRC Accounting Standards)
(All amounts are stated in Rmb Yuan unless otherwise stated)


                                                               Consolidated                       The Company
                                                         30th June,   31st December,       30th June,   1st December,
ASSETS                                    Note                 2005             2004             2005            2004
                                                    -----------------------------------------------------------------
CURRENT ASSETS
  Cash                                    5(1)        2,932,644,401    2,510,859,390    1,181,977,987   1,381,509,573
  Short-term investment                                      13,200           13,200           13,200          13,200
  Notes receivable                        5(2)        1,079,472,495    1,242,671,845      423,519,366     682,937,156
  Dividends receivable                                            -             -         208,092,087               -
  Interest receivable                                     1,822,634        1,734,452        1,822,634       1,734,452
  Accounts receivable                   5(3),6(1)     4,817,943,375    3,730,431,156    2,710,067,016   2,407,133,652
  Other receivables                     5(3),6(1)       477,372,022      292,845,939      146,389,144     126,090,716
  Advance to suppliers                    5(4)          660,896,479      441,370,775      212,215,636     233,095,644
  Inventories                             5(5)        2,538,944,427    1,431,403,605    1,543,327,873     822,343,887
  Deferred expenses                                      46,296,934        2,319,162       35,595,969       2,155,328
  Current portion of long-term debt
    investments                           5(6)                4,000            5,000            4,000           5,000
                                                    -----------------------------------------------------------------

Total current assets                                 12,555,409,967    9,653,654,524    6,463,024,912   5,657,018,608
                                                    -----------------------------------------------------------------

LONG-TERM INVESTMENTS
  Long-term equity investments         5(6), 6(2)     6,397,216,325    5,886,238,518   12,743,255,437  10,382,796,256
  Long-term debt investments              5(6)               53,700           53,700           53,700          53,700
                                                    -----------------------------------------------------------------

Total long-term investment                            6,397,270,025    5,886,292,218   12,743,309,137  10,382,849,956
                                                    -----------------------------------------------------------------

Including: Consolidated difference
  in value                                5(6)        1,928,670,419    1,331,850,487                -               -

FIXED ASSETS
  Fixed assets, cost                      5(7)       95,341,474,572   80,565,305,102   56,576,719,989  56,178,137,905
  Less: Accumulated Depreciation          5(7)      (39,419,221,578) (33,246,132,232) (24,341,840,464)(22,322,890,662)
                                                    -----------------------------------------------------------------

  Fixed assets, net book value            5(7)       55,922,252,994   47,319,172,870   32,234,879,525  33,855,247,243
  Construction materials                  5(8)        5,161,554,766    3,876,065,407    1,716,238,060   1,367,377,823
  Construction-in-progress                5(9)        8,626,971,400    5,128,225,240    3,409,346,971   1,928,434,464
                                                    -----------------------------------------------------------------

Total fixed assets                                   69,710,779,160   56,323,463,517   37,360,464,556  37,151,059,530
                                                    -----------------------------------------------------------------

INTANGIBLE AND OTHER ASSETS
  Intangible assets                       5(10)        (294,337,932)    (551,009,877)    (487,682,906)   (665,167,689)
  Long-term deferred expenses                            34,271,392       12,577,696        7,032,457       6,227,106
  Other long-term assets                  5(11)         126,633,493                -                -               -
                                                    -----------------------------------------------------------------

Total intangible and other assets                      (133,433,047)    (538,432,181)    (480,650,449)   (658,940,583)
                                                    -----------------------------------------------------------------

TOTAL ASSETS                                         88,530,026,105   71,324,978,078   56,086,148,156  52,531,987,511
                                                    =================================================================


                                                              Consolidated                      The Company
                                                         30th June,    1st December,       30th June,  31st December,
LIABILITIES AND SHAREHOLDERS' EQUITY      Note                 2005             2004             2005            2004
                                                    -----------------------------------------------------------------
CURRENT LIABILITIES
  Short-term loans                        5(12)       8,675,300,000    8,099,000,000    4,600,000,000   4,330,000,000
  Short-term bonds                        5(13)       4,875,722,910                -    4,875,722,910               -
  Notes payable                                          10,000,000       29,000,000                -               -
  Accounts payable                        5(14)       1,450,466,809      738,762,443      699,539,217     523,267,513
  Salary payable                                         31,194,551       39,736,104        1,199,489      19,024,218
  Welfare payable                                       179,418,021      219,555,237       96,491,185     156,331,795
  Interest payable                                      268,583,531      121,270,836       83,000,145      88,192,171
  Dividends payable                                      80,764,356       21,668,696                -       8,250,000
  Taxes payable                           5(15)         748,430,349      999,792,185      293,924,051     547,544,918
  Other levies payable                                   73,861,129       37,477,764       34,078,417      18,123,901
  Other payables                          5(16)       3,034,161,419    3,706,812,746    1,252,990,080   2,303,996,599
  Accrued expenses                                      164,951,318       43,572,392       60,079,305      43,502,856
  Current portion of long-term loans      5(17)       2,390,949,310    1,543,237,546      823,286,905     825,142,210
  Provisions                                              4,416,483                -                -               -
                                                    -----------------------------------------------------------------

Total current liabilities                            21,988,220,186   15,599,885,949   12,820,311,704   8,863,376,181
                                                    -----------------------------------------------------------------

LONG-TERM LIABILITIES
  Long-term loans                         5(17)      26,553,681,844   15,955,289,378    7,475,887,678   6,485,208,795
  Other non-current liability                            14,500,000       13,000,000                -               -
                                                    -----------------------------------------------------------------

Total long-term liabilities                          26,568,181,844   15,968,289,378    7,475,887,678   6,485,208,795
                                                    -----------------------------------------------------------------

TOTAL LIABILITIES                                    48,556,402,030   31,568,175,327   20,296,199,382  15,348,584,976
                                                    -----------------------------------------------------------------

MINORITY INTERESTS                                    4,183,675,301    2,573,400,216                -               -
                                                    -----------------------------------------------------------------

SHAREHOLDERS' EQUITY
  Share capital                           5(18)      12,055,383,440   12,055,383,440   12,055,383,440  12,055,383,440
  Capital surplus                         5(19)       8,616,086,160    8,615,982,210    8,616,086,160   8,615,982,210
  Surplus reserves                        5(20)       4,112,214,828    4,112,214,828    4,112,214,828   4,112,214,828
  Including: Statutory public welfare fund5(20)       1,863,280,308    1,863,280,308    1,863,280,308   1,863,280,308
  Undistributed profits                   5(21)      11,006,264,346   12,399,822,057   11,006,264,346  12,399,822,057
                                                    -----------------------------------------------------------------

Total shareholders' equity                           35,789,948,774   37,183,402,535   35,789,948,774  37,183,402,535
                                                    -----------------------------------------------------------------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY           88,530,026,105   71,324,978,078   56,086,148,156  52,531,987,511
                                                    =================================================================

The accompanying notes form an integral part of these financial statements.

Legal representative:      Person in charge of        Person in charge of
                          accounting function:      accounting department:

     Li Xiaopeng               Huang Jian                  Zhou Hui

PROFIT AND LOSS ACCOUNTS (UNAUDITED)
FOR THE SIX MONTHS ENDED 30TH JUNE, 2005
(Prepared in accordance with PRC Accounting Standards)
(All amounts are stated in Rmb Yuan unless otherwise stated)

                                                                  For the six months ended 30th June,
                                                                     Consolidated                    The Company
                                          Note                 2005               2004             2005            2004
                                                    -------------------------------------------------------------------


1.   Revenue from principal operations   5(22), 6(3) 18,860,674,631     13,040,289,339   12,465,249,767  11,104,641,146
       Less: Cost of principal
             operations                  5(22), 6(3)(15,381,295,296)    (9,498,640,593) (10,583,594,083) (8,157,868,496)
               Tax and levies on
                 principal operations                   (54,980,528)       (25,297,711)      (3,393,902)     (3,139,092)
                                                    -------------------------------------------------------------------

2.   Profit from principal operations                 3,424,398,807      3,516,351,035    1,878,261,782   2,943,633,558
       Add: Profit from other operations                 30,598,625         13,054,772       24,682,764      12,316,201
       Less: General and administrative
             expenses                                  (444,897,068)      (210,090,841)    (291,456,064)   (156,908,707)
               Financial expenses, net    5(23)        (687,155,433)      (255,383,895)    (342,163,702)   (186,597,160)
                                                    -------------------------------------------------------------------

3.   Operating profit                                 2,322,944,931      3,063,931,071    1,269,324,780   2,612,443,892
       Add: Investment income          5(24), 6(4)       98,672,174         79,858,472      560,728,153     281,650,229
               Non-operating income                      13,328,952          1,428,338       12,888,342       1,433,597
       Less: Non-operating expenses                     (42,932,245)        (4,544,990)      (3,655,748)     (3,194,339)
                                                    -------------------------------------------------------------------

4.   Profit before taxation and
     minority interests                 2,392,013,812 3,140,672,891      1,839,285,527    2,892,333,379
       Less: Income tax                                (400,460,328)      (510,203,778)    (218,997,378)   (361,368,854)
             Minority interests                        (371,265,335)       (99,504,588)               -               -
                                                    -------------------------------------------------------------------

5.   Net profit                                       1,620,288,149      2,530,964,525    1,620,288,149   2,530,964,525
                                                    -------------------------------------------------------------------


                                                                  For the six months ended 30th June,
                                                              Consolidated                  The Company
Supplemental information:                                      2005          2004           2005          2004
                                                    --------------------------------------------------------------


1.   Profit from sale or disposal of a business
       unit or investments                                        -             -              -             -
2.   Loss due to natural disaster                                 -             -              -             -
3.   Increase / (decrease) in profit before taxation
       and minority interests as a result of changes
       in accounting policies                                     -             -              -             -
4.   Increase / (decrease) in profit before taxation
       and minority interests as a result of changes
       in accounting estimates                                    -             -              -             -
5.   Loss on debt restructuring                                   -             -              -             -
6.   Others                                                       -             -              -             -


The accompanying notes form an integral part of these financial statements.

Legal representative:      Person in charge of        Person in charge of
                          accounting function:      accounting department:

     Li Xiaopeng               Huang Jian                  Zhou Hui

STATEMENT OF INCOME APPROPRIATION (UNAUDITED)
FOR THE SIX MONTHS ENDED 30TH JUNE, 2005
(Prepared in accordance with PRC Accounting Standards)
(All amounts are stated in Rmb Yuan unless otherwise stated)


                                                                  For the six months ended 30th June,
                                                              Consolidated                  The Company
                                          Note                 2005            2004            2005           2004
                                                    --------------------------------------------------------------
1.   Net profit                                       1,620,288,149   2,530,964,525   1,620,288,149  2,530,964,525
       Add: Undistributed profit
            brought forward              5(21)       12,399,822,057  13,981,531,454  12,399,822,057 13,981,531,454
                                                    --------------------------------------------------------------

2.   Undistributed profit                            14,020,110,206  16,512,495,979  14,020,110,206 16,512,495,979
       Less: Transfer to statutory
             surplus reserve fund                                 -               -               -             -
               Transfer to statutory public welfare fund          -               -               -             -
                                                    --------------------------------------------------------------

3.   Profit distributable to shareholders            14,020,110,206  16,512,495,979  14,020,110,206
     16,512,495,979
       Less: Dividends                    5(21)      (3,013,845,860) (3,013,835,600) (3,013,845,860)
     (3,013,835,600                         )
               Bonus shares               5(21)                   -  (3,013,835,600)              -  3,013,835,600)
                                                    --------------------------------------------------------------

4.   Undistributed profit carried forward 5(21)      11,006,264,346  10,484,824,779  11,006,264,346 10,484,824,779
                                                    --------------------------------------------------------------


The accompanying notes form an integral part of these financial statements.

Legal representative:      Person in charge of        Person in charge of
                          accounting function:      accounting department:

     Li Xiaopeng               Huang Jian                  Zhou Hui

CASH FLOW STATEMENT (UNAUDITED)
FOR THE SIX MONTHS ENDED 30TH JUNE, 2005
(Prepared in accordance with PRC Accounting Standards)
(All amounts are stated in Rmb Yuan unless otherwise stated)


Items                                                        Note              Consolidated        The Company
------------------------------------------------------------------------------------------------------------------
1.   Cash flows from operating activities
     Cash received from sale of goods and services                           21,507,255,412     14,540,888,709
     Other cash received relating to operating activities                        50,515,039         28,400,718
                                                                       -------------------------------------------

       Sub-total of cash inflows                                             21,557,770,451     14,569,289,427
                                                                       -------------------------------------------

     Cash paid for goods and services                                       (12,935,010,021)    (9,129,515,837)
     Cash paid to and on behalf of employees                                 (1,238,152,560)      (894,906,327)
     Payment of all types of taxes                                           (2,729,865,671)    (1,696,708,576)
     Other cash paid relating to operating activities        5(26)           (1,779,078,559)    (1,485,690,109)
                                                                       -------------------------------------------

       Sub-total of cash outflows                                           (18,682,106,811)   (13,206,820,849)
                                                                       -------------------------------------------

     Net cash flows from operating activities                                 2,875,663,640      1,362,468,578
                                                                       -------------------------------------------

2.   Cash flows from investing activities
     Cash received on disposal of investments                                    37,490,834         35,084,044
     Cash received on investment income                                         304,460,330        464,257,792
     Net cash received from disposals of fixed assets                             4,615,819          3,290,619
     Other cash received relating to investing activities                        25,328,394         13,351,386
                                                                       -------------------------------------------

       Sub-total of cash inflows                                                371,895,377        515,983,841
                                                                       -------------------------------------------

     Cash paid to acquire fixed assets, intangible assets and other
       long-term assets                                                      (5,730,956,974)    (2,306,924,936)
     Capital injection to subsidiaries                                         (200,600,000)      (447,060,000)
     Cash paid to acquire equity interest in subsidiaries    5(25)           (1,458,296,346)    (2,025,000,000)
     Other cash paid relating to investing activities                           (10,479,471)       (14,068,480)
                                                                       -------------------------------------------

       Sub-total of cash outflows                                            (7,400,332,791)    (4,793,053,416)
                                                                       -------------------------------------------

     Net cash flows used in investing activities                             (7,028,437,414)    (4,277,069,575)
                                                                       -------------------------------------------


Items                                                        Note              Consolidated        The Company
------------------------------------------------------------------------------------------------------------------
3.   Cash flows from financing activities
     Cash received from investments                                              44,830,000                  -
       Including: cash received from minority
                  shareholders' equity
                  investments in subsidiaries                                    44,830,000                  -
     Cash received from borrowings                                           12,673,697,492      6,771,439,300
     Other cash received relating to financing activities                     4,862,200,000      4,862,200,000
                                                                       -------------------------------------------

       Sub-total of cash inflows                                             17,580,727,492     11,633,639,300
                                                                       -------------------------------------------

     Cash paid on repayment of borrowings                                    (8,852,049,685)    (5,512,707,996)
     Cash payments of interest expenses, dividends and
       appropriation of profit                                               (4,121,380,956)    (3,378,671,994)
       Including: dividends paid to minority
                  shareholders of subsidiaries                                 (161,680,506)                 -
     Other cash paid relating to financing activities                           (22,524,101)       (22,524,101)
                                                                       -------------------------------------------

       Sub-total of cash outflows                                           (12,995,954,742)    (8,913,904,091)
                                                                       -------------------------------------------

     Net cash flows from financing activities                                 4,584,772,750      2,719,735,209
                                                                       -------------------------------------------

4.   Effect of foreign exchange rate changes on cash                             (2,807,175)        (2,785,950)
                                                                       -------------------------------------------

5.   Net increase(decrease) in cash                          5(1)               429,191,801      (197,651,738)
                                                                       ===========================================


Supplementary Information                                                      Consolidated        The Company
------------------------------------------------------------------------------------------------------------------
1.   Reconciliation of net profit to cash flows from operating activities
     Net profit                                                               1,620,288,149      1,620,288,149
     Add: Minority interests                                                    371,265,335                  -
          Reversal for asset impairment                                          (2,278,382)        (2,256,582)
          Depreciation of fixed assets                                        3,010,679,419      2,017,852,446
          Amortization of intangible assets                                    (107,805,407)      (110,340,539)
          Amortization of long-term deferred expenses                               754,581          1,315,133
          Increase in deferred expenses                                         (43,514,082)       (33,440,641)
          Increase in accrued expenses                                           93,502,534          6,653,215
          Loss on disposal of fixed assets                                          555,426            622,393
          Financial expenses                                                    676,067,429        334,877,094
          Gains arising from investments                                        (98,672,174)      (560,728,153)
          Increase in inventories                                            (1,052,893,770)      (721,138,072)
          Increase in operating receivables items                              (675,726,816)    (1,249,613,035)
          Increase (decrease) in operating payables items                      (916,558,602)        58,377,170
                                                                       -------------------------------------------

     Net cash flows from operating activities                                 2,875,663,640      1,362,468,578
                                                                       ===========================================

2.   Investing and financing activities that do
       not involve cash receipts or payments
     Conversion of debt into capital                                                      -                  -
     Reclassification of current portion of
       convertible notes to current liabilities                                           -                  -
     Fixed assets capitalized under finance leases                                        -                  -

3.   Net increase(decrease) in cash
     Cash at end of period                                                    2,724,722,773      1,013,526,279
     Less: cash at beginning of period                                       (2,295,530,972)    (1,211,178,017)
     Cash equivalents at end of period                                                    -                  -
     Less: cash equivalents at beginning of period                                        -                  -
                                                                       -------------------------------------------

     Net increase(decrease) in cash                                             429,191,801       (197,651,738)
                                                                       ===========================================


The accompanying notes form an integral part of these financial statements.

Legal representative:      Person in charge of        Person in charge of
                          accounting function:      accounting department:

     Li Xiaopeng               Huang Jian                  Zhou Hui

NOTES TO THE Financial STATEMENTS (UNAUDITED)
FOR THE SIX MONTHS ENDED 30TH JUNE, 2005
(Prepared in accordance with PRC Accounting Standards)
(All amounts are stated in Rmb Yuan unless otherwise stated)

1. Company Background

Huaneng Power International, Inc. (the "Company") was incorporated in the People's Republic of China (the "PRC") as a Sino-foreign joint stock company on 30th June, 1994.

The Company and its subsidiaries are principally engaged in the generation and sale of electric power to ultimate consumers through the respective provincial or regional grid companies.

Five of the power plants had already been in commercial operations at time of incorporation of the Company in 1994 (hereinafter collectively referred to as the "five original operating plants"). The five original operating plants were previously branches of Huaneng International Power Development Corporation (the "HIPDC"), which is a Sino-foreign equity joint venture established in the PRC. In accordance with the Reorganization Agreement dated 30th June, 1994, the Company acquired the assets, liabilities and businesses of the five original operating plants from HIPDC which in return received an equity interest in the Company (the "Reorganization"). The other operating plants were either constructed or acquired by the Company after the Reorganization.

The Company's Overseas Listed Foreign Shares were listed on the New York Stock Exchange and The Stock Exchange of Hong Kong Limited on 6th October, 1994 and 4th March, 1998, respectively. The A shares of the Company issued to the public were listed on the Shanghai Stock Exchange on 6th December, 2001.

The Company's ultimate parent company is China Huaneng Group (the "Huaneng Group").Huaneng Group is a state-owned enterprise registered in People Republic of China. For details, please refer to Note 7(1).

On 26th October, 2004, the Company entered into an agreement with Huaneng Group pursuant to which the Company acquired from Huaneng Group 60% equity interest in Sichuan Huaneng Hydropower Development Corporation, Ltd (the "Sichuan Hydropower") and 65% equity interest in the Gansu Huaneng Pingliang Power Generation Limited Liability Company (the "Pingliang Power Company") at considerations of Rmb1,219 million and Rmb806 million respectively. After meeting all the necessary conditions, the payments of the purchase considerations and the transfer of relevant ownership and control, the acquisitions were effective on 5th January, 2005. Please refer to Note 5(25).

On 26th May, 2005, the Company entered into an agreement with Jiangsu Yueda Investment Co. Ltd (the "Jiangsu Yueda" ) pursuant to which the Company acquired from Jiangsu Yueda 26.36% equity interest in Jiangsu Huaneng Huaiyin Power Limited Company (the "Huaiyin Power Company") at a consideration of Rmb200.6 million. After this acquisition, the Company's equity interest in Huaiyin Power Company is up to 90%. After meeting all the necessary conditions, the payments of the purchase considerations and the transfer of relevant ownership, the Company obtained the aforementioned interest on 30th June, 2005.

2. Principal Accounting Policies, Accounting Estimates and Basis of Preparation of Consolidated Financial Statements

(1) Basis of preparation

The financial  statements  have been prepared in accordance  with the Accounting
Standards  for  Business   Enterprises  and  Accounting   Systems  for  Business
Enterprises as promulgated by the PRC.

(2) Accounting year

The financial year starts on 1st January and ends on 31st December.

(3) Reporting currency

The Company and its subsidiaries use the Renminbi as reporting currency.

(4) Basis of accounting and measurement bases

Accrual method is used as the basis of accounting. Assets are initially recorded at their costs. Subsequently, if they are impaired, impairment provisions are taken accordingly.

(5) Foreign currency translation

Transactions denominated in foreign currencies are translated into Rmb at the exchange rates stipulated by the People's Bank of China (the "PBOC") prevailing at the transaction dates. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated into Rmb at the exchange rates stipulated by the PBOC at the balance sheet date. Exchange differences arising from these translations are taken to the profit and loss account, except for those attributable to foreign currency borrowings that have been taken out specifically for construction of fixed assets, in which case, the foreign exchange differences are capitalized as part of the fixed asset costs accordingly.

(6) Cash and cash equivalents

For the purpose of the cash flow statement, cash refers to all cash on hand and deposits held at call with banks. Cash equivalents refer to short-term, highly-liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

For the purpose of the cash flow statement, restricted cash and time deposits with maturity beyond three months are not considered as cash and cash equivalents. Their movements are considered as cash flows from investing activities.

2. Principal Accounting Policies, Accounting Estimates and Basis of Preparation of Consolidated Financial Statements (Cont'd)

(7) Receivables and provision for bad debts

Receivables include accounts receivable and other receivables.

The Company and its subsidiaries make provision for bad debts using the "allowance method". Receivables are netted with the provision for bad debts.

Provisions for bad debts are made based on an assessment of the collectibility of the receivables. Based on the actual circumstances and experiences, the Company and its subsidiaries made provisions against balances that have been assessed to be uncollectible.

For balances where there are clear evidence that they cannot be recovered (e.g. creditor has been deregistered, declared bankrupt, is unable to meet its liabilities as they fall due or is having serious cash-flow issues), then bad debts are recognized and the balances are written off against the provision.

(8) Inventories

Inventories include fuel for power generation, materials and supplies for repairs and maintenance. Inventories are recorded at actual cost and are charged to fuel costs or repairs and maintenance when used, or capitalized to fixed assets when installed, as appropriate, using the weighted average cost basis. Cost of inventories includes costs of purchase and transportation costs.

Inventories at balance sheet date are stated at the lower of cost and net realizable values. When their costs exceed their net realizable value, the excess of their original cost over their net realizable value is taken as a "provision for loss on realization of inventories". Net realizable value is the estimated replacement cost.

The company and its subsidiaries use a perpetual inventory system.

2. Principal Accounting Policies, Accounting Estimates and Basis of Preparation of Consolidated Financial Statements (Cont'd)

(9) Long-term investments

Long-term investments comprise equity investments in companies that the Company does not intend to dispose of within one year, bonds and other debt investments that are not readily convertible into cash or the Company does not intend to dispose.

     (a) Equity investment

         Subsidiaries are investees in which the Company has, directly or indirectly, an interest of more than 50% of the voting rights, or otherwise has the power to govern the investees' financial and operating policies. Associates generally represent investees in which the Company has an interest of between 20% to 50% of the voting rights or otherwise has significant influence over the financial and operating policies.

         Long-term equity investments are recorded at the actual cost of acquisition. The Company accounts for long-term equity investments in subsidiaries and associates using the equity method of accounting. Other equity investments, which the Company intends to hold for more than one year, are accounted for using the cost method of accounting.

         When long-term equity investments acquired prior to 17th March, 2003 are accounted for using the equity method of accounting, the difference between the initial cost of investment and the proportionate share of the net assets of the investee is amortized using the straight-line method over ten years. When long-term equity investments acquired after 17th March, 2003 are accounted for using the equity method of accounting, if the initial cost of investment is less than the proportionate share of the net assets of the investee, the difference is accounted for as capital surplus. If there is an excess of the initial cost of investment over the proportionate share of net assets of the investee, the excess is amortized using the straight-line method over a certain period of not more than 10 years.

         Under the equity method of accounting, the attributable share of the investees' net profit or loss for the year is recognized as an investment income or loss. When the investees declare dividends, the carrying amount of the investment is reduced accordingly. Under the cost method of accounting, investment income is recognized when the investees declare dividends.

2. Principal Accounting Policies, Accounting Estimates and Basis of Preparation of Consolidated Financial Statements (Cont'd)

(9) Long-term investments (Cont'd)

     (b) Debt investment

         Long-term debt investments are recorded at cost on acquisition, less unpaid interest which has been accrued. The interest receivable computed in the current period is recognized as interest income.

         Entrusted loans refer to loans that the Company provides to related parties via intermediary financial institutions with maturities over one year. Interest income is accrued based on the interest rate agreed in the contract and recorded as income in each period. Interest receivable that has been accrued, but cannot be collected when due, is written off.

     (c) Impairment of long-term investment

         If the recoverable amount of an investment is lower than the carrying amount, as a result of a continuous decline in market value or adverse changes in operating condition of the investee enterprise, the difference between the recoverable amount and the carrying amount of the investment is recognised as a provision for impairment loss.

         If there are indications that the factors, based on which a provision for impairment loss of a long-term investment was recognized in prior years, have changed, resulting in the recoverable amount of the long-term investment higher than its carrying amount, the provision for impairment is reversed up to the amount of the impairment loss being recognized in prior years.

(10) Fixed assets and depreciation

         Fixed assets are tangible assets that are used in power production or held for management purposes, which have useful lives over one year and have relatively high unit price. Effective from 1st January, 2001, when construction takes place on the Company's land and the construction is for its own use, the carrying value of land use right is capitalized as part of the cost of buildings within fixed assets.

         Fixed assets purchased or constructed were initially recorded at cost. Fixed assets obtained upon the Reorganization were initially recorded at their appraised value approved by relevant government authorities.

         Depreciation of fixed assets is calculated on the straight-line method to write off the cost of each asset, net of estimated residual values, over their estimated useful lives. When a provision for impairment loss has been made for a fixed asset, the depreciation rate and depreciation charge for the fixed asset should be recalculated based on the asset's carrying amount and its remaining useful life.

2. Principal Accounting Policies, Accounting Estimates and Basis of Preparation of Consolidated Financial Statements (Cont'd)

(10) Fixed assets and depreciation (Cont'd)

         The estimated useful lives, estimated residual value and depreciation rates of the fixed assets of the Company and its subsidiaries are as follows:

                                               Estimated                   Estimated                Depreciation
Categories                                  useful lives              residual value                        rate


Water retaining structure                    45-55 years                          0%                 1.82%-2.22%
Buildings                                     8-55 years                      0%-11%                1.81%-12.50%
Electric utility plant in service             4-40 years                      0%-11%                2.43%-25.00%
Transportation and
  transmission facilities                     5-27 years                      5%-11%                3.30%-19.40%
Others                                      2.5-18 years                      0%-11%                5.56%-40.00%

When fixed assets are sold, transferred, disposed of or destroyed, proceeds reduced by the carrying amount of the assets, related taxes and expenses, are included in non-operating income or expenses.

Repairs and maintenance of fixed assets are expensed as incurred. Subsequent expenditures for major reconstruction, expansion, improvement and renovation are capitalized when it is probable that future economic benefits in excess of the original assessment of performance will flow to the Company. Capitalized expenditures arising from major reconstruction, expansion and improvement are depreciated using the straight-line method over the remaining useful lives of the fixed assets. Capitalized expenditures arising from the renovation of fixed assets are depreciated over the expected beneficial period.

Fixed assets at balance sheet date are stated at the lower of the recoverable amount and the carrying amount. If there are indications that the carrying amount of the fixed assets is higher than their recoverable amount, an impairment test is carried out. If the carrying amount of the fixed assets exceeds their recoverable amount, the excess is recognized as an impairment loss.

If there are indications that the factors, based on which an impairment loss for a fixed assets was recognized in prior years, have changed, resulting in the recoverable amount of the fixed assets higher than their carrying amount, the provision for fixed assets impairment is reversed up to the amount of the impairment loss recognized in prior years.

2. Principal Accounting Policies, Accounting Estimates and Basis of Preparation of Consolidated Financial Statements (Cont'd)

(11) Construction-in-progress

Construction-in-progress represents capital assets under construction or being installed and is stated at cost. Cost comprises original cost of plant and equipment, installation, construction and other direct costs which include interest costs incurred on specific borrowings used to finance the capital assets, prior to the date at which the asset reaches the expected usable condition. Construction-in-progress is transferred to the fixed assets account and depreciation commences when the assets have been substantially completed and reaches the expected usable condition.

If there are indications showing that the carrying amount of an individual construction-in-progress is higher than its recoverable amount, an impairment test is carried out. If the carrying amount of the construction-in-progress exceeds its recoverable amount, the excess is recognized as an impairment loss. If there are indications that the factors, based on which an impairment loss for a construction-in-progress was recognized in prior years, have changed, resulting in the recoverable amount of the construction-in-progress higher than its carrying amount, the provision for impairment loss is reversed up to the amount of the impairment loss recognized in prior years.

(12) Intangible assets and amortization

Intangible assets include land use rights, goodwill and negative goodwill.

The land use rights acquired through payment of land use fees, are initially recorded at cost. They are recorded as intangible assets and amortized, before the construction takes place on land, using the straight-line method over the land use rights period of 20 to 70 years. Effective from 1st January, 2001, when construction takes place on the land and the construction is for the Company's own use, then the carrying value of the land use rights is transferred into the construction-in-progress account . Land use rights acquired prior to 1st January, 2001 on which construction of fixed assets has already completed are not reclassified.

Goodwill and negative goodwill arising from acquisitions are amortized over 10 years on a straight-line basis.

Intangible assets at balance sheet date are stated at lower of the recoverable amount and the carrying amount. If there are indications that the carrying amount of the intangible asset is higher than their recoverable amount, an impairment test is carried out. If the carrying amount of the intangible asset exceeds its recoverable amount, the excess is recognized as an impairment loss.

2. Principal Accounting Policies, Accounting Estimates and Basis of Preparation of Consolidated Financial Statements (Cont'd)

(12) Intangible assets and amortization (Cont'd)

If there are indications that the factors, based on which an impairment loss for an intangible asset was recognized in prior years, have changed, resulting in the recoverable amount of the intangible asset higher than its carrying amount, the impairment loss is reversed up to the amount of the impairment loss recognized in prior years.

(13) Long-term deferred expenses

Long-term deferred expenses represent other deferred expenses with amortization period more than one year (exclude one year). They are stated at cost and amortized using the straight-line method over the expected beneficial period of the asset.

(14) Borrowing costs

Interest, ancillary costs and exchange differences incurred in connection with specific borrowings obtained for the acquisition or construction of fixed assets are capitalized as costs of the assets when the capital expenditures and borrowing costs are incurred and the activities to enable the assets to reach their expected usable condition have commenced. The capitalization of borrowing costs ceases when the construction-in-progress has reached the asset's expected usable condition. Borrowing costs incurred thereafter are recognized as expenses in the period in which they are incurred.

The capitalization amount of interest for each accounting period is determined by using the weighted average amount of accumulated expenditures incurred for the acquisition or construction of a fixed asset up to the end of the current period and the relevant capitalization rate of the relevant borrowings. The amount of interest for each capitalization period shall not exceed the actual amount of interest incurred on the specific borrowings during that period. Exchange differences for specific borrowings denominated in foreign currency and ancillary costs incurred in connection with the arrangement of specific borrowings are capitalized in the period in which they are incurred.

Interest on other borrowings is recognized as expenses in the period in which it is incurred.

2. Principal Accounting Policies, Accounting Estimates and Basis of Preparation of Consolidated Financial Statements (Cont'd)

(15) Short-term bonds

Proceeds received on issuance of short-term bonds are initially recorded as a liability.

Interest on short-term bonds is accounted for on an accrual basis. Interest and issuance costs that do not meet the capitalization requirements are expensed.

The difference (discount or premium) between the proceeds received and the face value of the short-term bonds is amortized using the effective interest rate method over the period of the bonds.

(16) Employee social security benefits

The Company and its subsidiaries participate in employee social security plans, including pension, medical, housing and other welfare benefits, organised by the local government authorities in accordance with relevant regulations. Except for the above social security benefits, the Company and its subsidiaries have no other material commitment for employee welfare benefits.

According to the relevant regulations, premium and welfare benefit contributions are remitted to the social welfare authorities and are calculated based on certain percentages (47% to 62.5%) of the total salary of employees, subject to specified ceilings. Contributions to the plans are charged to the profit and loss account as incurred.

(17) Profit distribution

Cash dividend is transferred out of owners' equity in the period when the cash dividend is approved by the shareholders at their annual general meeting, and stock dividend is recognized as share capital in the period when the stock dividend is approved by the shareholders.

2. Principal Accounting Policies, Accounting Estimates and Basis of Preparation of Consolidated Financial Statements (Cont'd)

(18) Revenue recognition

Revenue is recognized under the following methods:

     (a) Operating revenue

         Operating revenue represents amounts earned for electricity generated and transmitted to the ultimate consumers through respective provincial or regional grid companies (net of Value Added Tax (the "VAT")). The Company and its subsidiaries bill the respective grid companies and recognize revenue based on the actual quantity of electricity transmitted or sold to the power grid controlled and owned by the respective grid companies at the end of each month.

     (b) Management service income

         As mentioned in Note 7(5)(h), the Company provides management service to certain power plants owned by the Huaneng Group and HIPDC. The Company recognizes a management service income as other income when service is rendered in accordance with the management service agreement.

     (c) Other income

         Interest income from deposits is recognized on a time proportion basis that reflect the effective yield on the assets.

         Subsidies are recognized when received.

         Rental income under operating leases is recognized on a straight-line basis over the relevant lease term.

(19) Lease

Leases where all the risks and rewards of ownership of the assets are in substance transferred to the lessees are classified as finance leases. All other leases are operating leases. Payments made under operating leases are expensed on a straight-line basis over the period of the lease.

2. Principal Accounting Policies, Accounting Estimates and Basis of Preparation of Consolidated Financial Statements (Cont'd)

(20) Accounting for income tax

The Company and its subsidiaries account for enterprise and local income taxes using the tax payable method. Tax expense is recognized based on current period taxable income and tax rates.

(21) Consolidation of financial statements

The consolidated financial statements, including the financial statements of the Company and its subsidiaries, are prepared in accordance with the CaiKuaiZi(1995)11 "Tentative Regulations for Consolidated Financial Statements", "Accounting System for Business Enterprises" and relevant regulations issued by the Ministry of Finance of the PRC.

The revenue, costs and profit of a subsidiary is consolidated from the date on which control is obtained by the Company. Major intercompany balances, transactions and unrealized gains between the Company and its subsidiaries are eliminated upon consolidation. Minority interests in the consolidated financial statements represent the portion of the shareholders equity of the subsidiaries that are not owned by the Company.

When the accounting policies adopted by subsidiaries are not consistent with those adopted by the Company and such inconsistency created a material impact to the consolidated financial statements, accounting policies of subsidiaries are adjusted to ensure consistency with the policies adopted by the Company.

3. Taxation

(1) Value added tax

The electricity sales of the Company and its subsidiaries are subjected to Value Added Tax (the "VAT"). The applicable tax rate is 17%. Input VAT from purchase of raw materials and other production materials are netted off against output VAT from sales.

(2) Income tax

According to the relevant income tax law, Sino-foreign enterprises are, in general, subject to statutory income tax of 33% (30% of Enterprise Income Tax (the "EIT") and 3% of local income tax). If these enterprises are located in certain specified locations or cities, or are specifically approved by the State Tax Bureau, a lower tax rate would be applied. Effective from 1st January, 1999, in accordance with the practice notes on the PRC income tax laws applicable to Sino-foreign enterprises investing in energy and transportation infrastructure businesses, a reduced income tax rate of 15% (after the approval of State Tax Bureau) is applicable across the country. The Company applied this rule to all of its directly owned operating power plants after obtaining the approval of the State Tax Bureau.

Pursuant to "Income Tax Law of the People's Republic of China for Enterprises with Foreign Investment and Foreign Enterprises", all power plants (except for the Huaneng Dezhou Power Plant (the "Dezhou Power Plant"), Huaneng Jining Power Plant (the "Jining Power Plant"), Huaneng Changxing Power Plant (the "Changxing Power Plant"), Huaneng Shanghai Shidongkou Power Plant (the "Shidongkou I Power Plant") and Huaneng Xindian Power Plant (the "Xindian Power Plant"))are exempted from income tax for two years starting from the first profit-making year, after offsetting all tax losses carried forward from the previous years (at most five years), followed by a 50% reduction of the applicable tax rate for the next three years.

In accordance with Guo Shui Han [1994] No.381, the head office, the Shandong branch (the former headquarters of Shandong Huaneng Power Development Company Limited (the "Shandong Huaneng")) and all the individual power plants make their income tax payment to local tax bureau individually.

The statutory income tax rates applicable to the head office, the Shandong branch, the operating individual power plants and the Company's subsidiaries, after the expiration of tax holiday are summarized as follows:

                                                           Income tax rate                    Tax holiday period


Head Office                                                          15.0%                                  None
Huaneng Dalian Power Plant
  (the "Dalian Power Plant")                                         18.0%              Till 31st December, 1994
Huaneng Dalian Power Plant Phase II
  (the "Dalian Power Plant Phase II")                                18.0%              Till 31st December, 2008
Huaneng Shang'an Power Plant
  (the "Shang'an Power Plant")                                       18.0%              Till 31st December, 1996
Huaneng Shang'an Power Plant Phase II
  (the "Shang'an Power Plant Phase II")                              18.0%              Till 31st December, 2003
Huaneng Nantong Power Plant
  (the "Nantong Power Plant")                                        15.0%              Till 31st December, 1996
Huaneng Nantong Power Plant Phase II
  (the "Nantong Power Plant Phase II")                               15.0%              Till 31st December, 2004
Huaneng Fuzhou Power Plant
  (the "Fuzhou Power Plant")                                         15.0%              Till 31st December, 1995
Huaneng Fuzhou Power Plant Phase II
  (the "Fuzhou Power Plant Phase II")                                15.0%              Till 31st December, 2004
Huaneng Shantou Oil-Fired Plant
  (the "Shantou Oil-Fired Power Plant")                              15.0%              Till 31st December, 1994
Huaneng Shantou Coal-Fired Power Plant
  (the "Shantou Power Plant")                                        15.0%              Till 31st December, 2005
Huaneng Shanghai Shidongkou Second Power Plant
  (the "Shidongkou II Power Plant")                                  16.5%              Till 31st December, 1998
Huaneng Dandong Power Plant
  (the "Dandong Power Plant")                                        18.0%                     Not commenced yet
Huaneng Nanjing Power Plant
  (the "Nanjing Power Plant")                                        15.0%              Till 31st December, 2004
Shandong Branch                                                      17.0%                                  None

(2) Income tax (Cont'd)

                                                           Income tax rate                    Tax holiday period

Dezhou Power Plant                                                   17.0%                                  None
Jining Power Plant                                                   15.0%                                  None
Changxing Power Plant                                                16.5%                                  None
Shidongkou I Power Plant                                             18.0%                                  None
Xindian Power Plant                                                  15.0%                                  None
Huaneng Yingkou Power Plant
  (the " Yingkou Power Plant ")                                      18.0%                     Not commenced yet
Huaneng Jinggangshan Power Plant
  (the "Jinggangshan Power Plant")                                   18.0%              Till 31st December, 2008
Huaneng Weihai Power Company
  (the "Weihai Power Company")                                       33.0%                                  None
Suzhou Industrial Park Huaneng Power Limited
  Liability Company (the "Taicang Power Company")                    33.0%                                  None
Huaiyin Power Company                                                33.0%                                  None
Jiangsu Huaneng Huaiyin Second Power
  Limited Company (the "Huaiyin II Power Company")                   33.0%                                  None
Shanxi Huaneng Yushe Power Company
  (the"Yushe Power Company")                                         33.0%                                  None
Hunan Huaneng Yueyang Power Company
  (the"Yueyang Power Company")                                       33.0%                                  None
Chongqing Huaneng Luohuang Power Company
  (the"Luohuang Power Company")                                      15.0%              Till 31st December, 2007
Henan Huaneng Qinbei Power Company
  (the"Qinbei Power Company")                                        33.0%                                  None
Pingliang Power Company                                              33.0%              Till 31st December, 2010
Sichuan Huaneng Taipingyi Hydropower Limited
  Liability Company (the "Taipingyi Hydropower")                     33.0%              Till 31st December, 2010
Sichuan Huaneng Baoxinghe Power Limited
  Liability Company (the "Baoxinghe Power")                          33.0%              Till 31st December, 2010
Sichuan Huaneng Dongxiguan Hydropower Limited
  Liability Company (the "Dongxiguan Hydropower")                    33.0%              Till 31st December, 2010

(2) Income tax (Cont'd)

                                                           Income tax rate                    Tax holiday period
Sichuan Huaneng Kangding Hydropower Limited
  Liability Company (the "Kangding Hydropower")                      33.0%              Till 31st December, 2010
Sichuan Huaneng Mingtai Hydropower Limited
  Liability Company (the "Mingtai Hydropower")                       33.0%              Till 31st December, 2010
Sichuan Huaneng Fujiang Hydropower Limited
  Liability Company (the "Fujiang Hydropower")                       33.0%              Till 31st December, 2010
Sichuan Huaneng Jialingjiang Hydropower Limited
  Liability Company (the "Jialingjiang Hydropower")                  33.0%              Till 31st December, 2010
Sichuan Hydropower                                                   33.0%              Till 31st December, 2010


The statutory income tax rates applicable to the head office, the Shandong branch, the operating individual power plants and the Company's subsidiaries, after taking the tax holiday into consideration, are summarized as follow:


                                                                            For the six months ended 30th June,
                                          Approved File No.                            2005               2004
                                          --------------------------------  -------------------------------------


Head Office                               Guo Shui Han [1997]368                      15.0%              15.0%
Dalian Power Plant                        Guo Shui Han [1994]381                      18.0%              18.0%
Dalian Power Plant Phase II (Note 1)      Guo Shui Zhi Shui Han [2004]12              15.0%              15.0%
Shangan Power Plant                       Guo Shui Han [1994]381 &                    18.0%              18.0%
                                          Guo Shui Han [1999]604
Shangan Power Plant Phase II              Guo Shui Han [1994]381 &                    18.0%              18.0%
                                          Guo Shui Han [2000]194
Nantong Power Plant                       Guo Shui Han [1994]381                      15.0%              15.0%
Nantong Power Plant Phase II (Note 2)     Guo Shui Han [1994]381 &                    15.0%               7.5%
                                          Su Guo Shui Han [2003]248&
                                          Tong Guo Shui Wai Zi [2003] 1
Fuzhou Power Plant                        Guo Shui Han [1994]381                      15.0%              15.0%
Fuzhou Power Plant Phase II (Note 3)      Guo Shui Han [1994]381 &                    15.0%               7.5%
                                          Min Guo Shui Han [2003]37
Shantou Oil-Fired Plant                   Guo Shui Han [1994]381                      15.0%              15.0%



(2) Income tax (Cont'd)

                                                                            For the six months ended 30th June,
                                          Approved File No.                            2005               2004
                                          --------------------------------  -------------------------------------


Shantou Power Plant (Note 4)              Approved by Shantou State                   10.0%              10.0%
                                            Tax Bureau
Shidongkou II Power Plant                 Approved by Shanghai State                  16.5%              16.5%
                                            Tax Bureau
Dandong Power Plant (Note 5)              Dan Guo Shui She Wai [1999]7                    -                  -
Nanjing Power Plant (Note 6)              Ning Guo Shui Wai Zi [1997]039              15.0%              10.0%
Shandong Branch                           Guo Shui Han [2001]866                      17.0%              17.0%
Dezhou Power Plant                        Guo Shui Han [2001]866                      17.0%              17.0%
Jining Power Plant                        Guo Shui Han [2002]1063 &                   15.0%              15.0%
                                          Ji Guo Shui Han [2003]1
Changxing Power Plant                     Guo Shui Han [2002]1030                     16.5%              16.5%
Shidongkou I Power Plant                  Hu Guo Shui Ba Shui [2003]31                18.0%              18.0%
Xindian Power Plant (Note 7)              Lin Guo Shui Han [2004]123                  15.0%              15.0%
Yingkou Power Plant (Note 5,10)           Approved by Yingkou State                       -                N/A
                                            Tax Bureau
Jinggangshan Power Plant (Note 8,10)      Ji An Shi Guo Shui Zhong                        -                N/A
                                            Qi Fa 2004(20)
Weihai Power Company                      Not applicable                              33.0%              33.0%
Taicang Power Company                     Not applicable                              33.0%              33.0%
Huaiying Power Company                    Not applicable                              33.0%              33.0%
Huaiying II Power Company                 Not applicable                              33.0%              33.0%
Yushe Power Company                       Not applicable                              33.0%              33.0%
Yueyang Power Company (Note 10)           Not applicable                              33.0%                N/A
Luohuang Power Company (Note 9,10)        Approved by Chongqing State
                                            Tax Bureau                                 7.5%                N/A
Qinbei Power Company (Note 11)            Guo Shui Fa[2002]47                             -                N/A
Pingliang Power Company (Note 10,12)      Guo Shui Fa[2002]47 &                       15.0%                N/A
                                          Gan Guo Shui[2002]08
Taipingyi Hydropower (Note 10,12)         Guo Shui Fa[2002]47 &                       15.0%                N/A
                                          A Zhou Guo Shui Han[2004]28


3. Taxation (Cont'd)

(2) Income tax (Cont'd)

                                                                            For the six months ended 30th June,
                                          Approved File No.                            2005               2004
                                          --------------------------------  -------------------------------------

Baoxinghe Hydropower (Note 10,12)         Guo Shui Fa[2002]47 &                       15.0%                N/A
                                          Ya Guo Shui Han Zheng
                                            Shou Han [2003]38
Dongxiguan Hydropower (Note 10,12)        Guo Shui Fa [2002]47 &                      15.0%                N/A
                                          Chuan Ti Gai [1994]333
Kangding Hydropower (Note 10,12)          Guo Shui Fa[2002]47                          7.5%                N/A
Mingtai Hydropower (Note 10,12)           Guo Shui Fa[2002]47                             -                N/A
Fujiang Hydropower (Note 10,12)           Guo Shui Fa[2002]47                             -                N/A
Jialingjiang Hydropower (Note 10,12)      Guo Shui Fa[2002]47                         15.0%                N/A

Note:

(1) In accordance with Guo Shui Zhi Shui Han [2004] No.12, the tax holiday of the Dalian Power Plant Phase II is determined separately from the Dalian Power Plant. The Dalian Power Plant Phase II is entitled to a 50% reduction of the applicable tax rate from 1st January, 2001 to 31st December, 2003, and a 3% reduction of the local applicable tax rate from 1st January, 1999 to 31st December, 2008.

(2) In accordance with Su Guo Shui Han [2003] No. 248 and Tong Guo Shui Wai Zi [2003] No.1, the tax holiday of the Nantong Power Plant Phase II is determined separately from the Nantong Power Plant. The Nantong Power Plant Phase II is entitled to a 50% reduction of the applicable tax rate from 1st January, 2002 to 31st December, 2004. Therefore, from 1st January, 2005, the applicable income tax rate of the Nantong Power Plant Phase II is 15%.

(3) In accordance with Min Guo Shui Han [2003] No. 37, the tax holiday of the Fuzhou Power Plant Phase II is determined separately from the Fuzhou Power Plant. The Fuzhou Power Plant Phase II is entitled to a 50% reduction of the applicable tax rate from 1st January 2002 to 31st December, 2004. Therefore, from 1st January, 2005. the applicable income tax rate of the Fuzhou Power Plant Phase II is 15%.

(4) In accordance with the approval from Shantou State Tax Bureau Shewai Branch dated 16th January, 2003, the Shantou Power Plant is qualified as a foreign invested advanced technology enterprise and is, therefore, entitled to extend its tax holiday for three years from 1st January, 2003 to 31st December, 2005. The applicable tax rate during the extension period is 10%.

(5)  Dandong   Power   Plant  and   Yingkou   Power   Plant  are  still  in  the
     tax-loss-offsetting period, so their tax holidays have not commenced yet.

(6) In accordance with Ning Guo Shui Wai Zi [1997] No.39, the Nanjing Power Plant is qualified as a foreign invested advanced technology enterprise and is, therefore, entitled to extend its tax holiday for three years from 1st January, 2002 to 31st December, 2004. The applicable tax rate during the extension period is 10%. From 1st January, 2005, the applicable income tax rate of the Nanjing Power Plant is 15%.

(7) The Company acquired all of the assets and liabilities of the Xindian Power Plant on 27th October, 2003 and the Xindian Power Plant became a branch of the Company. In accordance with Lin Guo Shui Han [2004] No.123, the Xindian Power Plant is entitled to the preferential tax treatment applicable to Sino-foreign enterprises investing in energy industry at a reduced income tax rate of 15%.

(8) In accordance with Ji An Shi Guo Shui Zhong Qi Fa 2004 No. 20, the Jinggangshan Power Plant is entitled to a tax holiday from 1st July, 2004 to 31st December, 2005. Therefore, the applicable tax rate is zero during this period.

(9) In accordance with the approval from Chongqing State Tax Bureau Shewai Branch, the Luohuang Power Company is entitled to a tax holiday from 1st January, 2003 to 31st December, 2007. Therefore, the applicable income tax rate of Luohuang is 7.5% in 2005.

(10) Not applicable in the first half of 2004 as they were not branches or subsidiaries of the Company.

(11) Not applicable in the first half of 2004 as the Qinbei Power Company did not commence its commercial operations until November 2004.

(12) In accordance with Guo Shui Fa [2002] No.47 "The announcement about the opinion of carrying out specific taxation implementation according to West Development Policy" issued by the State Tax Bureau, and the approval of the relevant local tax bureaus, Pingliang Power Company, Taipingyi Hydropower, Baoxinghe Hydropower, Dongxiguan Hydropower, Kangding Hydropower, Mingtai Hydropower, Jialingjiang Hydropower and Fujiang Hydropower are entitled to a 15% income tax rate from 1st January, 2001 to 31st December, 2010.

     Kangding Hydropower is entitled to a tax holiday from 1st January, 2003 to 31st December, 2007. Therefore the applicable income tax rate is 7.5% in 2005. The tax rate was approved by the local tax bureau. Mingtai Hydropower is still in the period of offsetting tax loss; therefore, the applicable income tax rate is zero. Fujiang Hydropower is entitled to a tax holiday from 1st January, 2005 to 31st December, 2009. Therefore the applicable income tax rate is zero in 2005. Mingtai Hydropower and Fujiang Hydropower's approval of the tax holiday are still in the application process.

4. Subsidiaries

As at 30th June, 2005, the detailed information of the Company's subsidiaries is as follows:

                                                                                 Total investment Percentage of
                                                                                 contributed by   equity interest    Included in
                      Place and                                                  the Company      held by the        Consolidated
                      date of                  Registered      Principal         and its          Company and        Financial
Name                  incorporation            capital         activities        subsidiaries     its subsidiaries   Statements
-----------------------------------------------------------------------------------------------------------------------------------

                                                                                                  Direct  Indirect
Weihai Power Company  No. 58 Haifu road,       Rmb761,883,300  Power generation  Rmb474,038,793      60%                  Yes
                       Economic Development
                       Zone, Weihai, Shandong
                      province 22nd November,
                      1993


Taicang Power         Jinjihupan, Sanxing
Company                Road, Suzhou, Jiangsu   Rmb632,840,000  Power generation  Rmb661,293,633      75%                 Yes
                       province
                      19th June, 1997

Huaneng Taicang Power Jinlanglanggang village, Rmb894,410,000  Power generation  Rmb335,410,000      75%                 Yes
Limited Company        Fuqiao town, Taicang,
(the "Taicang II       Jiangsu province
Power Company")       18th June, 2004

Huaiyin Power         No. 291 Huaihai West     Rmb265,000,000  Power generation  Rmb693,399,531      90%                 Yes
Company                Road, Huai'an, Jiangsu
                       province
                      26th January, 1995

Huaiyin II Power      No. 291 Huaihai West     Rmb474,000,000  Power generation  Rmb397,113,600   63.64%                 Yes
Company                Road, Huai'an, Jiangsu
                       province
                      22nd June, 2004

Qinbei Power Company  Wulongkou town, Jiyuan   Rmb10,000,000   Power generation  Rmb441,556,956      55%                 Yes
                       city, Henan province
                      12th July, 1995

Yushe Power Company   Dengyu village, Yushe    Rmb615,760,000  Power generation  Rmb380,385,896      60%                 Yes
                        county, Shanxi
                        province
                      29th November, 1994

Shandong Huaneng      Qilu Chemical Industrial Rmb100,000,000  Power generation  Rmb151,100,000      95%                 Yes
Xindian Power Limited  Park, Linzi district,
Company (the "Xindian  Zibo, Shandong province
II Power Company")    14th March, 2004


                                                                                 Total investment Percentage of
                                                                                 contributed by   equity interest    Included in
                      Place and                                                  the Company      held by the        Consolidated
                      date of                  Registered      Principal         and its          Company and        Financial
Name                  incorporation            capital         activities        subsidiaries     its subsidiaries   Statements
-----------------------------------------------------------------------------------------------------------------------------------

                                                                                                  Direct  Indirect
Yueyang Power Cheng   LingJi, Yueyang,         Rmb560,000,000  Power generation  Rmb710,451,197      55%                 Yes
Company                Hunan province
                      16th December, 2003

Luohuang Power        Luohuang County ,Jiang   Rmb900,000,000  Power generation  Rmb1,504,301,221    60%                 Yes
Company               Jin city, Chong Qing
                      16th December, 2003

Huaneng Shanghai      No.298 Shengshi Road,    Rmb50,000,000   Power generation  Rmb35,000,000       70%                 Yes
Power Ranji            Baoshan district,
Generation Limited     Shanghai
Liability Company     13th Janunary,2005
(the "Shanghai Ranji
Power Company")

Sichuan Hydropower    No. 47 division 4        Rmb800,000,000  Investment        Rmb1,219,000,000    60%                 Yes
                       Renmin South Road,                      Holding
                       Wuhou district, Chengdu,
                       Sichuan province
                      12th July,2004

Baoxinghe Hydropower  No.18 Yanjiang North     Rmb516,100,000  Power generation  Rmb350,948,000                68%       Yes
                       Road, Ya'an, Sichuan
                       province
                      19th June,1994

Dongxiguan            Li'an town, Wusheng      Rmb156,725,000  Power generation  Rmb86,715,942              55.33%       Yes
Hydropower             county, Sichuan
                       province
                      29th June,1994

Taipingyi Hydropower  Yingxiu town, Wenchuan   Rmb100,000,000  Power generation  Rmb60,000,000                 60%       Yes
                       county, Sichuan
                       province
                      23rd April,1994

Kangding Hydropower   Yuanyang ba, Kangding    Rmb194,000,000  Power generation  Rmb163,600,000                60%       Yes
                       county, Ganzi, Sichuan
                       province
                      14th April,1994

                                                                                 Total investment Percentage of
                                                                                 contributed by   equity interest    Included in
                      Place and                                                  the Company      held by the        Consolidated
                      date of                  Registered      Principal         and its          Company and        Financial
Name                  incorporation            capital         activities        subsidiaries     its subsidiaries   Statements
-----------------------------------------------------------------------------------------------------------------------------------

                                                                                                  Direct  Indirect
Mingtai Hydropower    Donghe Road, Beiba       Rmb97,700,000   Power generation  Rmb50,999,400               52.2%       Yes
                       Development Zone,
                       Santai county, Sichuan
                       province
                      22nd May,2000

Jialingjiang          No.189 Liulin Road,      Rmb193,080,000  Power generation  Rmb87,220,000                 55%       Yes
Hydropower             Shunqing district,
                       Nanchong, Sichuan
                       province
                      30th September,1998

Fujiang Hydropower    Baima village, Pingwu    Rmb150,000,000  Power generation  Rmb133,630,000                95%       Yes
                       county, Sichan province
                      22nd March,2002

Pingliang Power       No.7 Binhe middle Road,  Rmb623,000,000  Power generation  Rmb806,000,000      65%                 Yes
Company                Qilihe district,
                       Lanzhou, Gansu province
                      6th November, 1996

Shanxi Huaneng Yushe  Dengyu village, Yushe    Rmb3,000,000    Services          Rmb2,850,000                  95%       No
County Yuanheng        county, Shanxi province
Service Company (the   17th Septermber,2002
"Yuanheng Company")

As at 30th June, 2005, Yushe Power Company, one of the Company's subsidiaries, had 95% equity interest in Yuanheng Company. The registered capital of Yuanheng Company was Rmb3, 000,000, and Yushe Power Company's investment in Yuanheng
Company was Rmb2, 850,000. The principal operating activities of Yuanheng Company are the provision of logistic services and other services to Yushe Power Company. As at 30th June, 2005, the total assets of Yuanheng Company amounted to Rmb35,774,646, and net liability amounted to Rmb617,757. For the six months ended 30th June, 2005, the net profit of Yuanheng Company amounted to Rmb733,615. Since the assets, liabilities and operating results of Yuanheng Company are immaterial to the Company, they have not been included in these consolidated financial statements.

5. Notes to the Consolidated Financial Statements

(1) Cash

                                        30th June, 2005                            31st December, 2004
                              Original                                   Original
                              currency       Exchange            Rmb      currency       Exchange           Rmb
                                amount           rate     equivalent        amount           rate    equivalent
                           ---------------------------------------------------------------------------------------
Cash on hand - RMB                             837,863                                                  620,687
Bank deposit - RMB                       2,770,251,012                                            2,350,491,735
             - USD           19,519,785         8.2765   161,555,502    19,301,268         8.2765   159,746,942
             - Japanese Yen         325         0.0751            24           325         0.0797            26
                           ---------------------------------------------------------------------------------------

Sub-total                                              2,931,806,538                              2,510,238,703
                           ---------------------------------------------------------------------------------------

Total cash                                             2,932,644,401                              2,510,859,390
                           =======================================================================================

Cash as stated in the cash flow statement comprised the following:

                                                                                                30th June, 2005
                                                                                         -------------------------

Cash                                                                                              2,932,644,401
Less: Time deposit with maturity beyond 3 months                                                     (7,640,652)
       Restricted cash                                                                             (200,280,976)
                                                                                         -------------------------

Cash as at 30th June, 2005                                                                        2,724,722,773
Less: Cash as at 31st December, 2004                                                             (2,295,530,972)
                                                                                         -------------------------

Net increase in cash                                                                                429,191,801
                                                                                         -------------------------

Please refer to Note 7 for cash deposits in related parties.

(2) Notes receivable

                                                                                 30th June,     31st December,
                                                                                       2005               2004
                                                                      -------------------------------------------
Banking notes receivable                                                        569,142,495        430,181,845
Commercial notes receivable                                                     510,330,000        812,490,000
                                                                      -------------------------------------------


                                                                              1,079,472,495      1,242,671,845
                                                                      ===========================================


As at 30th June, 2005 and 31st December, 2004, all the notes receivable were unsecured notes receivable.

(3) Accounts receivable and other receivables

     (i) Accounts receivable

                                                                                 30th June,     31st December,
                                                                                       2005               2004
                                                                      -------------------------------------------
         Accounts receivable                                                  5,265,559,444      4,080,533,818
         Less: Specific Bad Debt Provision                                     (447,616,069)      (350,102,662)
                                                                      -------------------------------------------


                                                                              4,817,943,375      3,730,431,156
                                                                      ===========================================

(3) Accounts receivable and other receivables (Cont'd)

     (i) Accounts receivable (Cont'd)

         Accounts receivable's aging and bad debt provision are as follows:

                               30th June, 2005                                 31st December, 2004
                                    Percentage       Bad debt                           Percentage       Bad debt
Aging                  Amount              (%)      provision           Amount                 (%)      provision
-------------------------------------------------------------------------------------------------------------------
Within 1 year   4,276,790,143               81              -    3,267,696,332                  80              -
1-2 years         111,815,777                2              -       96,807,620                   2              -
2-3 years          14,754,095                -     (1,611,249)               -                   -              -
Over 3 years*     862,199,429               17   (446,004,820)     716,029,866                  18   (350,102,662)
               ----------------------------------------------------------------------------------------------------

                5,265,559,444              100   (447,616,069)   4,080,533,818                 100   (350,102,662)
               ====================================================================================================

       * As at 30th June, 2005 and 31st December, 2004, the major portion of the accounts receivable aged over 3 years but not provided for was Yueyang Power Company and Luohuang Power Company's account receivables due from local grid companies. According to the acquisition agreement with HIPDC, HIPDC has agreed to compensate the Company's equity portion in the above two subsidiaries on any amount of these receivable that remains uncollected by 31st December, 2006. Therefore, no bad debt provision has been made for these accounts receivables by the Company and its subsidiaries.

             All accounts receivable balances represent receivables from the provincial or regional grid companies for the sales of electric power.

             As at 30th June, 2005, the five largest accounts receivables of the Company and its subsidiaries amounted to Rmb2,849,264,010 (31st December, 2004: Rmb2,315,793,777), representing 54.11% of the total accounts receivable (31st December, 2004: 56.75%).

(3) Accounts receivable and other receivables (Cont'd)

     (ii)Other receivables

                                                                                 30th June,     31st December,
                                                                                       2005               2004
                                                                       -------------------------------------------


         Other receivables                                                      567,939,909        341,953,996
         Less: bad debt provision                                               (90,567,887)       (49,108,057)
                                                                       -------------------------------------------


                                                                                477,372,022        292,845,939
                                                                       ===========================================


         Other receivables' aging and bad debt provision are as follows:


                               30th June, 2005                                 31st December, 2004
                                    Percentage       Bad debt                           Percentage       Bad debt
Aging                  Amount              (%)      provision           Amount                 (%)      provision
-------------------------------------------------------------------------------------------------------------------
Within 1 year     336,264,989              59      (1,239,505)     187,298,876                  55     (5,618,966)
1-2 years          47,128,648               8         (26,232)      49,794,157                  15     (1,493,825)
2-3 years          36,212,528               7      (6,240,708)      22,263,956                   6       (667,919)
Over 3 years      148,333,744              26     (83,061,442)      82,597,007                  24    (41,327,347)
               ----------------------------------------------------------------------------------------------------

                  567,939,909             100    (90,567,887)  341,953,996            100   (49,108,057)
               ====================================================================================================

5. Notes to the Consolidated Financial Statements (Cont'd)

(3) Accounts receivable and other receivables (Cont'd)

     (ii)Other receivables (Cont'd)

         Breakdown of other receivables is as follows:


                                                                                 30th June,     31st December,
                                                                                       2005               2004
                                                                       -------------------------------------------


         Receivable from employees for sales of staff quarters                       72,586         11,142,227
         Social insurance funds                                                  26,964,224         31,859,569
         Petty cash                                                              19,832,992          9,571,945
         Payment of steam on behalf of Jining Power Plant
           Duojing Company                                                       22,859,074         13,414,304
         Payment on behalf of Huai'an Huaneng Shiye Company                      19,931,226         20,064,009
         Receivable from Huadong Power Grids Company                            120,000,000                  -
         Prepayments for constructions                                           25,234,940         12,086,529
         Others                                                                 333,044,867        243,815,413
                                                                       -------------------------------------------


                                                                                567,939,909        341,953,996
                                                                       -------------------------------------------


         As at 30th June, 2005, the five largest other receivables of the Company and its subsidiaries amounted to Rmb244,005,336 (31st December, 2004: Rmb135,176,856), representing 42.96% of total other receivables (31st December, 2004: 39.53%).

         As at 30th June, 2005, there were no accounts receivable and other receivables due from shareholders who held 5% or more of the equity interest in the Company, except for an other receivable balance of Rmb8,460,600 (31st December, 2004:Nil) due from Huaneng Group.

         See Note 7 for the balances due from or due to related parties.

5. Notes to the Consolidated Financial Statements (Cont'd)


(4) Advance to suppliers

                                                                                 30th June,     31st December,
                                                                                       2005               2004
                                                                       -------------------------------------------


Prepayments for coal                                                            397,004,935        293,181,969
Prepayments for materials and spare parts                                        65,355,356         33,467,251
Prepayments for equipments                                                       66,543,542         32,551,886
Prepayments to contractors                                                       56,183,241         26,498,054
Others                                                                           75,809,405         55,671,615
                                                                       -------------------------------------------


                                                                                660,896,479        441,370,775
                                                                       -------------------------------------------


Aging for advance to suppliers is as follows:

                                             30th June, 2005                       31st December, 2004
                                                            Percentage                              Percentage
Aging                                       Amount                 (%)              Amount                 (%)
------------------------------------------------------------------------------------------------------------------
Within 1 year                          524,380,259                  79         434,116,293                  98
1-2 years                               48,590,054                   7           5,512,106                   2
2-3 years                                9,062,274                   2             208,500                   -
Over 3 years                            78,863,892                  12           1,533,876                   -
                         -----------------------------------------------------------------------------------------

                                       660,896,479                 100         441,370,775                 100
                         -----------------------------------------------------------------------------------------


As at 30th June, 2005, there was no advance paid to shareholders who held 5% or more of the equity interest in the Company.

See Note 7 for the balances due from or due to related parties.

(5) Inventories

                                                                                 30th June,     31st December,
                                                                                       2005               2004
                                                                       -------------------------------------------
Fuel (coal and oil) for power generation                                      1,765,323,722        732,834,080
Materials and spare parts                                                       790,389,943        715,249,762
                                                                       -------------------------------------------

                                                                              2,555,713,665      1,448,083,842
Less: provision for inventory obsolescence-spare parts                          (16,769,238)       (16,680,237)
                                                                       -------------------------------------------

                                                                              2,538,944,427      1,431,403,605
                                                                       ===========================================


Movement of provision for inventory obsolescence during the period is analyzed as follows:

                                                                                                 Provision for
                                                                                                     inventory
                                                                                                 obsolescence-
                                                                                                   spare parts
                                                                                         -------------------------
31st December, 2004                                                                                (16,680,237)
Current period addition                                                                               (153,585)
Current period deduction                                                                                64,584
                                                                                         -------------------------

30th June, 2005                                                                                    (16,769,238)
                                                                                         =========================


For the six months ended 30th June, 2005, the cost of inventories recognized as expenses and included in cost of sales amounted to Rmb10,518,697,137(For the six months ended at 30th June, 2004: Rmb6,125,255,044).

(6) Long-term investments

                                                     31st December,   Current period  Current period
                                                               2004        additions      deductions   30th June, 2005
                                                    -------------------------------------------------------------------
Long-term equity investments -
  Consolidated difference in value (i)                1,331,850,487      716,349,005    (119,529,073)    1,928,670,419
  Associates (ii)                                     3,217,902,086      244,835,252    (269,621,332)    3,193,116,006
  Equity investment difference (iii)                  1,075,342,379                -     (61,473,005)    1,013,869,374
  Other long-term equity investments (iv)               261,143,566          500,000         (83,040)      261,560,526
                                                    -------------------------------------------------------------------

Long-term equity investments                          5,886,238,518      961,684,257    (450,706,450)    6,397,216,325
                                                    -------------------------------------------------------------------

Long-term debt investments                                   58,700                -          (1,000)           57,700
Less: current portion of long-term debt investments          (5,000)               -           1,000            (4,000)
                                                    -------------------------------------------------------------------

Long-term debt investments                                   53,700                -               -            53,700
                                                    -------------------------------------------------------------------

Total long-term investments                           5,886,292,218      961,684,257    (450,706,450)    6,397,270,025
                                                    -------------------------------------------------------------------


As at 30th June, 2005 and 31st December 2004, the Company and its subsidiaries' total long-term investments accounted for 17.87 % and 15.83% of the Company and its subsidiaries' net assets respectively.

As at 30th June, 2005 and 31st December 2004, there was no indication of impairment of long-term investments of the Company and its subsidiaries and therefore no provision for impairment of long-term investments was made.

The long-term investments of the Company and its subsidiaries are not subject to restriction on conversion into cash or restriction on remittance of investment income.

(6) Long-term investments (Cont'd)

     (i) Equity investment difference that resulted in consolidated difference in value

         Consolidated  difference  in value  mainly  represents  the  difference between the  considerations  paid for the acquisitions of Taicang Power
         Company,  Huaiyin  Power  Company,  Qinbei Power  Company,  Yushe Power
         Company,  Yueyang  Power  Company,   Luohuang  Power  Company,  Sichuan
         Hydropower and Pingliang Power Company,  and the proportionate share of the net assets of these  eight  companies.  Details are  summarized  as follows:


                                                 Balance at                                                    Balance at
                 Amortization                 31st December  Current period  Current period   Accumulated      30th June,
Name             period        Original cost           2004       additions    amortization  amortization            2005
---------------------------------------------------------------------------------------------------------------------------
Taicang Power
 Company         10 years      191,587,073      144,655,775               -      (9,579,354)  (56,510,562)   (135,076,421)
Huaiyin Power
 Company         10 years      211,580,733      118,274,556      59,957,428      (7,581,165)  (40,929,914)    170,650,819
Qinbei Power
 Company         10 years       96,461,357       85,207,532               -      (4,823,068)  (16,076,893)     80,384,464
Yushe Power
 Company         10 years        5,936,001        5,342,401               -        (296,800)     (890,400)      5,045,601
Yueyang Power
 Company         7.5years      393,716,359      367,468,602               -     (26,247,757)  (52,495,514)    341,220,845
Luohuang Power
 Company         8.5years      649,082,972      610,901,621               -     (38,181,351)  (76,362,702)    572,720,270
Sichuan
 Hydropower      10 years      451,067,215                -     451,067,215     (22,553,360)  (22,553,360)    428,513,855
Pingliang Power
 Company         10 years      205,324,362                -     205,324,362     (10,266,218)  (10,266,218)    195,058,144
                -----------------------------------------------------------------------------------------------------------

                             2,204,756,072    1,331,850,487     716,349,005    (119,529,073) (276,085,653)  1,928,670,419
                ===========================================================================================================

(6) Long-term investments (Cont'd)

     (ii) Investment in associates

                                                                                   Total investment
                     Places and                                                    contributed by the     Percentage of
                     dates of            Registered          Principal             Company and its      equity interest
Name                 incorporation       capital             activities            subsidiaries                    held
------------------------------------------------------------------------------------------------------------------------
Associates:

Shandong Rizhao      Rizhao, Shandong    US$150 million      Power generation      Rmb231.87 million              25.5%
 Power Limited       province
 Liability Company   20th March, 1996
 (the "Rizhao
 Power Company")

Shenzhen Energy      Shenzhen,           Rmb955.56 million   Development,          Rmb2,390 million                 25%
 Group Co., Ltd.     Guangdong province                      production and sale
 (the "SEG")         16th July, 1997                         of energy, and
                                                             energy construction
                                                             project

Hebei Hanfeng        Yijing villiage,    Rmb1,975 million    Power generation                                       40%
 Power Limited       Fengfeng mine,                                                RMB1,241.49 million
 Liability Company   Handan, Hebei
 (the "Hanfeng       province
 Power Company")     28th October, 1996

Chongqing Huaneng    Luohuang county,    Rmb50 million       Lime production       Rmb12.5 million                  25%
 Lime Company        Jiangjin city,                          and sale
 Limited (the        Chongqing
 "Lime Company")     5th November,1996


(6) Long-term investments (Cont'd)

     (ii)Investment in associates (Cont'd)

                              Percentage of equity
                Investment        interest held
Name            period            by the Company    Investment cost movement    Accumulated equity pick-up movement
--------------------------------------------------------------------------------------------------------------------
                                  31st    30th           31st           30th         31st       period         30th
                             December,   June,      December,          June,    December,    additions        June,
                                  2004    2005           2004           2005         2004 (deductions)         2005
--------------------------------------------------------------------------------------------------------------------
Rizhao Power    20 years         25.5%   25.5%    231,868,800    231,868,800  (64,830,409)  26,289,185  (38,541,224)
 Company

SEG             No specific        25%     25%  1,595,902,576  1,595,902,576  362,700,789  112,085,000  474,785,789
                terms

Hanfeng         25 years           40%     40%    940,103,488    806,121,370  133,167,724  (28,802,927) 104,364,797
 Power Company

Lime Company    No specific        25%     25%     18,028,710     18,028,710      960,408     (375,220)     585,188
                terms
                                              ----------------------------------------------------------------------

                                                2,785,903,574 2,651,921,456  431,998,512  109,196,038  541,194,550
                                              ======================================================================

[TABLE CONTINUED]

Name                    Net carrying value
----------------------------------------------

                31st December,       30th June,
                          2004            2005
-----------------------------------------------

Rizhao Power       167,038,391     193,327,576
 Company

SEG              1,958,603,365   2,070,688,365


Hanfeng          1,073,271,212     910,486,167
 Power Company

Lime Company        18,989,118      18,613,898

                -------------------------------

                3,217,902,086    3,193,116,006
                ===============================


     (iii)        Equity investment difference

         Equity investment difference on associates mainly represents the differences between the considerations paid for the acquisitions of SEG and Hanfeng Power Company, and the proportionate share of the net assets of these two companies. Details are summarized as follows:

                                                   Balance at
                   Amortization                 31st December,  Current period    Accumulated       Balance at
Name               period        Original cost            2004    amortization   amortization  30th June, 2005
---------------------------------------------------------------------------------------------------------------
SEG                10 years        794,097,424     661,747,854     (39,704,872)  (172,054,442)     622,042,982
Hanfeng Power
  Company          10 years        435,362,658     413,594,525     (21,768,133)   (43,536,266)     391,826,392
                                 ------------------------------------------------------------------------------

                                 1,229,460,082   1,075,342,379     (61,473,005)  (215,590,708)   1,013,869,374
                                 ==============================================================================

(6) Long-term investments (Cont'd)

    (iv) Other long-term equity investments

         Other long-term equity  investments  mainly represent the 2.11% (2004:  2.11 %) equity investment in China
         Yangtze Power Co., Ltd (the "Yangtze Company"), details are as follows:

                                               Total investment
                                                 contributed by                          Stock         Current period
         Name             Investment period         the Company   Stock category        amount   additions/deductions
         -------------------------------------------------------------------------------------------------------------
         Yangtze          Starting from 22nd
          Company         August, 2002, with no                   Non-circulate
                          specific terms           254,989,551    stock            165,900,000                  None

(7) Fixed assets and accumulated depreciation

The movement of cost of fixed assets and accumulated depreciation are as follows:

                                                                   Electric   Transportation
                                                                    utility              and
                           Water retaining                            plant     transmission
                                 structure       Buildings       in service       facilities          Others            Total
-------------------------------------------------------------------------------------------------------------------------------
Cost
 31st December, 2004                     -   2,554,360,403   75,380,590,710      540,248,325   2,090,105,664   80,565,305,102
 Reclassification                        -    (397,835,060)     508,510,433      (44,919,581)    (65,755,792)               -
 Additions from acquisition  2,224,273,866     882,998,833    8,217,308,532       96,096,456     232,444,563   11,653,122,250
 Transfer from construction              -
  in-progress                            -         639,502    3,053,195,682                -      17,925,311    3,071,760,495
 Current period additions                -       3,963,002       25,996,536                -      34,396,982       64,356,520
 Current period disposals                -        (612,414)      (6,681,660)               -      (5,775,721)     (13,069,795)
                            ---------------------------------------------------------------------------------------------------

 30th June, 2005             2,224,273,866   3,043,514,266   87,178,920,233      591,425,200   2,303,341,007   95,341,474,572
                            ---------------------------------------------------------------------------------------------------

Accumulated depreciation
 31st December, 2004                     -     562,520,489   31,359,289,541      240,598,360   1,083,723,842   33,246,132,232
 Reclassification                        -       5,060,416      (41,991,744)         279,811      36,651,517                -
 Additions from acquisition    414,013,496      67,604,623    2,520,981,910       12,240,890     150,820,620    3,165,661,539
 Current period depreciation    18,224,592      57,807,254    2,811,058,692        9,736,449     118,499,370    3,015,326,357
 Current period disposals                -        (142,320)      (3,071,612)               -      (4,684,618)      (7,898,550)
                            ---------------------------------------------------------------------------------------------------

 30th June, 2005               432,238,088     692,850,462   36,646,266,787      262,855,510   1,385,010,731   39,419,221,578
                            ---------------------------------------------------------------------------------------------------

Net book value
 30th June, 2005             1,792,035,778   2,350,663,804   50,532,653,446      328,569,690     918,330,276   55,922,252,994
                            ===================================================================================================

 31st December, 2004                     -   1,991,839,914   44,021,301,169      299,649,965   1,006,381,822   47,319,172,870
                            ===================================================================================================

As at 30th June, 2005 and 31st December, 2004, there was no indication of impairment of fixed assets of the Company and its subsidiaries and therefore no impairment provision of fixed assets was made.

As at 30th June, 2005, cost of the fixed assets which had been fully depreciated but still in use amounted to Rmb1,873.28 million (31st December 2004: Rmb645.24 million), and the related net book value amounted to Rmb9.5 million (31st December 2004: Rmb18.22 million).

As at 30th June, 2005, the Company and its subsidiaries have pledged various assets as collateral against certain loans. The summary of the pledged assets is as follows:

                                                     30th June, 2005
                                                  ----------------------

Dongxiguan Hydropower
  - Water retaining structure                            391,247,773
  - Electric utility plant in service                    206,251,038
  - Buildings                                              1,965,724
  - Others                                                12,168,004

Kangding Hydropower
  - Electric utility plant in service                     28,198,000

Mingtai Hydropower
  - Electricity utility plant in service                  72,320,000
                                                  ----------------------

Total                                                    712,150,539
                                                  ======================

As at 31st December, 2004, there were no assets pledged as collateral assets.

For the detailed information of the long-term loans against which the above fixed assets are pledged, please refer to Note 5 17.

(8) Construction materials

                                             30th June,     31st December,
                                                   2005               2004
                                      ----------------------------------------

Prepayment for major equipments           4,170,278,866      3,299,390,095
Materials purchased                         544,966,979        427,856,456
Specific equipments                         300,503,048         94,670,368
Specific materials                          145,805,873         54,148,488
                                      ----------------------------------------

                                          5,161,554,766      3,876,065,407
                                      ========================================


(9) Construction-in-progress

                                           31st     Additions       Current
                                      December,          from        period     Transfer to                   Percent of
Projects                  Budget           2004   acquisition     Additions    fixed assets  30th June, 2005  completion
------------------------------------------------------------------------------------------------------------------------
Yuhuan Power       9,669,320,000    868,047,247             -   615,782,171               -    1,483,829,418       15.3%
 Plant project



Huaiyin II Power   2,400,600,000  1,800,342,979             -   360,412,102  (2,069,072,728)      91,682,353        3.8%




Taicang II Power   4,638,590,000    655,869,433             -   980,755,629               -    1,636,625,062       35.3%
 Company project



Shantou Power      2,263,055,204    592,197,112             -   786,746,967               -    1,378,944,079       60.9%
 Plant Phase II
 project


[TABLE CONTINUED]

                    Source of
Projects            financing
--------------------------------------

Yuhuan Power        Funds borrowed
 Plant project      from financial
                    institutions and
                    internal funds

Huaiyin II Power    Funds borrowed
                    from financial
                    institutions and
                    internal funds

Taicang II Power    Funds borrowed
 Company project    from financial
                    institutions and
                    internal funds

Shantou Power       Funds borrowed
 Plant Phase II     from financial
 project            institutions and
                    internal funds

(9) Construction-in-progress (Cont'd)

                                          31st     Additions         Current
                                     December,          from          period     Transfer to                   Percent of
Projects                  Budget          2004   acquisition       Additions    fixed assets  30th June, 2005  completion
------------------------------------------------------------------------------------------------------------------------
Xindian II Power   2,431,933,416    92,853,529              -     48,595,721               -      141,449,250        5.8%
 Company project



Yushe Power        2,686,250,000    14,199,676              -     20,828,766               -       35,028,442        1.3%
 Company Phase
 II project


Qinbei Power       4,654,950,000     7,068,975              -     80,298,225               -       87,367,200        1.9%
 Company project



Yueyang Power      2,473,600,000   343,706,646              -    182,590,607               -      526,297,253       21.3%
 Company project



Luohuang Power     4,483,667,794   217,892,046              -    234,348,989               -      452,241,035       10.1%
 Company project



Other projects                 -   536,047,597  1,980,979,263  1,279,168,215  (1,002,687,767)   2,793,507,308



                                -----------------------------------------------------------------------------

                                 5,128,225,240  1,980,979,263  4,589,527,392  (3,071,760,495)   8,626,971,400
                                =============================================================================

Include: Capitalized
         borrowing cost            190,746,909     77,411,735 176,985,883       (116,882,529)     328,261,998


[TABLE CONTINUED]

                    Source of
Projects            financing
--------------------------------------

Xindian II Power    Funds borrowed
 Company project    from financial
                    institutions and
                    internal funds

Yushe Power         Funds borrowed
 Company Phase      from financial
 II project         institutions and
                    internal funds

Qinbei Power        Funds borrowed
 Company project    from financial
                    institutionsand
                    internal funds

Yueyang Power       Fundsborrowed
 Company project    from financial
                    institutions and
                    internal funds

Luohuang Power      Fundsborrowed
 Company project    from financial
                    institutions and
                    internal funds

Other projects      Funds borrowed
                    from financial
                    institutions and
                    internal funds





Include: Capitalized
         borrowing cost

For the six months ended 30th June, 2005, the interest capitalized for construction-in-progress of the Company and its subsidiaries was Rmb176,985,883 and the capitalization rate was 4.71% per annum (For the six months ended 30th June, 2004: Rmb83,048,832, at 4.87% per annum).

As at 30th June, 2005 and 31st December, 2004, there was no indication of impairment of construction-in-progress of the Company and its subsidiaries. Accordingly, no provision for impairment loss was made.

(10) Intangible assets

The movements of intangible assets, which comprised land-use rights, goodwill and negative goodwill, were as follows:

                                    31st     Addition      Current       Current
                               December,         from       period        period    Accumulated      30th June,
           Original cost            2004  acquisition    additions  amortization   amortization            2005
----------------------------------------------------------------------------------------------------------------
Land use
 rights    1,148,543,892     887,735,778            -  143,019,771   (11,659,486)  (129,447,829)  1,019,096,063

Negative
 goodwill (2,472,783,635) (1,483,670,180)           -            -   123,639,182  1,112,752,637  (1,360,030,998)

Goodwill      39,036,491      36,104,680            -            -    (2,376,075)    (5,307,886)     33,728,605

Others        22,236,664       8,819,845    2,524,438    3,322,329    (1,798,214)    (9,368,266)     12,868,398
          ------------------------------------------------------------------------------------------------------

          (1,262,966,588)   (551,009,877)   2,524,438  146,342,100   107,805,407    968,628,656    (294,337,932)
          ======================================================================================================

[TABLE CONTINUED]

                    Remaining
                  amortization      Obtained
                        period       through
--------------------------------------------


Land use
 rights     15.5 to 69.5 years      Purchase

Negative
 goodwill            5.5 years   Acquisition

Goodwill          6 to 9 years   Acquisition

Others       0.5 to 16.5 years      Purchase




As at 30th June, 2005 and 31st December, 2004, there was no indication that the intangible assets of the Company and its subsidiaries were impaired and therefore no provision for impairment loss was made. No intangible assets of the Company and its subsidiaries were pledged or guaranteed.

(11) Other long-term assets

Other long-term assets represent the Company's subsidiaries' receivables due from Sichuan Power Grid Company resulting from the transfer of transmission facilities. Sichuan Power Grid Company entered into an agreement with Baoxinghe Hydropower, Dongxiguan Hydropower and Taipingyi Hydropower each on the transfer of transmission facilities from these plants to Sichuan Power Grid Company, pursuant to which Sichuan Power Grid Company agreed to return the principal and interest amount related to the construction of the transmission facilities over
12.5 years, 12.5 years and 9 years respectively. The interest rate should be determined according to the prevailing bank loan's interest rate while the principal is repaid.

(12) Short-term loans

                                            30th June,     31st December,
                                                  2005               2004
                                       ---------------------------------------

Credit loans                             8,675,300,000      8,099,000,000
                                       =======================================

As at 30th June, 2005, all of the short-term loans of the Company and its subsidiaries were dominated in Rmb, with interest rates ranging from 4.30% to 5.76% per annum (31st December 2004: 4.30% to 5.02% per annum).

As at 30th June, 2005, short-term loans of the Company and its subsidiaries amounting to Rmb2,424 million were borrowed from China Huaneng Finance Company (the "Huaneng Finance"), with interest rates ranging from 4.54% to 5.02% per annum. (31st December, 2004: Rmb3,694 million with interest rates from 4.54% to 5.02% per annum), please refer to Note 7(5).

(13) Short-term bonds

On 27th May, 2005, the Company issued short-term bonds in two batches and the face value were Rmb4.5 billion(due in 365 days) and Rmb0.5 billion(due in 9 months). These bonds were issued at a discount with an effective interest rates of 2.92% per annum and 2.70% per annum respectively. The proceeds received by the Company and its subsidiaries were Rmb4,372.2 million and Rmb490 million respectively. As at 30th June, 2005, the accrued interest payable on the above short-term bonds was approximately Rmb14 million.

(14) Accounts payable

Accounts payable represents mainly the amounts due to coal suppliers. As at 30th June, 2005 and 31st December, 2004, except for the accounts payable due to Huaneng Group of Rmb830,174(31st December, 2004: Nil), there was no other accounts payable to any shareholder who held 5% or more of the equity interest in the Company, and there were no significant accounts payable aged over three years.

See Note 7 for balances due from or due to related parties.

(15) Taxes payable

Taxes payable comprised:

                                             30th June,     31st December,
                                                   2005               2004
                                       ---------------------------------------

Income tax payable                          281,194,368        407,449,828
VAT payable                                 392,056,392        527,292,394
Others                                       75,179,589         65,049,963
                                       ---------------------------------------


                                            748,430,349        999,792,185
                                       =======================================

(16) Other payables

Other payables comprised:

                                             30th June,     31st December,
                                                   2005               2004
                                       ---------------------------------------

Payable to contractors                      474,470,371        889,096,823
Payable for purchase of equipment           756,701,788        703,714,020
Other payable to contractors                835,481,667        237,912,047
Payable to HIPDC                             51,043,976      1,258,799,490
Payable of housing maintenance fund          51,957,280         49,231,372
Accrual expenses                             33,406,016         35,828,523
Social insurance funds payable               79,801,660         71,458,881
Environment protection-exhaust emission
  fee payable                                16,902,171         20,695,875
Others                                      734,396,490        440,075,715
                                       ---------------------------------------

                                          3,034,161,419      3,706,812,746
                                       =======================================

As at 30th June, 2005, there was no other payable due to any shareholder who held 5% or more of the equity interest in the Company except for a payable due to HIPDC of Rmb51,043,976 and a payable due to Huaneng Group of Rmb189,963 as mentioned in Note 7. (31st December, 2004: Due to HIPDC: Rmb1,258,799,490; Due to Huaneng Group: Rmb189,963). There was also no significant other payable aged over three years.

See Note 7 for balances due from or due to related parties.

(17) Long-term loans

Long-term loans comprised (all were credit loans unless otherwise stated):

                                                               30th June,     31st December,
                                                                     2005               2004
                                                       ---------------------------------------

Long-term loans from ultimate parent company         (i)      800,000,000        800,000,000
Long-term bank loans                                (ii)   26,951,215,360     15,986,747,027
Other long-term loans                              (iii)    1,193,415,794        711,779,897
                                                       ---------------------------------------

                                                           28,944,631,154     17,498,526,924

Less: current portion of long-term loans                   (2,390,949,310)    (1,543,237,546)
                                                       ---------------------------------------

                                                           26,553,681,844     15,955,289,378
                                                       =======================================

     (i) Long-term loans from ultimate parent company

         As at 30th June, 2005, detailed information of the long-term loans from ultimate parent company was as follows:

                                          30th June,                   Interest rate     Current
         Lender                                 2005     Loan period       per annum     portion   Terms
         -----------------------------------------------------------------------------------------------------
         Renminbi loans
           Entrusted loans from          600,000,000       2004-2013           4.60%           -    Nil
             Huaneng Group through
             Huaneng Finance*
           Entrusted loans from          200,000,000       2004-2013           4.05%           -    Nil
             Huaneng Group through
             Huaneng Finance*
                                      --------------                                    --------

                                         800,000,000                                           -
                                      ==============                                    ========

         * As at 30th June, 2005, these loans were not repayable within one year and therefore there was no current portion.

(17) Long-term loans (Cont'd)

    (ii) Long-term bank loans

         Long-term bank loans (including current portion) comprised:

                                                                            30th June, 2005
                                                       Original currency      Exchange rate                RMB
                                                    --------------------------------------------------------------
         Renminbi bank loans                                                                    20,192,088,670
         United States dollar bank loans                     727,372,337             8.2765      6,020,097,150
         Euro dollar bank loans                               73,936,225             9.9955        739,029,540
                                                                                              --------------------

                                                                                                26,951,215,360
         Less: current portion of
               long-term bank loans                                                             (1,964,677,135)
                                                                                              --------------------

                                                                                                24,986,538,225
                                                                                              ====================


         As at 30th June, 2005, detailed information of the long-term bank loans was as follows:

                                          30th June,                  Interest rate      Current
         Lenders                                2005    Loan period       per annum      portion   Terms
         -----------------------------------------------------------------------------------------------------------------
         Renminbi bank loans
           China Construction Bank*        81,860,000     2005-2015           5.51%            -   Nil
           China Construction Bank*       540,579,300     2005-2015           5.27%            -   Nil
           China Development Bank*        215,000,000     2005-2008           5.18%            -   Nil
           China Development Bank*         10,000,000     2005-2010           5.27%            -   Nil
           China Construction Bank -      200,000,000     2004-2007           4.94%            -   Nil
             Shantou branch*
           China Construction Bank -      400,000,000     2004-2009           5.02%            -   Nil
             Shantou branch*
           China Construction Bank-       100,000,000     1999-2007           5.76%            -   Guaranteed by the
             Weihai branch*                                                                        Weihai Power Development
                                                                                                   Bureau (the "WPDB")

(17) Long-term loans (Cont'd)

    (ii) Long-term bank loans (Cont'd)

                                          30th June,                  Interest rate     Current
         Lenders                                2005    Loan period       per annum     portion    Terms
         ----------------------------------------------------------------------------------------------------------------
           Bank of China**                194,000,000     1998-2010           5.18%            -   Nil
           Bank of China**                 47,000,000     1999-2011           5.18%            -   Nil
           Bank of China-Taicang Branch*  574,000,000     1998-2010           5.18%            -   Nil
           Bank of China-Taicang Branch*   20,000,000     1999-2011           5.18%            -   Nil
           Bank of China-Suzhou Branch     73,000,000     1999-2011           5.18%   33,000,000   Nil
           Bank of China-Jiangsu Branch*  460,000,000     2005-2010           5.27%            -   Nil
           Bank of China-Shanghai Branch* 460,000,000     2005-2010           5.27%            -   Nil
           Bank of China-Suzhou Branch*   230,000,000     2005-2010           5.27%            -   Nil
           Bank of China-Taicang Branch*  230,000,000     2005-2010           5.27%            -   Nil
           China Development Bank*        243,000,000     2005-2021           5.51%            -   Nil
           China Merchants Bank-          100,000,000     2003-2006           4.94%            -   Nil
             Nanjing branch*
           China Development Bank-        600,000,000     2003-2008           5.27%   20,000,000   Nil
             Jiangsu branch
           China Development Bank*        200,000,000     2004-2009           3.60%            -   Nil
           China Construction Bank-     1,000,000,000     2004-2009           5.27%            -   Nil
             Huai'an branch*
           Bank of Communication-         200,000,000     2004-2007           5.18%            -   Nil
             Nanjing branch*
           China Construction Bank-     1,065,000,000     2004-2019           5.51%            -   740,000,000
             Jiyuan sub branch*                                                                    Guaranteed by the
                                                                                                   Company.
                                                                                                   200,000,000
                                                                                                   Guaranteed by Henan
                                                                                                   Construction
                                                                                                   Investment Company
                                                                                                   (the "Henan
                                                                                                   Investment").
                                                                                                   125,000,000
                                                                                                   Guaranteed by Jiyuan
                                                                                                   Construction
                                                                                                   Investment Company
                                                                                                   (the "Jiyuan
                                                                                                   Investment").

(17) Long-term loans (Cont'd)

    (ii) Long-term bank loans (Cont'd)

                                           30th June,                 Interest rate     Current
         Lenders                                 2005   Loan period       per annum     portion    Terms
         ----------------------------------------------------------------------------------------------------------------
         China Construction Bank-       1,030,500,000     2000-2010           5.60%  185,000,000   Nil
           Ji'an branch
         China Construction Bank-         100,000,000     2004-2014           5.18%            -   Nil
           Yueyang Lingji sub branch*
         China Construction Bank-         230,000,000     2004-2009           5.02%            -   Nil
           Yueyang Lingji sub branch*
         China Construction Bank-          80,000,000     2005-2013           5.51%            -   Nil
           Yueyang Lingji sub branch*
         China Construction Bank-         130,000,000     2005-2015           5.51%            -   Nil
           Yueyang Lingji sub branch*
         Bank of China-Yueyang branch*    215,000,000     2005-2013           5.51%            -   Sufficient insurance
                                                                                                   required on equipment
                                                                                                   purchased
         Bank of China-Yueyang branch*     60,000,000     2005-2010           5.27%            -   Sufficient insurance
                                                                                                   required on equipments
                                                                                                   purchased
         Bank of China-Yueyang branch*     60,000,000     2005-2015           5.51%            -   Nil
         Bank of China-Yueyang branch*    225,000,000     2004-2009           5.27%            -   Nil
         China Development Bank-          855,000,000     2004-2009           5.02%            -   Nil
           Henan branch*
         Bank of China-
           Jinzhong branch**            1,120,000,000     2003-2019           5.51%            -   60% Guaranteed by the
                                                                                                   Company, 40%
                                                                                                   Guaranteed by Shanxi
                                                                                                   International Power
                                                                                                   (Group) Company
                                                                                                   Limited (the "Shanxi
                                                                                                   International")

(17) Long-term loans (Cont'd)

    (ii) Long-term bank loans (Cont'd)

                                           30th June,                 Interest rate     Current
         Lenders                                 2005   Loan period       per annum     portion    Terms
         ----------------------------------------------------------------------------------------------------------------
           China Construction Bank-        30,000,000     2002-2005           5.18%   30,000,000   Guaranteed by the
             Yushe sub branch                                                                      Company
           China Construction Bank-     1,000,000,000     2004-2014           5.18%            -   Nil
             Yuhuan county sub branch*
           China Construction Bank-        49,869,370     2005-2006           5.02%   49,869,370   Nil
             Yushe sub branch
           China Construction Bank-        13,000,000     2004-2007           5.18%            -   Nil
             Yushe sub branch*
           China Development Bank-      1,172,000,000     1998-2012           5.51%  140,000,000   Guaranteed by Huaneng
             Gansu branch                                                                          Group
           China Construction Bank-        91,000,000     1998-2010           5.18%   40,000,000   Nil
             Lanzhou electricity power
             sub branch
           China Construction Bank-       115,000,000     1998-2010           5.51%   27,500,000   Nil
             Lanzhou electricity power
             sub branch
           Industrial and Commercial      380,000,000     1998-2011           5.18%  140,000,000   Guaranteed by Gansu
             Bank of China-                                                                        Provincial Power
             Pingliang branch                                                                      Construction
                                                                                                   Investment
                                                                                                   Development
                                                                                                   Corporation
                                                                                                   (the "GPPCI" )
           Industrial and Commercial      200,000,000     1998-2011           5.18%            -   Nil
             Bank of China-
             Pingliang branch*
           Bank of China- Gansu branch    467,500,000     1998-2010           5.51%  115,000,000   65% Guaranteed by
                                                                                                   Huaneng Group, 35%
                                                                                                   Guaranteed by GPPCI

(17) Long-term loans (Cont'd)

    (ii) Long-term bank loans (Cont'd)

                                           30th June,                 Interest rate     Current
         Lenders                                 2005   Loan period       per annum     portion    Terms
         ----------------------------------------------------------------------------------------------------------------
           Bank of China-Gansu branch-    100,000,000     1998-2015           5.51%            -   65% Guaranteed by
             Pingliang sub branch*                                                                 Huaneng Group, 35%
                                                                                                   Guaranteed by GPPCI
           Bank of China-Chongqing         30,000,000     2005-2018           5.51%            -   Nil
             branch *
           Industrial and Commercial      150,000,000     2005-2018           5.18%            -   Nil
             Bank of China-Chongqing
             Jijiang sub branch*
           China Construction Bank-        30,000,000     2005-2010           5.27%            -   Nil
             Chongqing branch*
           China Construction Bank-        30,000,000     2001-2014           5.76%            -   Guaranteed by Huaneng
             Nanchong branch*                                                                      Group
           China Construction Bank-        50,000,000     2002-2014           5.76%            -   Guaranteed by Huaneng
             Nanchong branch*                                                                      Group
           China Construction Bank-        30,000,000     2002-2015           5.76%            -   Guaranteed by Huaneng
             Nanchong branch*                                                                      Group
           China Construction Bank-        20,000,000     2002-2015           5.18%            -   Guaranteed by Huaneng
             Nanchong branch*                                                                      Group
           China Construction Bank-       190,000,000     2003-2016           5.18%            -   Guaranteed by Huaneng
             Nanchong branch*                                                                      Group
           China Construction Bank-        40,000,000     2004-2014           5.18%            -   Guaranteed by Huaneng
             Nanchong branch*                                                                      Group
           China Construction Bank-       120,000,000     2004-2017           5.18%            -   Guaranteed by Huaneng
             Nanchong branch*                                                                      Group
           China Construction Bank-        40,000,000     2005-2018           5.51%            -   Guaranteed by Huaneng
             Nanchong branch*                                                                      Group
           China Construction Bank-       228,500,000     2002-2010           5.18%   30,000,000   Nil
             Ya'an branch

(17) Long-term loans (Cont'd)

    (ii) Long-term bank loans (Cont'd)

                                           30th June,                 Interest rate     Current
         Lenders                                 2005   Loan period       per annum     portion    Terms
         ----------------------------------------------------------------------------------------------------------------
           China Construction Bank-        84,000,000     1998-2006           5.18%   30,000,000   Nil
             Chengdu Jincheng
             sub branch
           China Construction Bank-        60,000,000     1999-2007           5.18%            -   Nil
             Chengdu Jincheng
             sub branch *
           China Construction Bank-        90,000,000     1999-2008           5.18%            -   Nil
             Chengdu Jincheng
             sub branch *
           China Construction Bank-       100,000,000     2000-2009           5.18%            -   Nil
             Chengdu Jincheng
             sub branch *
           China Construction Bank-       100,000,000     2000-2010           5.18%            -   Nil
             Chengdu Jincheng
             sub branch *
           China Construction Bank-        91,830,000     2000-2010           5.18%            -   Nil
             Chengdu Jincheng
             sub branch *
           China Construction Bank-        60,000,000     2003-2017           5.18%            -   Guaranteed by Huaneng
             Ya'an branch *                                                                        Group
           China Construction Bank-       130,000,000     2003-2011           5.18%            -   Guaranteed by Huaneng
             Chengdu Jincheng                                                                      Group
             sub branch *
           China Construction Bank-        80,000,000     2003-2012           5.18%            -   Guaranteed by Huaneng
             Chengdu Jincheng                                                                      Group
             sub branch *

(17) Long-term loans (Cont'd)

    (ii) Long-term bank loans (Cont'd)

                                           30th June,                 Interest rate     Current
         Lenders                                 2005   Loan period       per annum     portion    Terms
         ----------------------------------------------------------------------------------------------------------------
           China Construction Bank-        50,000,000     2004-2014           5.18%            -   Guaranteed by Huaneng
             Chengdu Jincheng                                                                      Group
             sub branch *
           China Construction Bank-        30,000,000     2004-2013           5.18%            -   Guaranteed by Huaneng
             Chengdu Jincheng                                                                      Group
             sub branch *
           China Construction Bank-        70,000,000     2004-2012           5.18%            -   Guaranteed by Huaneng
             Ya'an branch *                                                                        Group
           China Construction Bank-        50,000,000     2004-2011           5.18%            -   Guaranteed by Huaneng
             Chengdu Jincheng                                                                      Group
             sub branch *
           China Construction Bank-        25,000,000     2004-2012           5.51%            -   Guaranteed by Huaneng
             Ya'an branch *                                                                        Group
           China Construction Bank-        50,000,000     2004-2013           5.51%            -   Guaranteed by Huaneng
             Chengdu Jincheng                                                                      Group
             sub branch *
           China Construction Bank-        30,000,000     2004-2012           5.51%            -   Guaranteed by Huaneng
             Ya'an branch *                                                                        Group
           China Construction Bank-        50,000,000     2005-2013           5.51%            -   Guaranteed by Huaneng
             Chengdu Jincheng                                                                      Group
             sub branch *
           China Construction Bank-        50,000,000     2005-2013           5.51%            -   Guaranteed by Huaneng
             Ya'an branch *                                                                        Group
           China Construction Bank-
             Chengdu Jincheng              50,000,000     2005-2014           5.51%            -   Guaranteed by Huaneng
             sub branch *                                                                          Group
           China Development Bank-        382,650,000     1992-2012           5.76%   22,000,000   Guaranteed by Huaneng
             Sichuan branch                                                                        Group

(17) Long-term loans (Cont'd)

    (ii) Long-term bank loans (Cont'd)

                                           30th June,                 Interest rate     Current
         Lenders                                 2005   Loan period       per annum     portion    Terms
         ----------------------------------------------------------------------------------------------------------------
           China Construction Bank-        70,000,000     2003-2006           5.22%            -   Pledged with fixed
                                                                                                   assets
             Wusheng County
             sub branch *
           China Construction Bank-        20,000,000     2004-2006           4.94%            -   Pledged with fixed
                                                                                                   assets
             Wusheng County
             sub branch *
           China Construction Bank-        58,000,000     2004-2006           5.18%            -   Pledged with fixed
                                                                                                   assets
             Wusheng County
             sub branch *
           Agriculture Bank of China -     60,000,000     2002-2005           5.94%   60,000,000   Nil
             Wusheng County
             sub branch
           Agriculture Bank of China -     30,000,000     2002-2005           5.94%   30,000,000   Pledged with fixed
                                                                                                   assets
             Wusheng County
             sub branch
           Agriculture Bank of China -     30,000,000     2003-2006           5.94%            -   Pledged with fixed
                                                                                                   assets
             Wusheng County
             sub branch *
           Agriculture Bank of China -     10,000,000     2004-2007           4.94%            -   Pledged with fixed
                                                                                                   assets
             Wusheng County
             sub branch *
           Industrial and Commercial       24,000,000     2003-2006           5.22%            -   Pledged with fixed
                                                                                                   assets
             Bank of China- Wusheng
             County sub branch *
           Industrial and Commercial       21,000,000     2003-2006           5.22%            -   Pledged with fixed
                                                                                                   assets
             Bank of China- Wusheng
             County sub branch *

(17) Long-term loans (Cont'd)

    (ii) Long-term bank loans (Cont'd)

                                           30th June,                 Interest rate     Current
         Lenders                                 2005   Loan period       per annum     portion    Terms
         ----------------------------------------------------------------------------------------------------------------
           Industrial and Commercial       34,000,000     2003-2006           4.94%            -   Pledged with fixed
                                                                                                   assets
             Bank of China- Wusheng
             County sub branch *
           Industrial and Commercial       20,000,000     2004-2007           4.94%            -   Pledged with fixed
                                                                                                   assets
             Bank of China- Wusheng
             County sub branch *
           China Construction Bank-        40,000,000     2003-2006           4.94%            -   Nil
             Chengdu Xinhua
             sub branch*
           China Construction Bank-       250,000,000     2003-2011           5.51%            -   Guaranteed by Huaneng
             Chengdu Xinhua                                                                        Group
             sub branch*
           China Development Bank-         83,260,000     1994-2006           5.51%   26,960,000   Guaranteed by Huaneng
             Sichuan branch*                                                                       Group
           Agriculture Bank of China -     20,000,000     2003-2006           5.76%            -   Pledged with fixed
                                                                                                   assets
             Kangding County
             sub branch*
           China Construction Bank-       120,000,000     2001-2019           5.51%    5,000,000   Guaranteed by Huaneng
             Ganzizhou sub branch                                                                  Group
           China Construction Bank-       212,000,000     1999-2017           5.51%   17,000,000   Guaranteed by Huaneng
             Chengdu Xinhua                                                                        Group
             sub branch
           China Construction Bank-       258,000,000     2000-2017           5.18%   20,000,000   Guaranteed by Huaneng
             Chengdu Xinhua                                                                        Group
             sub branch

(17) Long-term loans (Cont'd)

    (ii) Long-term bank loans (Cont'd)

                                           30th June,                 Interest rate     Current
         Lenders                                 2005   Loan period       per annum     portion    Terms
         ----------------------------------------------------------------------------------------------------------------
           China Construction Bank-       280,000,000     2005-2023           5.51%            -   Nil
             Chengdu Xinhua
             sub branch *
           Agriculture Bank of China-     130,000,000     2002-2017           5.76%            -   Guaranteed by Huaneng
             Santai sub branch *                                                                   Group
           Agriculture Bank of China-      60,000,000     2001-2011           5.76%            -   Pledged with fixed
                                                                                                   assets
             Santai sub branch *
           Agriculture Bank of China-      10,000,000     2002-2005           5.49%   10,000,000   Nil
             Santai sub branch
           Agriculture Bank of China -     25,000,000     2002-2020           6.12%            -   Guaranteed by Huaneng
             Pingwu County sub branch*                                                             Group
           Agriculture Bank of China -     10,000,000     2002-2020           2.88%            -   Guaranteed by Huaneng
             Pingwu County sub branch*                                                             Group
           Agriculture Bank of China -     55,000,000     2002-2020           5.18%            -   Guaranteed by Huaneng
             Pingwu County sub branch*                                                             Group
           Agriculture Bank of China -     60,000,000     2002-2020           3.00%            -   Guaranteed by Huaneng
             Pingwu County sub branch*                                                             Group
           Agriculture Bank of China -     30,000,000     2003-2021           6.12%            -   Guaranteed by Huaneng
             Pingwu County sub branch*                                                             Group
           Agriculture Bank of China -    120,000,000     2003-2021           5.18%            -   Guaranteed by Huaneng
             Pingwu County sub branch*                                                             Group
           Agriculture Bank of China -     50,000,000     2003-2021           5.51%            -   Guaranteed by Huaneng
             Pingwu County sub branch*                                                             Group
           Agriculture Bank of China -    100,000,000     2004-2022           6.12%            -   Guaranteed by Huaneng
             Pingwu County sub branch*                                                             Group

(17) Long-term loans (Cont'd)

     (ii)Long-term bank loans (Cont'd)

                                           30th June,                 Interest rate     Current
         Lenders                                 2005   Loan period       per annum     portion    Terms
         ----------------------------------------------------------------------------------------------------------------
           Agriculture Bank of China -     31,440,000     2004-2022           2.88%            -   Guaranteed by Huaneng
             Pingwu County sub branch*                                                             Group
           Agriculture Bank of China -    150,000,000     2004-2014           5.18%            -   Guaranteed by Huaneng
             Pingwu County sub branch*                                                             Group
           Agriculture Bank of China -    101,100,000     2004-2014           5.51%            -   Guaranteed by Huaneng
             Pingwu County sub branch*                                                             Group
           Agriculture Bank of China -     60,000,000     2005-2015           5.51%            -   Guaranteed by Huaneng
             Pingwu County sub branch*                                                             Group
                                       --------------                              -------------

         Sub-total of Renminbi         20,192,088,670                              1,031,329,370
                                       --------------                              -------------

           bank loans

         United States dollar bank loans
           Banque Nationale de Paris    1,299,575,294     1995-2011           5.95%  199,625,730   Guaranteed by Huaneng
                                                                                                   Group
           Misubishi Corporation           47,972,274     1996-2010           6.97%   10,200,785   Nil
           Bank of Communication-           1,817,212     2000-2005      LIBOR+1.1%    1,817,212   Nil
             Shanghai branch
           Bank of China-Taicang branch    51,314,300     1999-2011           2.85%   33,106,000   Nil

(17) Long-term loans (Cont'd)

     (ii)Long-term bank loans (Cont'd)

                                           30th June,                 Interest rate     Current
         Lenders                                 2005   Loan period       per annum     portion    Terms
         ----------------------------------------------------------------------------------------------------------------
         On-lent loans by Bank of China:
           American I&E Bank              963,738,388     1997-2011           5.95%  148,268,001   Guaranteed by HIPDC
           American I&E Bank              834,151,414     1995-2011           5.95%  128,330,983   Guaranteed by HIPDC
           American I&E Bank              991,264,584     1997-2011           6.54%  141,609,227   Guaranteed by HIPDC
           American I&E Bank              246,580,951     1997-2012           6.60%   32,877,461   Guaranteed by HIPDC
           KFW Bank                       630,661,881     1996-2012           6.60%   90,095,910   Guaranteed by HIPDC
         On-lent loans by China Construction Bank:
           KFW Bank                       429,340,566     1999-2015           6.36%   42,870,731   Guaranteed by Huaneng
                                                                                                   Group
           Citibank                       523,680,286     1999-2015    LIBOR+0.075%   52,417,833   Guaranteed by Huaneng
                                                                                                   Group
         Euro dollar bank loans
           French bank                    739,029,540     1994-2024           2.00%   52,127,892   Nil
                                       --------------                              -------------

         Sub-total of foreign
           bank loans                   6,759,126,690                              933,347,765
                                       --------------                              -------------


         Total                         26,951,215,360                              1,964,677,135
                                       --------------                              -------------

         * As at 30th June, 2005, these loans were not repayable within one year and therefore there was no current portion.

         ** In accordance with the repayment schedules, these loans are not due within one year and therefore there is no current portion.

(17) Long-term loans (Cont'd)

     (iii)        Other long-term loans

         Other long-term loans (including current portion) comprised:

                                                                            30th June, 2005
                                                       Original currency      Exchange rate                RMB
                                                      ------------------------------------------------------------
         Renminbi loans                                                                            944,177,222
         United States dollar loans                           17,142,857             8.2765        141,882,858
         Japanese Yen loans                                1,428,571,429             0.0751        107,355,714
                                                                                                ------------------

                                                                                                 1,193,415,794
         Less: current portion of
              other long-term loans                                                               (426,272,175)
                                                                                                ------------------

                                                                                                   767,143,619
                                                                                                ==================

(17) Long-term loans (Cont'd)

     (iii)        Other long-term loans (Cont'd)

         As at 30th June, 2005, detailed information of the other long-term loans was as follows:

                                       30th June,                 Interest rate      Current
         Lender                              2005   Loan period       per annum      portion   Terms
        ---------------------------------------------------------------------------------------------------------------
         Renminbi loans
           Huaneng Finance*            30,000,000     2003-2006           4.94%            -   Nil
           Huaneng Finance*            20,000,000     2004-2007           4.94%            -   Nil
           Huaneng Finance*            20,000,000     2004-2007           4.94%            -   15,000,000 guaranteed
                                                                                               by Sichuan Yong'an
                                                                                               Hydro Power
                                                                                               Joint-Stock Limited
                                                                                               Company (the "Sichuan
                                                                                               Yong'an")
           Huaneng Finance*            10,000,000     2003-2006           5.18%            -   Nil
           Loan by mandate of WPDB     40,000,000     2004-2006           5.02%   40,000,000   Nil
           Loan by mandate of WPDB*    26,388,822     2004-2006           5.02%            -   Nil
           Loan by mandate of          66,000,000     2003-2006           5.18%            -   Nil
             Shanxi International*
           Loan by mandate of          32,000,000     1991-2005           5.02%   32,000,000   Nil
             Shanxi International
           Loan by mandate of
             Shanxi International      21,700,000     1991-2005           6.12%   21,700,000   Nil
           Loan by mandate of
             Shanxi International*      5,500,000     1994-2006           6.12%            -   Nil
           Chongqing Construction     183,670,000     2004-2005           4.94%  183,670,000   Nil
             and Investment Limited
             Liability Company
             (the "CCI")

(17) Long-term loans (Cont'd)

     (iii)        Other long-term loans (Cont'd)

                                       30th June,                   Interest rate    Current
         Lender                              2005   Loan period         per annum    portion     Terms
        ---------------------------------------------------------------------------------------------------------------
           Jiangsu Electric Power         19,467,862      1997-2005         5.76%   19,467,863   Nil
             Development Co.,Ltd.
             (the "JEPDC")
           Sichuan Province Power         40,000,000  2004-infinite         5.18%            -   Nil
             Development Company
             (the "Sichuan Power") *
           Sichuan Yong'an*                6,267,932      1997-2006         6.12%            -   Nil
           Aba Hydro Power               212,307,606      1994-2011         5.51%   14,270,000   Nil
             Development Co., Ltd.
             (the "Aba Hydro Power")
           GPPCI                          10,875,000      1996-2007         5.76%    3,625,000   Nil
           China Electric Power Finance  200,000,000      2003-2008         5.02%   70,000,000   Nil
             Co., Ltd-Northwest branch
                                        ------------                              ------------

         Subtotal of RMB loans           944,177,222                               384,732,863
                                        ------------                              ------------

         United States dollar loan:
           On-lent foreign loans of      141,882,858      1996-2011   LIBOR+0.43%   23,647,143   Guaranteed by Huaneng
           the Ministry of Finance                                                               Group
         Japanese Yen loan:
         On-lent foreign loans of        107,355,714      1996-2011    LIBOR+0.3%   17,892,169   Guaranteed by Huaneng
           the Ministry of Finance                                                               Group
                                        ------------                              ------------

         Subtotal of foreign loans       249,238,572                                41,539,312
                                        ------------                              ------------


         Total                         1,193,415,794                               426,272,175
                                       =============                              ============

         * As at 30th June, 2005, these loans were not repayable within one year and therefore there was no current portion.

(18) Share capital

                                                                             Current period
                                                          31st December,          addition/         30th June,
                                                                    2004        (deduction)               2005
                                                 ---------------------------------------------------------------
Unlisted shares
  Promoters shares                                         8,500,000,000                  -      8,500,000,000
  Including: Domestic legal person shares                  8,500,000,000                  -      8,500,000,000
                                                 ---------------------------------------------------------------

Sub-total of unlisted shares                               8,500,000,000                  -      8,500,000,000
                                                 ---------------------------------------------------------------

Listed shares
  Domestic shares listed in the PRC                          500,000,000                  -        500,000,000
  Overseas listed shares                                   3,055,383,440                  -      3,055,383,440
                                                 ---------------------------------------------------------------

Sub-total of listed shares                                 3,555,383,440                  -      3,555,383,440
                                                 ---------------------------------------------------------------

Total shares                                              12,055,383,440                  -     12,055,383,440
                                                 ===============================================================

(19) Capital surplus

Movement of capital surplus was as follow:

                                                          31st December,     Current period         30th June,
                                                                    2004           addition               2005
                                                 ---------------------------------------------------------------
Share premium                                              8,590,777,628                  -      8,590,777,628
Equity investment provision                                   21,734,582            103,950         21,838,532
Transfer from grants                                           3,470,000                  -          3,470,000
                                                 ---------------------------------------------------------------

                                                           8,615,982,210            103,950      8,616,086,160
                                                 ===============================================================

(20) Surplus reserves

                                                Statuary          Statuary     Discretionary
                                         capital surplus    public welfare   surplus reserve
                                            reserve fund              fund              fund             Total
                                        ------------------------------------------------------------------------
31st December, 2004                        2,229,832,058     1,863,280,308        19,102,462     4,112,214,828
Current period addition/(deduction)                    -                 -                 -                 -
                                        ------------------------------------------------------------------------

30th June, 2005                            2,229,832,058     1,863,280,308        19,102,462     4,112,214,828
                                        ========================================================================

For the six months ended 30th June, 2005, no provision was made to the surplus reserve fund.

(21) Undistributed profit

                                                                            For the six months ended 30th June,
                                                                                       2005               2004
                                                                       -----------------------------------------
Undistributed profit brought forward                                         12,399,822,057     13,981,531,454
  Add: Net profit for the year                                                1,620,288,149      2,530,964,525
  Less: Dividends payable to ordinary shareholders-cash
        dividends of prior year approved at the general
        meeting of the shareholders                                          (3,013,845,860)    (3,013,835,600)
Ordinary share dividend - bonus shares                                                    -     (3,013,835,600)
                                                                       -----------------------------------------

Undistributed profit carried forward                                         11,006,264,346     10,484,824,779
                                                                       =========================================

Pursuant to the resolution of the Board of Directors on 15th March, 2005, on the basis of 12,055,383,440 ordinary shares outstanding as at 31st December,2004, the directors proposed a cash dividend of Rmb2.5 (including tax) of every 10 ordinary shares. On 11th May, 2005, the shareholders approved the profit distribution plan and declared the cash dividend amounting to 3,013,845,860, on the basis of 12,055,383,440 ordinary shares outstanding as at the distribution date.

The maximum amount available for distribution to the shareholders is the lowest of the amounts (i.e. net profit in current year plus undistributed profit brought forward from the beginning of the year, less any appropriations to the statutory surplus reserve fund and the statutory public welfare fund) determined under the PRC accounting standards and the International Financial Reporting Standards (the "IFRS").

(22) Revenue from principal operations and costs of principal operations

                                               For the six months ended            For the six months ended
                                                    30th June, 2005                     30th June, 2004
                                        ------------------------------------------------------------------------

                                           Revenues from          Costs of      Revenue from          Costs of
                                               principal         principal         principal         principal
                                              operations        operations        operations        operations
                                        ------------------------------------------------------------------------
Sales of electric power                   18,860,674,631    15,381,295,296    13,040,289,339     9,498,640,593
                                        ========================================================================


The Company and its subsidiaries are principally engaged in the generation and sale of electric power in China.

For the six months ended 30th June, 2005 and 2004, the revenue from the five largest customers of the Company and its subsidiaries amounted to Rmb11,860,159,760and Rmb10,419,558,242, representing 62.88% and 79.90% of the total revenue, respectively.

(23) Financial expenses

                                                                              For six months   For six months
                                                                                  ended 30th       ended 30th
                                                                                  June, 2005        June, 2004
                                                                       -----------------------------------------
Interest expenses                                                                784,070,806       271,142,138
Less: Interest income                                                            (25,195,552)      (26,242,330)
Exchange losses                                                                    5,009,254         1,000,525
Less: Exchange gain                                                             (109,659,451)         (191,465)
Others                                                                            32,930,376         9,675,027
                                                                       -----------------------------------------

                                                                                 687,155,433       255,383,895
                                                                       =========================================

(24) Investment income

                                                                              For six months    For six months
                                                                                  ended 30th        ended 30th
                                                                                  June, 2005        June, 2004
                                                                       -----------------------------------------
Investment income on bonds                                                                -              4,392
Share of profit of associates accounted for under the equity method             244,835,252        119,297,358
Dividends declared by investees accounted for under the cost method              34,839,000         22,541,980
Amortization of equity investment differences                                  (181,002,078)       (61,985,258)
                                                                       -----------------------------------------

                                                                                 98,672,174         79,858,472
                                                                       =========================================

There was no material restriction on the remittance of investment income to the Company and its subsidiaries.

(25) Acquisition

As mentioned in Note 1, on 26th October, 2004, the Company acquired 60% equity interest in Sichuan Hydropower, and 65% equity interest in the Pingliang Power Company. After meeting all the necessary conditions, the payments of the purchase considerations and the transfer of the relevant ownership and control, the acquisitions were effective on 5th January, 2005 (the "effective date"). At the effective date, assets, liabilities and cash flows related to the acquisitions of these subsidiaries were as follows:

                                                                   As at 5th
                                                               January, 2005
                                                             ----------------

Current assets                                                 1,328,999,525
Fixed assets                                                  10,658,011,842
Intangible assets                                                  2,524,438
Other long-term assets                                           154,162,257
Current liabilities                                            2,068,018,662
Long-term loan                                                 7,190,341,383
Minority shareholders interest                                   681,333,676
                                                             ----------------

Net assets                                                     2,204,004,341

Net assets acquired                                            1,368,608,423
  Add: premiums (equity investment difference)                   656,391,577
                                                             ----------------

Total consideration                                            2,025,000,000
  Less: cash flow from acquisition                              (566,703,654)
                                                             ----------------


Net cash outflow for acquisition                               1,458,296,346
                                                             ================

The condensed income statements of these subsidiaries for the six months from the effective date of acquisition to 30th June, 2005 are as follows:

                                                                 For the six
                                                                months ended
                                                             30th June, 2005
                                                             ----------------

Revenue from principal operations                              1,457,834,504
Cost and tax from principal operations                          (726,992,637)
                                                             ----------------

Profit from principal operations                                 730,841,867
Net income before tax                                            511,094,827
Less: Income tax                                                 (74,655,849)
       Minority shareholders interest                            (94,119,206)
                                                             ----------------

Net profit                                                       342,319,772
                                                             ================

(26) Other cash paid relating to operating activities

                                                                For the six
                                                                months ended
                                                             30th June, 2005
                                                             ----------------

Service fee paid to HIPDC                                         70,493,451
Payment of balance due to HIPDC                                1,200,913,553
Others                                                           507,671,555
                                                             ----------------

                                                               1,779,078,559
                                                             ================

6. Notes to the Company only Financial Statements

(1) Accounts receivable and other receivables

     (i) Accounts receivable

                                                                       30th June, 31st December,
                                                                              2005               2004
                                                              -----------------------------------------
Accounts receivable                                                  2,710,336,342      2,407,402,978
Less: Specific bad debt provision                                         (269,326)          (269,326)
                                                              -----------------------------------------

                                                                     2,710,067,016      2,407,133,652
                                                              =========================================


Accounts receivable's aging and bad debt provision are as follows:

                               30th June, 2005                              31st December,
                                    Percentage    Bad debt                 2004 Percentage      Bad debt
Aging                  Amount              (%)   provision          Amount             (%)     provision
----------------------------------------------------------------------------------------------------------
Within 1 year   2,697,743,892              100           -   2,394,810,528              99             -
1-2 years                   -                -           -       6,203,191               -             -
2-3 years           6,203,191                -           -               -               -             -
Over 3 years        6,389,259                -    (269,326)      6,389,259               1      (269,326)
                ------------------------------------------------------------------------------------------


                2,710,336,342              100    (269,326)  2,407,402,978             100      (269,326)
                ==========================================================================================

All accounts receivable represented receivables from the provincial or regional grid companies for the sales of electric power.

As at 30th June, 2005, the five largest accounts receivable of the Company amounted to Rmb2,039,589,727 (31st December, 2004: Rmb1,908,721,219),
representing 75.25% of total accounts receivable (31st December, 2004: 79.29%
).

(1) Accounts receivable and other receivables (Cont'd)

     (ii) Other receivables
                                                                       30th June, 31st December,
                                                                              2005               2004
                                                              -----------------------------------------
Other receivables                                                      171,600,922        153,647,924
Less: bad debt provision                                               (25,211,778)       (27,557,208)
                                                              -----------------------------------------

                                                                       146,389,144        126,090,716
                                                              =========================================

Other receivables' aging and bad debt provision are as follows:

                               30th June, 2005                              31st December,
                                    Percentage    Bad debt                 2004 Percentage      Bad debt
Aging                  Amount              (%)   provision          Amount             (%)     provision
----------------------------------------------------------------------------------------------------------
Within 1 year     104,664,660               61  (1,120,211)     80,738,203              53    (1,814,463)
1-2 years          16,089,430               10     (16,031)     19,491,130              13      (584,734)
2-3 years           7,658,528                4  (6,235,440)      8,496,078               5      (254,882)
Over 3 years       43,188,304               25 (17,840,096)     44,922,513              29   (24,903,129)
                -----------------------------------------------------------------------------------------

                  171,600,922              100 (25,211,778)    153,647,924             100   (27,557,208)
                ==========================================================================================

(1) Accounts receivable and other receivables (Cont'd)

     (ii) Other receivables (Cont'd)

         Breakdown of other receivables is as follows:

                                                                                 30th June,    31st December,
                                                                                       2005               2004
                                                                       -------------------------------------------
         Receivables from employees for sales of staff quarters                      72,586         11,142,227
         Petty cash                                                              11,429,736          5,790,247
         Prepayments for constructions                                           15,840,285         12,086,529
         Due from management fee of subsidiaries                                 28,358,932         20,256,116
         Due from sales of steam to Jining Duojing Company                       22,859,074         13,414,304
         Others                                                                  93,040,309         90,958,501
                                                                       -------------------------------------------

                                                                                171,600,922        153,647,924
                                                                       ===========================================

         As at 30th June, 2005, the five largest other receivables of the Company amounted to Rmb47,266,821 (31st December, 2004:
         Rmb37,899,319), representing 27.54% of total other receivables (31st December, 2004: 24.66% ).

         As at 30th June, 2005, and 31st December, 2004, there was no balance of accounts receivable and other receivables from shareholders who held 5% or more of the equity interest in the Company, except for the other receivable amounting to 8,460,600 (31st December, 2004:Nil) due from Huaneng Group.

         See Note 7 for balances due from or due to related parties.

(2) Long-term Investments

                                          31st December,    Current period    Current period        30th June,
                                                    2004         additions        deductions              2005
                                        --------------------------------------------------------------------------
Long-term equity investments
  Subsidiaries (i)                         4,515,546,857     2,219,152,800      (369,546,645)    6,365,153,012
  Associates*                              3,198,912,967       243,553,376      (267,964,237)    3,174,502,106
  Equity investment difference*            2,407,192,866       716,349,005      (181,002,078)    2,942,539,793
  Other long-term equity investments*        261,143,566                 -           (83,040)      261,060,526
                                        --------------------------------------------------------------------------

                                          10,382,796,256     3,179,055,181      (818,596,000)   12,743,255,437
                                        ==========================================================================

*    Please refer to Note 5(6) for details.

     (i) Long-term equity investments in subsidiaries

                              Percentage of equity
                Investment        interest held
Name            period            by the Company    Investment cost movement    Accumulated equity pick-up movement
--------------------------------------------------------------------------------------------------------------------
                                                                                               Current
                                  31st    30th           31st           30th         31st       period         30th
                             December,   June,      December,          June,    December,    additions        June,
                                  2004    2005           2004           2005         2004 (deductions)         2005
--------------------------------------------------------------------------------------------------------------------
Weihai Power    No specific
 Company        terms              60%     60%    474,038,793    474,038,793  186,142,793  (51,335,046) 134,807,747
Taicang Power   No specific
 Company        terms              75%     75%    469,706,560    469,706,560  251,715,687  (90,546,405) 161,169,282
Huaiyin Power   No specific
 Company        terms           63.64%     90%    341,176,226    481,818,798   39,883,679  (41,519,846)  (1,636,167)
Huaiyin II      No specific
 Power Company  terms           63.64%  63.64%    301,653,600    397,113,600            -    9,846,005    9,846,005
Yushe Power     No specific
 Company        terms              60%     60%    374,449,895    374,449,895   34,743,691  (27,659,677)   7,084,014
Qinbei Power
 Company        50 years           55%     55%    325,095,599    345,095,599   (9,902,420)   6,565,975   (3,336,445)
Xindian II      No specific
 Power Company  terms              95%     95%    140,100,000    151,100,000            -            -            -
Taicang II      No specific
 Power Company  terms              75%     75%    335,410,000    335,410,000            -            -            -
Yueyang Power   No specific
 Company        terms              55%     55%    266,734,838    316,734,838   44,633,685   (7,741,967)  36,891,718
Luohuang Power  No specific
 Company        terms              60%     60%    820,218,249    855,218,249  119,745,982   81,661,162  201,407,144
Shanghai Ranji  No specific
 Power Company  terms              75%     75%              -     35,000,000            -            -            -
Sichuan         No specific
 Hydropower     terms                -     60%              -    767,932,785            -   94,594,697   94,594,697
Pingliang       No specific
 Power Company  terms                -     65%              -    600,675,638            -  120,030,262  120,030,262
                                              ----------------------------------------------------------------------

                                                3,848,583,760  5,604,294,755  666,963,097   93,895,160  760,858,257
                                              ======================================================================

[TABLE CONTINUED]

Name                    Net carrying value
----------------------------------------------

                          31st           30th
                     December,          June,
                          2004           2005
----------------------------------------------

Weihai Power
 Company           660,181,586    608,846,540
Taicang Power
 Company           721,422,247    630,875,842
Huaiyin Power
 Company           381,059,905    480,182,631
Huaiyin II
 Power Company     301,653,600    406,959,605
Yushe Power
 Company           409,193,586    381,533,909
Qinbei Power
 Company           315,193,179    341,759,154
Xindian II
 Power Company     140,100,000    151,100,000
Taicang II
 Power Company     335,410,000    335,410,000
Yueyang Power
 Company           311,368,523    353,626,556
Luohuang Power
 Company           939,964,231  1,056,625,393
Shanghai Ranji
 Power Company               -     35,000,000
Sichuan
 Hydropower                  -    862,527,482
Pingliang
 Power Company               -    720,705,900
                ------------------------------

                 4,515,546,857  6,365,153,012
                ==============================

(3) Revenue from principal operations and costs of principal operations

                                        For the six months ended                For the six months ended
                                             30th June, 2005                         30th June, 2004
                                     Revenues from            Costs of        Revenue from            Costs of
                                         principal           principal           principal           principal
                                        operations          operations          operations          operations
                                 ---------------------------------------------------------------------------------
Sales of electric power             12,465,249,767      10,583,594,083      11,104,641,146       8,157,868,496
                                 =================================================================================

The Company and its subsidiaries are principally engaged in the generation and sale of electric power in China.

For the six months ended 30th June, 2005 and 2004, the revenue from the five largest customers of the Company amounted to Rmb9,902,938,076 and Rmb8,663,463,317, representing 79.44% and 78.02% of the total revenue of the company respectively.

(4) Investment income

                                                                                    For the            For the
                                                                                 six months         six months
                                                                                      ended              ended
                                                                                 30th June,         30th June,
                                                                                       2005               2004
                                                                       -------------------------------------------


Investment income on bonds                                                                -              4,392
Investment income on entrusted loans                                                      -          9,410,230
Share of profit of subsidiaries and
  associates accounted for under the equity method                              706,891,231        311,678,885
Dividend declared by investees accounted for under the cost method               34,839,000         22,541,980
Amortization of equity investment differences                                  (181,002,078)       (61,985,258)
                                                                       -------------------------------------------

                                                                                560,728,153        281,650,229
                                                                       ===========================================

There was no material restriction on remittance of the investment income to the Company.

7. Related Party Transactions

(1) Related parties that control/are controlled by the Company:

                                                                             Relationship
                    Registered                                               with              Type of             Legal
Name                address               Principal activities               the Company       enterprise          representative
---------------------------------------------------------------------------------------------------------------------------------
Huaneng Group       Jia 23 Fuxing Road,   Investment in power stations,      Ultimate parent   State-owned         Li Xiaopeng
                     Haidian district,     coal, minerals, railways,          company           enterprise
                     Beijing               transportation, petrochemical,
                                           energy-saving facilities, steel,
                                           timber, and related industries

HIPDC               40 Xueyuan South      Investment in power plants,        Parent company    Sino-foreign        Li Xiaopeng
                     Road, Haidian         development and investment in                        equity limited
                     district, Beijing     other export-oriented enterprises                    liability company

Weihai Power        No. 58 Haifu Road,    Power generation                   A subsidiary of   Limited liability   HuanJian
 Company             Economic                                                 the Company       company
                     Development Zone,
                     Weihai, Shandong
                     province

Taicang Power       Jinjihupan, Sanxing   Power generation                   A subsidiary of   Limited liability   Na Xizhi
 Company             Road, Suzhou,                                           the Company        company
                     Jiangsu province

Taicang II Power    Jinlanglanggang       Power generation                   A subsidiary of   Limited liability   Na Xizhi
 Company             village, Fuqiao                                         the Company        company
                     town, Taicang,
                     Jiangsu province

Huaiyin Power       No. 291 Huaihai West  Power generation                   A subsidiary of   Limited liability   Na Xizhi
 Company             Road, Huai'an,                                          the Company        company
                     Jiangsu province

(1) Related parties that control/are controlled by the Company:  (Cont'd)

                                                                             Relationship
                    Registered                                               with              Type of             Legal
Name                address               Principal activities               the Company       enterprise          representative
---------------------------------------------------------------------------------------------------------------------------------
Huaiyin II Power    No. 291 Huaihai West  Power generation                   A subsidiary of   Limited liability   Na Xizhi
 Company             Road, Huai'an,                                           the Company       company
                     Jiangsu province

Qinbei Power        Wulongkou town,       Power generation                   A subsidiary of   Limited liability   ZhangHong
 Company             Jiyuan, Henan                                            the Company       company
                     province

Yushe Power         Dengyu village, Yushe Power generation                   A subsidiary of   Limited liability   Liu Guoyue
 Company             county, Shanxi                                           the Company       company
                     province

Xindian II Power    Qilu Chemical         Power generation                   A subsidiary of   Limited liability   HuangJian
 Company             Industrial Park,                                         the Company       company
                     Linzi district, Zibo,
                     Shandong province

Yueyang Power       Cheng Lingji,         Power generation                   A subsidiary of   Limited liability   ZhangHong
 Company             Yueyang, Hunan                                           the Company      company
                     province

Luohuang Power      Luohuang town,        Power generation                   A subsidiary of   Limited liability   Li Shiqi
 Company             Jiangjin, Chongqing                                      the Company       company
                     province

Shanghai Ranji      No.298 Sheng Shi      Power generation                   A subsidiary of   Limited liability   Ye Daji
 Power               Road, Baoshan                                            the Company      company
 Company             district, Shanghai


(1) Related parties that control/are controlled by the Company:  (Cont'd)

                                                                             Relationship
                    Registered                                               with              Type of             Legal
Name                address               Principal activities               the Company       enterprise          representative
---------------------------------------------------------------------------------------------------------------------------------
Sichuan             No.27 Fourth south    Investment Holding                 A subsidiary of   Limited liability   ZhangWei
 Hydropower          Renmin Road,                                             the Company       company
                     Wuhou district,
                     Chengdu, Sichuan
                     province

Baoxinghe           No.18 Yanjiang North  Power generation                   A subsidiary of   Limited liability   Zhang Wei
 Hydropower          Road,Ya'an, Sichuan                                      the subsidiary    company
                     province                                                 of the Company

Dongxiguan          Li'an Town, Wusheng   Power generation                   A subsidiary of   Limited liability   ZhangWei
 Hydropower          county, Sichuan                                          the subsidiary    company
                     province                                                of the Company

Taipingyi           Yingxiu Town,         Power generation                   A subsidiary of   Limited liability   ZhangWei
 Hydropower          Wenchuan                                                 the subsidiary    company
                     county, Sichuan                                          of the Company
                     province

Kangding            Yuanyang              Power generation                   A subsidiary of   Limited liability   ZhangWei
 Hydropower          ba, Kangding                                             the subsidiary    company
                     county,                                                  of the Company
                     Ganzhi state,
                     Sichuan province

Mingtai             East river Road,      Power generation                   A subsidiary of   Limited liability   Zhang Wei
 Hydropower          north dam district,                                      the subsidiary    company
                     Santai county,                                           of the Company
                     Sichuan
                     province

(1) Related parties that control/are controlled by the Company:  (Cont'd)

                                                                             Relationship
                    Registered                                               with              Type of             Legal
Name                address               Principal activities               the Company       enterprise          representative
---------------------------------------------------------------------------------------------------------------------------------
Jialingjiang        No.189 Liulin Road,   Power generation                   A subsidiary of   Limited liability   ZhangWei
 Hydropower          Shunqing                                                 the subsidiary    company
                     district, Nanchong                                       of the Company
                     city, Sichuan
                     province

Fujiang             Baima village,        Power generation                   A subsidiary of   Limited liability   Zhang Wei
 Hydropower          Pingwu county,                                           the subsidiary    company
                    Sichuan province                                          of the Company

Pingliang           No.7 Middle Road      Power generation                   A subsidiary of   Limited liability   Li Shiqi
 Power               Qilihe,Lanzhou city,                                     the Company       company
 Company             Gansu province

Yuanheng            Dengyu village,       Services                           A subsidiary of   Limited liability   Wu Jinqiang
 Company             Yushe county,                                            the subsidiary    company
                     Shanxi province                                          of the Company


(2) Registered capital and changes in registered capital of related parties that control/are controlled by the Company:

                                                                                   Current
                                                        31st December,              period          30th June,
Name                                   Currency                   2004           additions                2005
------------------------------------------------------------------------------------------------------------------
Huaneng Group                          Rmb              20,000,000,000                   -      20,000,000,000
HIPDC                                  US$                 450,000,000                   -         450,000,000
Weihai Power Company                   Rmb                 761,838,300                   -         761,838,300
Taicang Power Company                  Rmb                 632,840,000                   -         632,840,000
Taicang II Power Company               Rmb                 894,410,000                   -         894,410,000
Huaiyin Power Company                  Rmb                 265,000,000                   -         265,000,000
Huaiyin II Power Company               Rmb                 474,000,000                   -         474,000,000
Qinbei Power Company                   Rmb                  10,000,000                   -          10,000,000
Yushe Power Company                    Rmb                  80,000,000         535,760,000         615,760,000
Xindian II Power Company               Rmb                 100,000,000                   -         100,000,000
Yueyang Power Company                  Rmb                 560,000,000                   -         560,000,000
Luohuang Power Company                 Rmb                 900,000,000                   -         900,000,000
Shanghai Ranji Power Company           Rmb                           -          50,000,000          50,000,000
Sichuan Hydropower                     Rmb                 800,000,000                   -         800,000,000
Baoxinghe Hydropower                   Rmb                 516,100,000                   -         516,100,000
Dongxiguan Hydropower                  Rmb                 156,725,000                   -         156,725,000
Taipingyi Hydropower                   Rmb                 100,000,000                   -         100,000,000
Kangding Hydropower                    Rmb                 194,000,000                   -         194,000,000
Mingtai Hydropower                     Rmb                  97,700,000                   -          97,700,000
Jialingjiang Hydropower                Rmb                 193,080,000                   -         193,080,000
Fujiang Hydropower                     Rmb                 150,000,000                   -         150,000,000
Pingliang Power Company                Rmb                 623,000,000                   -         623,000,000
Yuanheng Company                       Rmb                   3,000,000                   -           3,000,000


(3) Equity shares and changes in equity shares held by parties that control/are controlled by the Company:

                                               31st, December              30th June,
                                                    2004            Current period additions          2005
Name                                          Amount        %          Amount        %         Amount        %
------------------------------------------------------------------------------------------------------------------
Huaneng Group*                         1,675,660,547    51.98               -        -  1,675,660,547    51.98
HIPDC**                                5,197,680,000    43.12               -        -  5,197,680,000    43.12
Weihai Power Company                     457,102,980       60               -        -    457,102,980       60
Taicang Power Company                    474,630,000       75               -        -    474,630,000       75
Taicang II Powe Company                  670,807,500       75               -        -    670,807,500       75
Huaiyin Power Company                    168,646,000    63.64      69,854,000    26.36    238,500,000       90
Huaiyin II Power Company                 301,653,600    63.64               -        -    301,653,600    63.64
Qinbei Power Company                       5,500,000       55               -        -      5,500,000       55
Yushe Power Company                       48,000,000       60     321,456,000        -    369,456,000       60
Xindian II Power Company                  95,000,000       95               -        -     95,000,000       95
Yueyang Power Company                    308,000,000       55               -        -    308,000,000       55
Luohuang Power Company                   540,000,000       60               -        -    540,000,000       60
Shanghai Ranji Power Company                       -        -      35,000,000       70     35,000,000       70
Sichuan Hydropower                                 -        -     480,000,000       60    480,000,000       60
Baoxinghe Hydropower***                            -        -     350,948,000       68    350,948,000       68
Dongxiguan Hydropower***                           -        -      86,715,943    55.33     86,715,943    55.33
Taipingyi Hydropower***                            -        -      60,000,000       60     60,000,000       60
Kangding Hydropower***                             -        -     116,400,000       60    116,400,000       60
Mingtai Hydropower***                              -        -      50,999,400    52.20     50,999,400    52.20
Jialingjiang Hydropower***                         -        -     106,194,000       55    106,194,000       55
Fujiang Hydropower***                              -        -     142,500,000       95    142,500,000       95
Pingliang Power Company                            -        -     404,950,000       65    404,950,000       65
Yuanheng Company****                       2,850,000       95               -        -      2,850,000       95


*    Huaneng Group holds 51.98% equity interest in HIPDC.

** In accordance with a shareholders' agreement entered into by certain founding shareholders, during the operating period of the Company, the voting rights of seven founding shareholders are given to HIPDC. Thus, HIPDC holds a 70.09% effective voting right at the shareholders' meetings.

*** Sichuan Hydropower directly holds 68%, 55.33%, 60%, 60%, 52.2%, 55% and 95% equity interest in Baoxinghe Hydropower, Dongxiguan Hydropower, Taipingyi Hydropower, Kangding Hydropower, Mingtai Hydropower, Jialingjiang Hydropower and Fujiang Hydropower respectively.

**** Yushe Power Company holds 95% equity interest in Yuanheng Company.

(4) Nature of related parties that do not control/are not controlled by the Company:

Name of related parties                          Relationship with the Company
------------------------------------------------------------------------------------------------------
Huaneng Finance                                  A subsidiary of Huaneng Group
WPDB                                             Minority shareholder of Weihai Power Company
Henan Investment                                 Minority shareholder of Qinbei Power Company
Jiyuan Investment                                Minority shareholder of Qinbei Power Company
Shanxi International                             Minority shareholder of Yushe Power Company
CCI                                              Minority shareholder of Luohuang Power Company
JEPDC                                            Minority shareholder of Huaiyin Power Company and
                                                   Huaiyin II Power Company
China Huaneng International Trade                A subsidiary of Huaneng Group
  Economics Corporation (the "CHITEC")
Shanghai Time Shipping Company                   A joint venture company of Huaneng Group
  (the "Time Shipping")
Rizhao Power Company                             An associate of the Company
SEG                                              An associate of the Company
Hanfeng Power Company                            An associate of the Company
Hebei Huaneng Jingyuan Coal Company              A subsidiary of Huaneng Group
  Limited (the "Huaneng Jingyuan")
Lime Company                                     An associate of Luohuang Power Company
Sichuan Power                                    Investee of Baoxinghe Hydropower and
                                                   Dongxiguan Hydropower
Sichuan Yong'an                                  Investee of Mingtai Hydropower
Aba Hydro Power                                  Investee of Taipingyi Hydropower
GPPIC                                            Investee of Pingliang Hydropower


(5) Related party transactions

    a. On 30th June, 1994, the Company and HIPDC entered into a service agreement pursuant to which HIPDC provides transmission service and transformer facilities to some of the power plants of the Company and receives service fees. The agreement covered a period of 10 years and expired during 2004. However, the Company has not yet signed a new agreement with HIPDC. The total amount of service fees paid to HIPDC for the six months ended 30th June, 2005 was approximately Rmb70 million (for the six months ended 30th June, 2004: Rmb105 million).

    b. Pursuant to a leasing agreement entered into amongst the Company, HIPDC and Nanjing Investment Company, the land use right of Nanjing Power Plant is leased to the Company for 50 years from 1st January, 1999 at an annual rental payment of Rmb1.334 million.

    c. Pursuant to a leasing agreement entered into between the Company and HIPDC, HIPDC agreed to lease its office building to the Company at an annual rental of Rmb26 million for five years from 1st January, 2005.

    d. As described in Note 5 (17) (i), certain bank loans were on-lent from Huaneng Group through Huaneng Finance, and as described in Note 5 (17)
         (iii), certain bank loans of the Company and its subsidiaries were drawn from Huaneng Finance, WPDB, Shanxi International, CCI, JEPDC, Sichuan Power, Sichuan Yong'an, Aba Hydro Power and GPPCI.

    e. As at 30th June, 2005, Huaneng Finance had granted short-term loans of Rmb2,424 million (31st December, 2004: Rmb3,694 million) to the Company and its subsidiaries. The relevant interest rates range from 4.54% to 5.02% (2004: 4.54% to 5.02%) per annum. The interest rates for such loans have no material difference with the prevailing market interest rate (see Note 5(12)). For the six months ended 30th June, 2005, the interest paid by the Company and its subsidiaries to HIPDC for these loans amounted to Rmb38,629,135 (For the six months ended 30th June, 2004: Rmb23,543,851).

    f. As at 30th June, 2005, long-term bank loans of approximately Rmb3,666 million, Rmb7,516 million, Rmb100 million, Rmb200 million, Rmb448 million, Rmb125 million, Rmb579 million and Rmb15 million were guaranteed by HIPDC, Huaneng Group, WPDB, Henan Investment, Shanxi International, Jiyuan Investment, GPPCI and Sichuan Yong'an respectively (31st December, 2004: Rmb3,937 million, Rmb3,798 million, Rmb100 million, Rmb200 million, Rmb420 millon, Rmb125 million, Nil and
         Nil) (see Note 5(17)).

    g. As described in Note 8, certain bank loans of Rizhao Power Company were guaranteed by the Company.

    h. On 6th November, 2002, the Company entered into a management service agreement with Huaneng Group and HIPDC. Pursuant to which, the Company provides management services to certain power plants owned by Huaneng Group and HIPDC for five years. For the six months ended 30th June, 2005, the Company earned service fees amounted to Rmb16,921,200 from Huaneng Group (for the six months ended 30th June, 2004:
         Rmb16,647,600) and paid expenses on behalf of Huaneng Group's power plants amounted to Rmb1,359,377 (As at 31st December, 2004:
         2,317,194). In addition, the Company earned service fees amounted to Rmb1,644,000 from HIPDC (For the six months ended 30th June, 2004:
         Rmb8,652,600). For the six months ended 30th June, 2005, the related costs incurred for the management services provided totaled approximately Rmb14.16 million (For the six months ended 30th June, 2004: Rmb18 million).

    i. For the six months ended 30th June, 2005, the Company and its subsidiaries paid approximately Rmb276.31 million for coal purchased from CHITEC (For the six months ended 30th June,2004: Rmb100.35 million).

    j. For the six months ended 30th June, 2005, the Company and its subsidiaries paid approximately Rmb274 million for the fuel purchased and transportation services received from Time Shipping (For the six months ended 30th June, 2004: Rmb213 million).

    k. For the six months ended 30th June, 2005, the Company and its subsidiaries paid approximately Rmb122.66 million for coal purchased from Huaneng Jingyuan (For the six months ended 30th June, 2004: Nil).

    l. For the six months ended 30th June, 2005, the Company and its subsidiaries paid approximately Rmb27.3 million for lime products purchased from Lime Company(For the six months ended 30th June, 2004:
         N/A).

    m. For the six months ended 30th June, 2005, HIPDC had provided guarantees on the Company's equity portion of certain accounts receivable balances of two subsidiaries totaling approximately Rmb205 million (31st December, 2004: Rmb209 million) (see Note 5(3)(i)).

    n. On 26th October, 2004, the Company entered into an agreement with Huaneng Group pursuant to which the Company acquired from Huaneng Group 60% equity interest in Sichuan Hydropower and 65% equity interest in Pingliang Power Company at considerations of Rmb1,219 million and Rmb806 million respectively. After meeting all the necessary conditions, the payments of the purchase considerations and the transfer of relevant ownership and control, the acquisitions became effective on 5th January, 2005.

    o. On 11th April,2005, the Company entered into an agreement with Huaneng Group, pursuant to which Huaneng Group provides management service to Sichuan Hydropower. The total amount of service fees is Rmb2.42 million per annum. The Company pays for a portion of this amount according to its equity interest in Sichuan Hydropower.

    p. For the period ended 30th June, 2005, the Company and its subsidiaries discounted approximately Rmb120 million, including the Rmb80.11 million as at 30th June, 2005 (31st December, 2004: Nil) of notes receivables to this entity, the discounting charges of which were approximately Rmb1.04 million (For the six months ended 30th June, 2004: Nil).

    q. For the six months ended 30th June, 2005, the Company sold a company at its net book value of Rmb30 million to HIPDC(For the six months ended 30th June, 2004: Nil).

(6) Cash deposited with a related party

                                            30th June,     31st December,
                                                  2005               2004
                                         ----------------------------------

Deposited at Huaneng Finance:
  - Current deposit                      1,371,334,367      1,362,960,901
                                         ==================================


As at 30th June, 2005, the interest rates per annum for the current deposits placed with Huaneng Finance ranged from 0.72% to 1.44% (31st December, 2004:
0.72% to 1.44%).

(7) Receivables from / payables to related parties

                                                30th June, 2005                        31st December, 2004
                                            Amount          Percentage              Amount          Percentage
                                     -----------------------------------------------------------------------------
Advance to suppliers
  Prepayment to CHITEC                           -                   -           5,000,000               1.13%
  Prepayment to
    Huaneng Jingyuan                    12,000,000               1.82%           6,000,000               1.36%
  Prepayment to
    Yuanheng Company                     1,977,556               0.30%                   -                   -
Other receivables
  Other receivables from
    Huaneng Group                        8,460,600               1.77%                   -                   -
  Other receivables from
    Huaneng Group's
    subsidiaries                         1,359,477               0.28%           2,317,194               0.79%
  Other receivables from
    Rizhao Power Company                 1,020,000               0.21%           1,652,353               0.56%
Accounts payable
  Accounts payable to
    Huaneng Jingyuan                    (8,301,871)              0.57%                   -                   -
  Accounts payable to
    Huaneng Group                         (830,174)              0.06%                   -                   -
  Accounts payable to
    Time Shipping                       (8,148,077)              0.56%          (6,959,110)              0.94%
  Accounts payable to
    Lime Company                        (3,655,549)              0.25%          (3,799,628)              0.51%


(7) Receivables from/ payables to related parties (Cont'd)

                                                30th June, 2005                        31st December, 2004
                                            Amount          Percentage              Amount          Percentage
                                     -----------------------------------------------------------------------------
Other Payable
  Other payables to HIPDC              (51,043,976)              1.68%      (1,258,799,490)             33.96%
  Other payable to CHITEC                 (409,205)              0.01%            (399,060)              0.01%
  Other payables to
    Huaneng Finance                       (117,461)                  -            (117,461)                  -
  Other payables to
    Huaneng Group                         (189,963)              0.01%            (189,963)              0.01%
  Other payables to Sichuan
    Huaneng Shiye Company               (1,292,217)              0.04%                   -                   -
  Other payables to
    Huaneng Jingyuan                      (268,016)              0.01%                   -                   -
Interest payables
  Interest payables on loans
    from Huaneng Finance               (59,997,925)             22.34%          (1,960,863)              1.62%
  Interest payables on loans
    from Huaneng Group                 (44,401,735)             16.53%                   -                   -
Dividends payables
  Dividends payables to
    Huaneng Group                      (18,516,923)             22.93%                   -                   -


The above balances with related parties were unsecured, non-interest bearing and to be settled within one year.

8. Contingent Liability

                                                                                        30th June, 2005
                                                                                The Company
                                                                                   and its
Item                                                                           subsidiaries        The Company
------------------------------------------------------------------------------------------------------------------
Guarantee on the long-term bank loans of
  Rizhao Power Company                                                          292,500,000        292,500,000
Guarantee on the long-term bank loans of
  Qinbei Power Company                                                                    -        740,000,000
Guarantee on the long-term bank loans of
  Yushe Power Company                                                                     -        702,000,000
                                                                           ---------------------------------------


                                                                                292,500,000      1,734,500,000
                                                                           =======================================


The directors are of the view that the guarantees on the long-term bank loans of Rizhao Power Company, Qinbei Power Company and Yushe Power Company by the Company had no significant financial impact on the Company's operation.

9. Obligation and Commitments

Commitments mainly relate to the construction of new power projects, certain complementary facilities and renovation projects for existing power plants and the purchase of coal. Expenditure which was contracted for but not incurred and thus was not recognized in the financial statements as at 30th June, 2005 amounted to approximately Rmb24,177 million (31st December, 2004: Rmb11,483 million).

In addition, during 2004 and the first half of 2005, the Company entered into various long-term agreements for the procurement of coal from year 2005 to 2009 for power generation. These agreements are subject to termination only under certain limited circumstances. In most cases, these agreements contain provisions for price escalation and minimum purchase level clauses. The future commitments under these agreements are as follows:

Year                                                        30th June, 2005
                                                       ------------------------

2005                                                          3,427,749,000
2006                                                          9,110,989,000
2007                                                         10,136,747,000
2008                                                          7,553,349,000
2009                                                          8,465,884,000
                                                       ------------------------

                                                             38,694,718,000
                                                       ========================

The Company had various operating lease arrangements with HIPDC for land and buildings. Total future minimum lease payments under non-cancelable operating leases are as follows:

                                                30th June,     31st December,
                                                      2005               2004
                                       ----------------------------------------

Land and buildings
  - within 1 year                               27,834,000          1,334,000
  - 1-2 years                                   27,334,000          1,334,000
  - 2-3 years                                   27,334,000          1,334,000
  - after 3 years                               92,307,000         54,694,000
                                       ----------------------------------------

                                               174,809,000         58,696,000
                                       ========================================

In addition, in accordance with a 30-year operating lease agreement signed by the Dezhou Power Plant and Shandong Land Bureau for the land occupied by Dezhou Power Plant Phase I and Phase II in June 1994, annual rental is approximately Rmb29,874,000 effective from June 1994 and is subject to revision at the end of the fifth year from the contract date. Thereafter, the annual rental is subject to revision once every three years. The increment for each rental revision is restricted to no more than 30 percent of the previous annual rental amount. For the six months ended 30th June, 2005, the rental was Rmb14,937,227 (For the six months ended 30th June, 2004: Rmb14,975,227).

10. Net Profit after Deducting Non-recurring Items

                                                                             For the six months ended 30th June,
                                                                                    2005               2004
                                                                       -------------------------------------------
Net profit                                                                    1,620,288,149      2,530,964,525
Add (Less):  non-recurring items
               - Net loss (profit) from disposal of fixed assets                    555,426         (1,076,961)
               - Reversal of bad debit provision                                 (3,208,923)        (6,076,496)
               - Reversal of Inventory impairment provision                         (64,584)                 -
               - Non-operating income                                           (13,081,152)          (409,420)
               - Non-operating expense                                           42,129,019          4,603,033
Add (Less): tax impact on non-recurring items                                      (833,294)           464,949
                                                                       -------------------------------------------


Net profit after deducting non-recurring items                                1,645,784,641      2,528,469,630
                                                                       ===========================================


SUPPLEMENTAL INFORMATION (UNAUDITED)
FOR THE SIX MONTHS ENDED 30TH JUNE, 2005
(Prepared on consolidation basis; all amounts are stated in Rmb Yuan unless otherwise stated)

Net Profit and Net Assets Reconciliation Between PRC GAAP and International Financial Reporting Standards ("IFRS")

The financial statements, which are prepared by the Company and its subsidiaries in conformity with the Accounting Standards for Business Enterprises and Accounting Systems for Business Enterprises ("PRC GAAP"), differ in certain respects from IFRS. Major differences between PRC GAAP and IFRS, which affect the net income and net assets of the Company and its subsidiaries, are summarized as follow:

                                                                                        Net Income
                                                                       -------------------------------------------

                                                                            For the six months ended 30th June
                                                                       -------------------------------------------

                                                                                       2005               2004
                                                                       -------------------------------------------
                                                                                                      Note (i)

Net profit under PRC GAAP                                                     1,620,288,149      2,530,964,525

Impact of IFRS adjustments:
  Profit attributable to minority interests (Note i)                            371,265,335         99,504,588
  Effect of recording the amount received
    in advance based on rate making process (a)                                  (5,220,452)       (52,844,749)
  Difference in the recognition policy on housing
    benefits to the employees of the Company (b)                                (20,041,371)       (14,915,763)
  Difference in capitalization of borrowing costs (c)                            60,571,750         27,891,894
  Effect of recording negative goodwill and amortization (d)                   (123,639,182)                 -
  Difference in accounting treatment for
    issuance cost of short-term bonds (e)                                        19,289,589                  -
  Difference in recognition of professional
    fee incurred on acquisitions (f)                                             16,698,000                  -
  Applicable deferred tax impact of the above GAAP differences (h)               51,864,681          7,717,443
  Others                                                                            427,222        (25,164,247)
                                                                       -------------------------------------------

Net profit under IFRS                                                         1,991,503,721      2,573,153,691
                                                                       ===========================================

                                                                                        Net Assets
                                                                       -------------------------------------------

                                                                                  30th June      31st December
                                                                                       2005               2004
                                                                       -------------------------------------------
                                                                                                      Note (i)

Net assets under PRC GAAP                                                    35,789,948,774     37,183,402,535

Impact of IFRS adjustments:
  Minority interests (Note i)                                                 4,183,675,301      2,573,400,216
  Effect of recording the amount received in advance
    based on rate making process (a)                                         (1,134,818,232)    (1,129,597,780)
  Difference in the recognition policy on housing
   benefits to the employees of the Company (b)                                  45,786,616         68,546,525
  Difference in capitalization of borrowing costs (c)                           198,629,013        156,286,117
  Effect of recording negative goodwill and amortization (d)                  1,360,030,998                  -
  Difference in accounting treatment for
    issuance cost of short-term bonds (e)                                        19,289,589                  -
  Difference in recognition of professional fee
    incurred on acquisitions (f)                                                 59,510,756         42,812,756
  Effect on minority interests of recording fair
    value adjustments upon acquisitions (g)                                   1,643,384,932        843,853,614
  Applicable deferred tax impact of the above GAAP differences (h)             (431,480,882)       (44,583,779)
  Others                                                                       (107,013,468)      (162,208,460)
                                                                       -------------------------------------------

Net assets under IFRS                                                        41,626,943,397    39,531,911,744
                                                                       ===========================================

Note (i) Consistent with disclosure requirement of revised IAS 1-Presentation of Financial Statements, minority interests in the consolidated net assets and net profit under IFRS should be included as a portion of total equity and total profit attributable to shareholders respectively. Accordingly, the comparative figures have been restated to meet the disclosure requirement for this period.

(a)  RECORDING OF THE AMOUNT RECEIVED IN ADVANCE

     In accordance with the tariff setting mechanism applicable to some of the power plants, the Company and its subsidiaries receive an advance payment (calculated at 1% of the book value of fixed assets) as the major repair and maintenance cost requirements of the relevant power plants. This payment received in advance is recognized as a liability under IFRS and is recognized as revenue when the repair and maintenance is performed and the liability extinguished. For PRC statutory financial reporting purposes, this amount is not recorded as a liability and is recognized as revenue.

(b) DIFFERENCE IN THE RECOGNITION POLICY ON HOUSING BENEFITS TO THE EMPLOYEES OF THE COMPANY

     The Company and HIPDC provided housing benefits to certain qualified employees of the Company whereby the living quarters owned by the Company and HIPDC were sold to these employees at preferential prices. The housing benefits represent the difference between the cost of the staff quarters sold to and the net proceeds collected from the employees, which are borne by the Company and HIPDC.

     For PRC statutory reporting purposes, in accordance with the relevant regulations issued by the Ministry of Finance, the total housing benefits provided by the Company are charged to non-operating expenses as incurred. Under IFRS, the housing benefits provided by the Company are recognized on a straight-line basis over the estimated remaining average service lives of the employees.

(c)  CAPITALIZATION OF BORROWING COSTS

     Under PRC GAAP, the capitalization of interests is limited to specific borrowings. No interest can be capitalized on general borrowings.

     In accordance with IAS 23, the Company capitalized interest on general borrowings used for the purpose of obtaining a qualifying asset in addition to the capitalization of interest on specific borrowings. The GAAP difference of capitalized interests on general borrowings also causes the difference of depreciation expense of relevant fixed assets.

(d)  EFFECT OF RECORDING NEGATIVE GOODWILL AND AMORTIZATION

     Under PRC GAAP, the excess of the equity portion of the net assets acquired over the total cost of the acquisition arising from the business combinations in prior years was recorded as negative goodwill and amortized over certain period on a straight-line basis.

     In accordance with revised IFRS 3 -- Business Combination, negative goodwill arising from the business combination in prior years is derecognized in the beginning of this period and the effect is reflected in the beginning retained earnings .And under IFRS, the amortization of the above negative goodwill is reversed.

(e)  DIFFERENCE IN ACCOUNTING TREATMENT FOR ISSUANCE COST OF SHORT-TERM BONDS

     Under PRC GAAP, the issuance cost of short-term bonds is expensed when occurs. In accordance with IAS 39, an entity generally amortizes issuance cost included in the calculation of the effective interest rate over the expected life of the short-term bonds.

(f)  DIFFERENCE IN RECOGNITION OF PROFESSIONAL FEE INCURRED ON ACQUISITIONS

     Under PRC GAAP, the professional fee directly attributable to the acquisition of subsidiaries should be expensed when occurs. In accordance with IFRS 3, such professional fee should be included in the cost of the combination and therefore capitalized.

(g) EFFECT ON MINORITY INTERESTS OF RECORDING FAIR VALUE ADJUSTMENTS UPON ACQUISITIONS

     Under PRC GAAP, the acquired subsidiaries are recorded in the consolidated financial statements of the Company and its subsidiaries at historical cost. In accordance with revised IFRS 3, the acquiree's identified assets, liabilities and contingent liabilities, except for non-current assets that are classified as held for sale in accordance with IFRS 5, are recorded at their fair value on the acquisition date. The differences between the fair value and historical cost of the acquiree's such identifiable assets, liabilities and contingent liabilities affect the acquiree's net assets on the acquisition date and therefore, affect the minority interests (shown as a portion of the net assets) in the consolidated financial statement of the Company and its subsidiaries.

(h)  DEFERRED TAX IMPACT

     This represents deferred tax effect on the above GAAP differences where applicable.